8,500,000 SHARES

                                 [FineAir Logo]
                            FINE AIR SERVICES, INC.

                                 COMMON STOCK

                                 ------------

     Of the 8,500,000 shares of Common Stock being offered hereby 7,400,000 shares are being offered by Fine Air Services, Inc. (the "Company") and 1,100,000 shares are being offered by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Shareholders. Prior to this offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. Existing shareholders will beneficially own 60.3% of the Company's outstanding Common Stock after completion of this offering and will have sufficient voting power to determine the outcome of any matters submitted for shareholder approval. See "Principal and Selling Shareholders." The Company has been approved for quotation of the Common Stock on the Nasdaq National Market under the symbol "BIGF."

                                 ------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR CERTAIN INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                 ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

================================================================================
                 PRICE         UNDERWRITING       PROCEEDS        PROCEEDS
                  TO           DISCOUNTS AND         TO          TO SELLING
                PUBLIC         COMMISSIONS       COMPANY(1)      SHAREHOLDERS
--------------------------------------------------------------------------------
Per Share....    $14.50           $1.015           $13.485         $13.485
--------------------------------------------------------------------------------
Total(2)..... $123,250,000      $8,627,500       $99,789,000     $14,833,500
================================================================================
(1) Before deducting expenses payable by the Company, estimated at $800,000.

(2) The Company has granted to the Underwriters a 30-day option to purchase up to 1,275,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised in full, the Underwriters will offer the additional shares at the Price to Public shown above. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to Selling Shareholders will be $141,737,500, $9,921,625, $116,982,375 and $14,833,500, respectively.

                                 ------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about August 11, 1997.

ALEX. BROWN & SONS
   INCORPORATED
                            BEAR, STEARNS & CO. INC.
                                                         DILLON, READ & CO. INC.

                 THE DATE OF THIS PROSPECTUS IS AUGUST 6, 1997

GRAPHIC OMITTED -- [Pilots in the cockpit of one of the Company's aircraft]

GRAPHIC OMITTED -- [Crew performing engine repair, maintenance and service on one of the Company's engines]

GRAPHIC OMITTED -- [Company logo]

GRAPHIC OMITTED -- [Cargo being transported by one of the Company's forklifts]

GRAPHIC OMITTED -- [Crew performing engine repair, maintenance and service on an aircraft engine]

GRAPHIC OMITTED -- [The front of one of the Company's aircraft]


                               ----------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET.

GRAPHIC OMITTED -- [World Wide Cargo Network]

GRAPHIC OMITTED -- [Company Logo]


GRAPHIC OMITTED -- [Map of the world depicting with (i) green lines, the
                   Company's international sales network including Beijing, Seoul, Shanghai, Tokyo, Guanzzlou, Hong Kong, Taipei, Bangkok, Ho Chi Minh City, Singapore, Djakarta, Sydney, Melbourne, Helsinki, Manchester, Dublin, London, Amsterdam, Frankfurt, Luxembourg, Vienna, Paris, Milan, Barcelona, Madrid, Rome, Tel Aviv, Casablanca, Cairo, Johannesburg, Capetown, Los Angeles, San Francisco, Seattle, Calgary, Salt Lake City, Phoenix, Houston, Dallas, Minneapolis, Chicago, Atlanta, Pittsburgh, Detroit, Toronto, Montreal, Boston, New York and Miami, (ii) blue lines, the Company's scheduled cargo service, including Guatemala, El Salvador, San Jose, Managua, Panama, San Jose, Kingston, Turk Cacos,
                   Santo Domingo, Puerto Rico, Virgin Islands, Netherlands Antilles, Aruba, Curacao, Barbados, Trinidad, Caracas, Medellin, Bogota, Georgetown, Paramaribo, Manaus, Quito, Guayaquil, Lima, La Paz, Brasilia, Rio de Janeiro, Sao Paulo, Buenos Aires, Santiago and Miami, (iii) yellow lines, the Company's North American trucking network, including Los Angeles, San Francisco, Seattle, Calgary,
                   Salt Lake City, Phoenix, Houston, Dallas, Minneapolis, Chicago, Atlanta, Pittsburgh, Detroit, Toronto, Montreal, Boston, New York and Miami]

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND COMBINED FINANCIAL STATEMENTS OF THE COMPANY AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT (I) THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED AND
(II) THE COMPANY'S SHAREHOLDERS HAVE CONTRIBUTED TO THE COMPANY ALL OF THE OUTSTANDING CAPITAL STOCK OF AGRO AIR ASSOCIATES, INC. ("AGRO AIR"). SEE "CERTAIN TRANSACTIONS."


                                  THE COMPANY

     The Company is a leading provider of air cargo services between the United States and South and Central America and the Caribbean. Since 1994, the Company has been the largest international air cargo carrier serving Miami International Airport ("MIA"), based on tons of cargo transported to and from that airport. MIA is the largest international cargo airport in the United States and the third largest international cargo airport in the world. The Company's services include: (i) integrated air and truck cargo transportation and other logistics services ("scheduled cargo services"); (ii) long- and short-term ACMI (aircraft, crew, maintenance and insurance) services and AD HOC charters ("ACMI services"); and (iii) third party aircraft and engine maintenance, repairs and overhauls, training and other services. The Company's scheduled cargo services provide seamless transportation through its MIA hub linking North America, Europe, Asia and the Pacific Rim with 29 South and Central America and Caribbean cities. The Company's customers include international and domestic freight forwarders, integrated carriers, passenger and cargo airlines, major shippers and the United States Postal Service. The Company's revenues have grown, principally as a result of the expansion of its scheduled cargo services, from $29.0 million in 1993 to $94.2 million in 1996, a compound annual rate of 48.1%. Principally as a result of increased revenues from scheduled cargo services, the Company's revenues increased 23.5% from 1995 to 1996 and 17.6% from 1994 to 1995.


     According to published industry sources, the worldwide air freight market had revenues of $64 billion in 1995 and has grown at a 9.1% compound annual rate since 1985 (measured in revenue ton kilometers). The United States/Latin America air freight market is forecasted, by published industry sources, to be the fifth fastest growing air freight market in the world from 1995 to 2005, with an average annual growth rate of approximately 7.1%, as measured in tons. MIA is the largest air gateway to South and Central America and the Caribbean, with more than 80 pure-cargo flights to the region per day. MIA is the primary transshipment point for goods moving by air between North America and South and Central America, representing 72% of total tonnage in 1995. MIA's air trade with South America tripled from $3.1 billion in 1990 to $10.9 billion in 1996.


     The Company markets its scheduled cargo services through a sales network consisting of eight domestic sales offices serving 55 major U.S. cities, five international sales offices serving over 29 cities in Europe, Canada, Asia and the Pacific Rim and 27 sales offices in South and Central America and the Caribbean. The Company receives cargo at its MIA hub and its foreign operations stations (i) through its domestic and international sales network, (ii) from other airlines pursuant to interline agreements and (iii) directly from freight forwarders and other shippers. See "Business--Customers." The Company utilizes its own fleet of 15 DC-8 aircraft and the services of other airlines through interline and other contractual relationships to provide reliable air cargo service between MIA and South and Central America and the Caribbean. The Company has interline relationships with over 50 airlines, including Air France, China Air, Continental Airlines, Iberia, Korean Air and Virgin Atlantic. The Company's scheduled cargo services transported 32,000 tons of freight in 1994 and 75,000 tons of freight in 1996, a compound annual increase of 53%. The Company plans to expand its scheduled cargo services by acquiring up to four widebody aircraft, which includes an L-1011 aircraft the Company began leasing in June 1997, and as many as three additional DC-8s by the end of 1998.

     The Company's customers utilize the Company's ACMI services to obtain lift capacity without acquiring their own aircraft. Under a typical ACMI contract, the Company supplies an aircraft, crew, maintenance and insurance, either on a regularly scheduled or AD HOC basis, while the customer bears all other aircraft operating expenses, including fuel, landing and parking fees and ground and cargo handling expenses. The Company's ACMI customers also bear the risk of utilizing the cargo capacity of the Company's aircraft. By offering ACMI services in addition to scheduled cargo services, the Company is able to schedule its fleet to satisfy demand on its own routes while improving utilization and generating additional revenue from ACMI services.


     The Company's FAA-approved repair stations perform a full range of maintenance, repair and overhaul services for DC-8 aircraft and Pratt & Whitney JT3D-3B aircraft engines. The Company also operates professional pilot and mechanic training schools. The Company's recent move into a new hangar and maintenance facility at MIA enables the Company to expand its third party repair and maintenance services while performing all necessary repairs and maintenance on its own aircraft. The Company began actively marketing its third party repair and maintenance capabilities in 1996 and intends to seek certification to provide similar services for other types of aircraft, including the widebody aircraft the Company intends to acquire with a portion of the net proceeds of this offering. As a result, management expects that the Company's revenues from these services will increase in the future.


COMPETITIVE STRENGTHS:


    ESTABLISHED MARKET POSITION. Since 1994, the Company has transported more international air cargo to and from MIA, the principal air gateway for South and Central America and the Caribbean, than any other carrier. The Company believes that regulatory and other restrictions imposed by U.S. and foreign governmental authorities would make it difficult for a new airline entrant to obtain the necessary operating authority and route rights to duplicate the Company's business. Management also believes that the scarcity of available facilities at MIA will inhibit potential competitors seeking to duplicate the Company's operations.


    LOW AIRCRAFT AND OPERATING COST STRUCTURE. The Company maintains a low cost structure through: opportunistic acquisition of used aircraft, engines and spare parts; elimination of duplicative costs by centralizing its flight and maintenance operations in Miami; "in-sourcing" activities such as training, aircraft and engine repairs and maintenance; and using its own ground and cargo handling personnel and equipment. The Company's uniform aircraft fleet has allowed it to standardize its spare part inventories, maintenance and training operations, thereby increasing operating efficiencies and improving the reliability of the Company's air cargo services.


    ASSET OWNERSHIP. The Company has made a substantial investment to acquire the assets necessary to support its operations, including 15 DC-8 aircraft, 20 used spare aircraft engines, an extensive inventory of spare parts and aircraft components, maintenance and engine repair equipment and substantially all of the equipment and vehicles for its aircraft ground and cargo handling requirements. See "Business--Aircraft Fleet." Management believes that the value of the Company's operating assets is substantially in excess of their book value, and following the Company's use of a portion of the net proceeds of this offering to retire long-term debt, it will have no debt service associated with these assets. The Company has also made a substantial commitment of capital and resources to obtain required governmental authorizations, develop its sales and marketing network and build the infrastructure necessary to support its scheduled cargo and ACMI services.


    EXPERIENCED MANAGEMENT TEAM. The Company is led by an experienced management team, headed by Messrs. Frank and Barry Fine, who together have over 50 years of experience in the air cargo industry and whose knowledge of the South and Central American and Caribbean business environment has been a key element of the Company's success. The other key members of the Company's management team, including those responsible for the Company's flight operations, maintenance and repair facilities, as well as marketing and sales activities, each have over 20 years of industry experience, including experience in the Company's markets.


    DIVERSITY OF CUSTOMER BASE. The Company offers a wide range of air cargo services to a diverse customer base that includes international and domestic freight forwarders, integrated carriers, passenger and cargo airlines, major shippers and the United States Postal Service. The Company provides scheduled cargo services to over 1,200 customers, none of which accounted for more than 5% of the Company's total revenues in 1996. Because the Company is able to provide its customers a broad range of services tailored to their particular needs, management believes that the Company is well positioned to benefit from the expected growth in demand for air freight transportation between the United States and South and Central America and the Caribbean. See "Industry Overview."


GROWTH STRATEGY:


    INCREASE LIFT CAPACITY. The Company intends to increase the number of markets it can serve and its capacity in existing markets by adding up to four widebody aircraft and as many as three additional DC-8s by the end of 1998. In June 1997, the Company began leasing an L-1011 aircraft which the Company has an option to acquire at any time prior to December 1997. Widebody aircraft have longer range and significantly larger volume capacity than DC-8s and will permit the Company to extend its route structure to serve the southernmost countries of South America and to more economically serve high cargo volume routes on which the Company currently operates multiple daily flights. DC-8s that are utilized on these routes will be redeployed to increase capacity to existing markets and to develop service to new destinations that are more efficiently served with narrowbody aircraft. In addition, to capture a greater share of air cargo traffic between Europe to South and Central America and the Caribbean, the Company will consider utilizing its widebody aircraft to directly serve a limited number of European destinations that can support the volume necessary to economically operate trans-Atlantic service.


    EXPAND SALES NETWORK AND TRANSPORTATION LOGISTICS SERVICES. The Company plans to expand its domestic and international sales network by opening new domestic sales offices, adding sales personnel, increasing the number of general sales agents who market the Company's services domestically and internationally and expanding the Company's interline relationships. The Company also plans to increase the scope of its transportation logistics services, particularly in South and Central America and the Caribbean, where other airlines and freight forwarders play a much smaller role in arranging for these services.


    EXPAND ACMI SERVICES. Management believes that the Company's acquisition of widebody aircraft will enable it to market its ACMI services to a broader range of customers, including those who require the longer range and/or larger volume capacity of these aircraft. The Company also plans to utilize its existing and any newly acquired DC-8s to increase its ACMI capabilities.


     The Company was incorporated in Florida in 1989. Agro Air, a Florida corporation incorporated in 1982, owns 15 DC-8 aircraft that are leased primarily to the Company and provides airframe and engine maintenance, repair and overhaul services to the Company and third parties. Agro Air is wholly-owned by the Company's current shareholders and will become a wholly-owned subsidiary of the Company upon completion of this offering. See "Certain Transactions" and Note 14 of Notes to the Company's Combined Financial Statements. Unless the context otherwise requires, references in this Prospectus to the "Company" refer to the combined operations of the Company and Agro Air. The Company's principal executive offices are located at 2261 N.W. 67th Avenue, Building 700, Miami, Florida, 33122 and its telephone number is
(305) 871-6606.

                                  THE OFFERING


Common Stock offered by the Company ........................   7,400,000 shares

Common Stock offered by the Selling Shareholders   .........   1,100,000 shares

Common Stock to be outstanding after the offering(1)  ......   21,410,345 shares

Use of proceeds   ..........................................   To acquire additional aircraft, hushkit
                                                               the Company's existing aircraft, repay
                                                               debt and for working capital and
                                                               other general corporate purposes. See
                                                               "Use of Proceeds."

Proposed Nasdaq National Market symbol .....................   BIGF

----------------
(1) Includes 10,345 shares of Common Stock to be issued to an executive officer of the Company simultaneously with this offering pursuant to the Company's Incentive Compensation Plan (the "Incentive Plan"). Excludes (i) an additional 1,239,655 shares of Common Stock reserved for issuance pursuant to the Incentive Plan and (ii) 250,000 shares of Common Stock reserved for purchase under the Company's Employee Stock Purchase Plan (the "Stock Purchase Plan"). Simultaneously with this offering, the Company intends to grant to certain officers and other key employees options to purchase an aggregate of 485,700 shares of Common Stock, exercisable at the initial public offering price. See "Management--Employment Agreements" and "--Stock Plans."

               SUMMARY COMBINED FINANCIAL AND OPERATING DATA(1)

              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)


                                                                      YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------------------------------
                                                1992         1993           1994           1995            1996
STATEMENT OF OPERATIONS DATA:                 ---------- ------------ ---------------- ------------ ------------------
 Revenues:
  Scheduled cargo services    ...............   $     --      $    -- $     19,941         $ 40,124 $       54,775
  ACMI services   ...........................     22,266       29,025       44,420           35,340         35,520
  Repairs, training and other    ............         --           --          492              885          3,953
   Total revenues    ........................     22,266       29,025       64,853           76,349         94,248
 Operating income    ........................      3,596        3,889       12,139           11,703         13,208
 Net income .................................      5,473        3,128       14,198(2)        11,038         13,028
 Pro forma net income(3)   ..................      3,414        1,951        8,794            6,818          8,058
 Pro forma net income per share(3)  .........   $   0.16        $0.09 $       0.41            $0.32 $         0.36
 Pro forma weighted average
  shares outstanding ........................     21,410       21,410       21,410           21,410         22,471(4)
OPERATING DATA:
 Destinations served (end of period)   ......         --           --            9               21             27
 Tons of freight transported--
  scheduled cargo services    ...............         --           --       32,072           64,906         75,923
 ACMI block hours flown    ..................      9,566       12,943       15,280           12,068         12,289
 Aircraft in service (end of period)   ......          8           13           13               14             15



                                                   THREE MONTHS ENDED
                                                        MARCH 31,
                                              -----------------------------
                                                1996            1997
STATEMENT OF OPERATIONS DATA:                 ---------- ------------------
 Revenues:
  Scheduled cargo services    ...............   $ 11,693 $       16,174
  ACMI services   ...........................      5,430          9,126
  Repairs, training and other    ............      1,796            626
   Total revenues    ........................     18,919         25,926
 Operating income    ........................      1,305          3,349
 Net income .................................      1,465          3,170
 Pro forma net income(3)   ..................        914          1,977
 Pro forma net income per share(3)  .........   $   0.04 $         0.09
 Pro forma weighted average
  shares outstanding ........................     21,410         22,471(4)
OPERATING DATA:
 Destinations served (end of period)   ......         27             29
 Tons of freight transported--
  scheduled cargo services    ...............     18,360         19,404
 ACMI block hours flown    ..................      2,146          3,050
 Aircraft in service (end of period)   ......         14             15


                                                     MARCH 31, 1997
                                     ----------------------------------------------
                                                                     PRO FORMA
                                     ACTUAL      PRO FORMA (5)     AS ADJUSTED (6)
BALANCE SHEET DATA:                  ---------   ---------------   ----------------
 Cash and cash equivalents  ......     $ 4,831     $      --           $ 89,408
 Working capital   ...............      16,162        (7,849)            82,987
 Total assets   ..................      65,341        60,999            150,407
 Total debt  .....................       9,581        29,250             19,669
 Stockholders' equity    .........      47,793        14,450            113,439

----------------
(1) Presents the combined financial and operating data of the Company and Agro Air, each of which are under the control of common shareholders (Frank and Barry Fine). See Note 1 of Notes to the Company's Combined Financial Statements.
(2) Net income for 1994 includes a $2.2 million gain on insurance settlement, representing the excess of insurance proceeds over the net book value of an aircraft that sustained significant damage. See "Management's
    Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."
(3) For each of the periods presented, the Company and Agro Air (collectively, the "S Companies") were S corporations and, accordingly, were not subject to federal and certain state corporate income taxes. The pro forma information has been computed as if the S Companies were subject to federal and all applicable state corporate income taxes for each of the periods presented, assuming that a 37.6% tax rate would have been applied had the S Companies been treated as C corporations. See "Dividend Policy and Prior S Corporation Status," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Certain Transactions."
(4) Includes that number of shares of Common Stock which, had they been issued (at the initial public offering price less underwriting discounts and commissions), would have generated cash sufficient to fund the portion of the S Corporation Distributions in excess of the Company's pro forma net income for the twelve-months ended March 31, 1997. See Note 14 of Notes to the Company's Combined Financial Statements.
(5) Pro forma to give effect to the (i) cash payment of approximately $4.8 million and issuance by the S Companies of approximately $19.7 million promissory notes (the "S Corporation Notes") to their existing shareholders (collectively, the "S Corporation Distributions") and (ii) establishment of a $8.8 million net deferred tax liability, in each case, calculated as if the S Companies had converted to C corporations as of March 31, 1997. The actual amount of the S Corporation Distributions will depend upon the S Companies' earnings from April 1, 1997 to the conversion date, and the cash portion of the S Corporation Distributions will depend upon the amount of cash available for distribution. See "Dividend Policy and Prior S Corporation Status."
(6) Pro forma as adjusted to give effect to the sale of the 7,400,000 shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom as described in "Use of Proceeds."

                                 RECENT RESULTS

     On July 24, 1997, the Company reported preliminary operating results for the six months ended June 30, 1997. Revenues for the six months ended June 30, 1997 totaled $52.2 million compared to $39.2 million for the same period in 1996, an increase of 33.2%. Income from operations for the six months ended June 30, 1997 totaled $6.7 million compared to $2.7 million for the same period in 1996, an increase of 148%. The Company generated pro forma net income of $4 million for the six months ended June 30, 1997, compared to $1.7 million for the same period in 1996, an increase of 135%.

                                  RISK FACTORS


     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS.


     INTERNATIONAL BUSINESS RISKS. The Company derives a majority of its revenues from providing air cargo services and ACMI services to South and Central America and the Caribbean. The risks of doing business in foreign countries include potential adverse changes in the diplomatic relations of foreign countries with the United States, hostility from local populations, adverse effects of currency exchange controls, restrictions on the withdrawal of foreign investment and earnings, government policies against businesses owned by non-nationals, expropriations of property, the potential instability of foreign governments and the risk of insurrections that could result in losses against which the Company is not insured. The Company's international operations also are subject to economic uncertainties, including, among others, risks of renegotiation or modification of existing agreements or arrangements with governmental authorities, exportation and transportation tariffs, foreign exchange restrictions and changes in taxation structure. At some foreign airports, the Company is required by local governmental authorities or market conditions to contract with third parties for maintenance, ground and cargo handling and other services. The performance by these third parties of such services is beyond the Company's control, and any operating difficulties experienced by these third parties could adversely affect the Company's reputation or business. In addition, traffic rights to many foreign countries are subject to bilateral air services agreements between the United States and the foreign countries, are allocated only to a limited number of U.S. carriers and are subject to approval by the applicable foreign regulators. Consequently, the Company's ability to provide air cargo service in some foreign markets depends in part on the willingness of the U.S. Department of Transportation (the "DOT") to allocate limited traffic rights to the Company rather than to competing U.S. airlines and on the approval of the applicable foreign regulators. See "Business--Government Regulation."


     GROWTH STRATEGY IMPLEMENTATION; ABILITY TO MANAGE GROWTH. The Company's growth strategy includes (i) increasing its scheduled cargo services to South and Central America and the Caribbean as well as the possible expansion of such services to other international markets such as Europe, (ii) increasing its ACMI services and (iii) possible acquisitions. The Company's ability to execute its growth strategy will depend on a number of factors, including existing and emerging competition, the ability to maintain profit margins in the face of competitive pressures, the continued recruitment, training and retention of operating employees, the strength of demand for its services and the availability of capital to support its growth. Expanded international operations are likely to involve increased costs and risks including those related to foreign regulation, intensified competition, currency fluctuations and exchange controls. In addition, future growth is likely to place strains on the Company's management resources, management information systems and financial and accounting systems. There can be no assurance that the Company will be successful in implementing its growth strategy, and the Company's failure to do so effectively could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Growth Strategy."


     COMPETITION. The air freight industry is highly competitive. The Company's cargo services compete for cargo volume principally with other all-cargo airlines, integrated carriers and scheduled and non-scheduled passenger airlines which have substantial belly cargo capacity. To a lesser extent, the Company's cargo services also compete for freight forwarding business with fully integrated carriers, some of which are also customers of the Company. The Company's ACMI services compete primarily with other airlines that operate all-cargo aircraft and have lift capacity in excess of their own needs. Many of the Company's competitors have substantially greater financial and other resources and more extensive facilities and equipment than the Company. There can be no assurance that the Company will be able to continue to compete successfully with existing or new competitors. See "Business--Competition."


     CAPITAL INTENSIVE NATURE OF AIRCRAFT OWNERSHIP AND OPERATION. The airline business is highly capital-intensive. The Company has made significant capital investments to acquire the aircraft, ground and cargo handling equipment and an inventory of spare parts necessary for the operation of its business. The Company historically has purchased, and intends to continue to purchase, used aircraft, which tend to require more maintenance than newer generation aircraft. Older aircraft tend to be subject to more Airworthiness Directives ("ADs") promulgated by the U.S. Federal Aviation Administration (the "FAA") than newer aircraft, and are required to undergo extensive structural inspections on an ongoing basis. Currently, the Company fleet consists of a single aircraft type, and an AD requiring significant modifications to that aircraft type could require the Company to invest significant additional funds in its aircraft or ground its fleet pending compliance with the AD. The Company cannot predict when and whether new ADs covering its aircraft will be promulgated, and there can be no assurance that compliance with ADs will not adversely affect the Company's business, financial condition or results of operations. In addition, to satisfy FAA rules regarding allowable noise levels, the Company must install "hushkits" on its existing fleet of 15 DC-8s at an estimated cost of approximately $1.6 million per aircraft, or $24 million in the aggregate. The Company intends to purchase hushkits for this purpose from QTV, Ltd., a related party, which received a Supplemental Type Certificate, a certification from the FAA that authorizes the use of a particular process to perform a major modification to a United States registered aircraft ("STC"), meeting the Stage III noise requirements for its hushkits on June 30, 1997. See "Certain Transactions". There can be no assurance that the costs of acquiring and installing hushkits on the Company's aircraft thereof will not exceed management's estimates or that the installation can be completed on a timely basis. See "Business--Government Regulation."


     AVAILABILITY OF ADDITIONAL AIRCRAFT AND AIRCRAFT PARTS. The Company's growth strategy depends in large part upon its ability to acquire additional aircraft to increase its lift capacity. The Company's strategy has been to acquire used aircraft that formerly were in passenger service and to convert such aircraft to cargo use. The market for used aircraft can be affected by a number of factors, including increased demand from other cargo carriers, which could limit the number of available aircraft and increase the acquisition cost thereof. Certain parts and components required for the operation of the Company's existing aircraft may not be readily available in the marketplace when the Company requires them, and the inability of the Company to obtain necessary components or parts in a timely manner could adversely affect the Company's operations. There can also be no assurance that any aircraft acquired in passenger configuration can be converted to cargo configuration on a timely basis. See "Business--Growth Strategy."


     CYCLICAL NATURE OF AIR FREIGHT INDUSTRY; SEASONALITY AND FLUCTUATIONS IN QUARTERLY RESULTS. The air freight industry is highly sensitive to general economic and political conditions, and the results of operations and financial condition of air cargo carriers such as the Company can be adversely affected by economic downturns in global or regional economies that result in decreased demand for air freight transportation. Any prolonged general reduction in the world air freight market could have a material adverse effect on the Company's growth or financial performance. The Company's business has been, and is expected to continue to be, seasonal in nature, with a majority of the Company's revenues and operating income falling in the second half of the year (principally the fourth quarter). The Company's fourth quarter revenues and operating income are typically higher due to an increase in cargo transported in anticipation of and during the holiday season. An interruption in the Company's operations during this period due to unanticipated maintenance, compliance with ADs, severe weather or other factors beyond the Company's control could have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality."


     COST AND AVAILABILITY OF FUEL. Fuel is a major expense for all airlines, and the cost and availability of aviation fuel are subject to economic and political factors and events which the Company can neither control nor accurately predict. Higher fuel prices resulting from fuel shortages or other factors could adversely affect the Company's profitability if the Company is unable to pass on the full amount of fuel price increases to its customers through fuel surcharges or higher rates. In addition, a shortage of supply could have a material adverse effect on the air freight industry in general and the financial condition and results of operations of the Company. See "Business--Aircraft Fleet--Fuel."


     CONTRABAND RISK. Customers may not inform the Company, despite the requirement to do so, when their cargo includes hazardous materials. In addition, the Company's own checks and searches for hazardous materials, weapons, explosive devices and illegal freight may not reveal the presence of such materials or substances in its customers' cargo. The transportation of unmanifested hazardous materials or of contraband could result in fines, penalties, flight bans or possible damage to the Company's aircraft. In one such instance, the government of Peru has alleged that the Company supplied a chartered aircraft, which transported weapons to Ecuador in February 1995 during the Ecuador-Peru conflict, and has revoked the Company's right to fly into Peru or over Peruvian airspace. The particular flight at issue was a chartered aircraft, and the Company denies any wrongdoing. The FAA found after an investigation of the matter that there was not sufficient evidence to support a conclusion that the Company violated regulations governing the transportation of hazardous materials by air. However, the Company continues to be subject to the Peruvian flight ban and is unable to predict when this ban will be lifted. There can be no assurance the Company will not be subject to fines, penalties or flight bans in the future, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Security and Safety."


     DEPENDENCE UPON MANAGEMENT AND KEY PERSONNEL. The Company's success depends to a significant degree upon the continued services of J. Frank Fine and Barry H. Fine, as well as the Company's ability to retain other members of the Company's senior management team and key personnel. The Company does not have employment agreements with any of its officers or employees and does not maintain "key man" life insurance. The loss of services of Messrs. Frank or Barry Fine or certain other officers or key personnel could have a material adverse effect on the Company's results of operations and its future prospects. See "Management."


     EMPLOYEE RELATIONS. Many airline industry employees are represented by labor unions. The Company's employees have been subject to union organization efforts from time to time, and the Company is likely to be subject to future unionization efforts as its operations expand. On July 24, 1997, the Company received a notice from the National Mediation Board in connection with an application filed on behalf of the International Brotherhood of Teamsters (the "Teamsters") seeking a vote by the Company's Flight Deck Crew Members for the Teamsters to organize and to represent such employees for collective bargaining purposes. The unionization of the Company's workforce could result in higher employee compensation and working condition demands that could increase the Company's operating costs or constrain its operating flexibility. See "Business--Employees."


     GOVERNMENT REGULATION. The Company is subject to extensive government regulation under U.S. laws and the laws of the various countries which it serves as well as bilateral and multilateral agreements between the United States and foreign governments. The Company is subject to the jurisdiction of the FAA with respect to aircraft maintenance and operations and other matters affecting air safety. The FAA has the authority to suspend temporarily or revoke permanently the authority of the Company or its licensed personnel for failure to comply with FAA regulations and to assess civil penalties for such failures. The DOT and FAA have authority under the Aviation Safety Noise Abatement Act of 1979, as amended, and under the Airport Noise and Capacity Act of 1990 ("ANCA") to monitor and regulate aircraft engine noise and exhaust emissions. ANCA requires the elimination of Stage II aircraft, pursuant to which airlines such as the Company must bring their fleets into compliance with certain FAA Stage III noise emissions standards in the contiguous 48 states by December 31, 1999. The FAA has promulgated under the ANCA regulations establishing interim compliance dates and phase-out requirements. The Company must currently have at least 50% of its fleet in compliance with the FAA's Stage III noise level requirements. Seventy-five percent of the Company's fleet must be in compliance by December 31, 1998, and the Company's entire fleet must be in full compliance by December 31, 1999. In order to meet the FAA's Stage III requirements, the Company currently intends to install hushkits on six of its aircraft in 1997, six in 1998 and the balance by December 31, 1999. The Company intends to purchase hushkits for this purpose from QTV, Ltd., a related party, which received an STC meeting the Stage III noise requirements for its hushkits in June 1997. See "Certain Transactions." The Company estimates that the cost to hushkit its existing fleet of 15 DC-8s to comply with Stage III requirements will be $1.6 million per aircraft, or $24 million in the aggregate. To date, however, the Company has not installed hushkits on any of its aircraft, and has met the Stage III requirements applicable to it through interchange agreements with other airlines. Pursuant to such interchange agreements and under current rules promulgated by the FAA, the Company has pooled its fleet with other carriers and obtained credits from these other carriers for aircraft that meet the Stage III standards, which has allowed the Company to satisfy the FAA's Stage III requirements. The

Company is capable and has the authority, right and approval from the FAA to operate, under an interchange agreement, third party aircraft. There can be no assurance that the FAA will continue to permit or recognize the validity of such interchange agreements. The Company must also remain "fit" under applicable DOT regulations governing, among other things, air carriers' financial health, record of compliance with DOT regulations and U.S. citizenship requirements. The FAA also exercises regulatory jurisdiction over the transportation of hazardous materials. To provide scheduled service to foreign countries, the Company must obtain permission for such operations from both the DOT and the applicable foreign government authorities and comply with all applicable rules and regulations imposed by these foreign government authorities.


     The failure of the Company or its employees to comply with applicable government regulations could subject the Company to substantial fines or penalties or could result in the suspension or loss of the Company's licenses, permits or authority to operate its aircraft or routes. In 1991, Agro Air paid approximately $107,000 in penalties and signed a consent order with the DOT, agreeing that Agro Air was able to lease aircraft and to provide maintenance and insurance, but not to lease or provide aircraft crews to third parties. This consent order has not adversely impacted the Company's operations and the Company has been able to provide ACMI services to third parties. In March 1997, the Company agreed to settle with the FAA and pay civil penalties in the amount of $30,000 for violation of the Federal Aviation Regulations for failing to properly document certain training of some of its crew members.


     In addition to the foregoing, the adoption of new laws, policies, or regulations, amendments to existing laws or regulations, including ANCA, or changes in the interpretation or application of existing laws, policies or regulations, whether by the FAA, the DOT, the U.S. government or any foreign, state or local government to whose authority the Company is subject could have a material adverse impact on the Company and its operations. See "Business--Government Regulation."


     UNINSURED LOSSES; COST OF INSURANCE. The Company is subject to potential losses as a result of third party claims arising from accidents involving the Company's aircraft or an aircraft that the Company has repaired or maintained. Substantial claims resulting from such an accident could exceed the Company's policy limits and have a material adverse effect on the business, financial condition and results of operations of the Company. Aviation insurance premiums historically have fluctuated based on factors that include the loss history of the industry in general and the insured carrier, and the ability of the Company to maintain adequate insurance coverage on economical terms could be adversely affected by general industry conditions or losses incurred by the Company.


     CONTROL BY PRINCIPAL SHAREHOLDERS. J. Frank Fine and Barry H. Fine (the "Principal Shareholders") will each beneficially own approximately 60.3% of the Company's outstanding Common Stock after completion of this offering (approximately 56.9% if the Underwriters' over-allotment option is exercised in full). As a result, each of these shareholders will be in a position to significantly influence the outcome of matters submitted for shareholder approval, including the election of directors, mergers, sales of assets and other corporate transactions, and together, they will have sufficient voting power to determine the outcome of any matters submitted to the shareholders. See "Principal and Selling Shareholders."


     RESTRICTIONS ON FOREIGN OWNERSHIP AND CONTROL. Under applicable regulatory restrictions, no more than 25% of the voting stock of the Company can be owned or controlled, directly or indirectly, by persons who are not U.S. citizens. In addition, under existing DOT precedent and policy, actual control must reside in U.S. citizens. Federal statutes also require that at least two-thirds of the Company's Board of Directors and its President be U.S. citizens. The Company's Amended and Restated Articles of Incorporation (the "Articles") and Bylaws limit the aggregate voting power of non-U.S. persons to 25% of the votes voting on or consenting to any matter. The Company's Bylaws provides that no shares of capital stock may be voted by or at the direction of persons who are not U.S. citizens unless such shares are registered on a separate stock record. Furthermore, the Articles and Bylaws do not permit more than one-third of the Company's officers or directors or its President to be non-U.S. citizens. See "Description of Capital Stock."


     POSSIBLE ANTI-TAKEOVER EFFECTS OF FLORIDA LAW, CHARTER PROVISIONS AND PREFERRED STOCK. The Company is organized under the laws of the State of Florida. Certain provisions of Florida law may have the effect of delaying, deferring or preventing a change in control of the Company. In addition, certain provisions of the Company's Articles and Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a shareholder might consider in its best interest. The Board of Directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of the Company's Common Stock. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of the Company. See "Description of Capital Stock--Anti-takeover Effects of Certain Provisions of Florida Law and the Company's Articles and Bylaws."


     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of this offering, the Company will have outstanding 21,410,345 shares of Common Stock. All of the 8,500,000 of these shares to be sold in this offering will be freely transferable by persons other than "affiliates" of the Company without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 12,910,345 shares of Common Stock outstanding will be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144 under the Securities Act. The Principal Shareholders have agreed that without the prior written consent of Alex. Brown & Sons Incorporated, they will not, during the 180 day period commencing on the date hereof offer, sell or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock. Sales of substantial numbers of shares of Common Stock in the public market could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale."


     LACK OF PRIOR PUBLIC MARKET AND VOLATILITY OF STOCK PRICE. Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market for the Common Stock will develop subsequent to this offering or, if developed, that it will be sustained. The initial public offering price of the Common Stock will be determined by negotiation among the Company, the Selling Shareholders and the Representatives of the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Upon commencement of this offering, the Common Stock will be quoted on the Nasdaq National Market, which has experienced and may continue to experience significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. In addition, the Company believes that factors such as quarterly fluctuations in the financial results of the Company, earnings below analyst estimates and the financial performance of other publicly traded companies could cause the price of the Common Stock to fluctuate substantially.


     DIVIDEND POLICY; S CORPORATION DISTRIBUTIONS. Until immediately prior to completion of this offering, the S Companies will be treated as S corporations under the Internal Revenue Code of 1986, as amended (the "Code") and comparable provisions of state income tax laws. Accordingly, the S Companies have made and, prior to this offering will make periodic distributions to their shareholders in amounts at least sufficient to provide them funds for tax obligations payable by them on account of the S Companies' earnings. Immediately prior to the completion of this offering, the S Companies will convert from S corporation to C corporation status. In connection with this conversion, the S Companies will effect the S Corporation Distributions, consisting of cash and S Corporation Notes (which, at March 31, 1997, would have been approximately $24.5 million), with the result that the Company's retained earnings and shareholders' equity will be significantly reduced. In addition, the Company will record a one-time, non-cash charge against earnings in the third quarter of 1997, resulting from a net deferred tax liability in connection with the S Companies' conversion from S corporation to C corporation status. Had the Company recorded this liability on March 31, 1997, the amount of this charge would have been approximately $8.8 million. Following completion of this offering, the Company does not anticipate paying any further cash dividends for the foreseeable future. See "Dividend Policy and Prior S Corporation Status," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."


     DILUTION. Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution of approximately $9.20 per share of Common Stock from the initial public offering price. See "Dilution."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 7,400,000 shares of Common Stock being offered by the Company hereby are estimated to be approximately $99.0 million ($116.2 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and the estimated offering expenses. Of such net proceeds, the Company will use (i) approximately $60 million to acquire up to four widebody aircraft and as many as three additional DC-8s by the end of 1998, which includes approximately $3 million for spare parts for its widebody aircraft and the cost to convert the acquired aircraft to cargo configuration if necessary;
(ii) approximately $19.2 million to install hushkits on 12 of the Company's DC-8s; and (iii) approximately $9.6 million to retire all of the Company's long-term debt, which bears interest at rates ranging from 7.5% to 10% per annum and matures at various dates through March 2003. In June 1997, the Company began leasing an L-1011 aircraft, which the Company has an option to acquire at any time prior to December 1997 for a purchase price of $13 million less certain amounts paid by the Company during the lease term. The Company expects to purchase this aircraft with a portion of the proceeds from this offering. The Company has not identified any of the other widebody aircraft it expects to purchase by the end of 1998. See "Business--Aircraft Fleet." For a description of the Company's long-term debt, see Note 9 of Notes to the Company's Combined Financial Statements. The Company will use the remaining net proceeds for working capital and other general corporate purposes, which may include payment of the S Corporation Notes and the acquisition of complementary businesses. From time to time, the Company evaluates possible acquisitions but is not currently considering any specific acquisition. The Company intends to invest the net proceeds from this offering in interest-bearing, investment grade obligations pending application thereof in the manner described above. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders.



                 DIVIDEND POLICY AND PRIOR S CORPORATION STATUS


     Until immediately prior to completion of this offering, the S Companies have been subject to taxation under Subchapter S of the Code and comparable provisions of state income tax laws. As a result, the net income of the S Companies, for federal and certain state income tax purposes, was reported by and taxable directly to the S Companies' shareholders during that time rather than to the S Companies. The S Companies historically have paid cash dividends to their shareholders in amounts at least sufficient to provide them funds for tax obligations payable by them on account of the S Companies' income. In connection with their conversion from S corporation to C corporation status, the S Companies will effect the S Corporation Distributions (consisting of cash and S Corporation Notes) to their shareholders prior to the conversion. The S Corporation Notes will have a one-year term and bear interest at 6.25% per annum. The S Corporation Distributions will represent the S Companies' accumulated taxable income which has not been distributed to their shareholders prior to the conversion date. If the S Companies had converted to C corporations as of March 31, 1997, the aggregate amount of the S Corporation Distributions would have been approximately $24.5 million. The actual amount of the S Corporation Distributions will depend upon the S Companies' earnings from April 1, 1997 to the conversion date, and the cash portion of the S Corporation Distributions will depend upon the amount of cash available for distribution. In addition to the S Corporation Distributions, prior to this offering Agro Air will assign to its shareholders the right to receive the proceeds of a $2.5 million judgment plus interest. See "Certain Transactions."


     Following this offering, the Company does not intend to pay cash dividends as it intends to retain any future earnings for reinvestment in its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION


     The following table sets forth as of March 31, 1997: (i) the cash and cash equivalents and total combined capitalization of the Company; (ii) such cash and cash equivalents and combined capitalization on a pro forma basis to give effect to the S Corporation Distributions and the recognition of a deferred tax liability resulting from conversions of the S Companies to C corporations; and
(iii) such pro forma cash and cash equivalents and combined capitalization as adjusted to reflect the sale of the 7,400,000 shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom after deduction of underwriting discounts and commissions and estimated offering expenses. This table should be read in conjunction with the Company's Combined Financial Statements and Notes thereto and the other financial information appearing elsewhere in this Prospectus. See "Use of Proceeds," "Dividend Policy and Prior S Corporation Status" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                   MARCH 31, 1997
                                                                      ----------------------------------------
                                                                                      PRO         PRO FORMA
                                                                       ACTUAL        FORMA        AS ADJUSTED
                                                                      -----------   -----------   ------------
                                                                                   (IN THOUSANDS)
Cash and cash equivalents   .......................................    $ 4,831       $    --       $ 89,408
                                                                       =======       =======       ========
Current portion of long-term debt .................................    $ 1,428       $ 1,428       $     --
                                                                       =======       =======       ========
Long-term debt, less current portion (1)   ........................    $ 8,153       $ 8,153       $     --
                                                                       -------       -------       --------
Stockholders' equity:
 Preferred stock, $0.01 par value, 10,000,000 shares authorized; no shares issued and outstanding, actual, pro forma and pro forma
  as adjusted   ...................................................    $    --       $    --       $     --
 Common stock, $1.00 par value; 8,000 shares authorized, 2,500 shares issued and outstanding actual and pro forma; $0.01 par value, 50,000,000 shares authorized, 21,410,345 shares issued and
  outstanding pro forma as adjusted (2)    ........................          3             3            214
 Additional paid-in capital    ....................................         --        14,555        113,333
 Retained earnings    .............................................     47,898            --             --
 Net unrealized holding loss on investment securities  ............       (108)         (108)          (108)
                                                                       -------       -------       --------
   Total stockholders' equity  ....................................     47,793        14,450        113,439
                                                                       -------       -------       --------
    Total capitalization    .......................................    $55,946       $22,603       $113,439
                                                                       =======       =======       ========

----------------
(1) For a description of the Company's long-term debt, see Note 9 of Notes to the Company's Combined Financial Statements.

(2) Includes 10,345 shares of Common Stock to be issued to an executive officer of the Company simultaneously with this offering pursuant to the Incentive Plan. Excludes (i) an additional 1,239,655 shares of Common Stock reserved for issuance pursuant to the Incentive Plan and (ii) 250,000 shares of Common Stock reserved for purchase under the Stock Purchase Plan. Simultaneously with this offering, the Company intends to grant to certain officers and other key employees options to purchase an aggregate of 485,700 shares of Common Stock, exercisable at the initial public offering price. See "Management--Employment Agreements" and "--Stock Plans."

                                    DILUTION


     As of March 31, 1997, the Company had a pro forma net tangible book value of $14.5 million, or $1.04 per share, after giving effect to the S Corporation Distributions and recognition of a $8.8 million net deferred tax liability resulting from the conversion of the S Companies to C corporations. Pro forma net tangible book value per share is determined by dividing the pro forma net tangible book value (tangible assets less total liabilities) of the Company by the number of shares of Common Stock outstanding. After giving effect to the sale of the 7,400,000 shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom after deduction of underwriting discounts and commissions and estimated offering expenses, the Company's pro forma net tangible book value as of March 31, 1997 would have been $113.4 million, or $5.30 per share. This represents an immediate increase in the pro forma net tangible book value to existing shareholders of $4.26 per share and an immediate dilution to new investors of $9.20 per share. The following table illustrates such per share dilution:



  Assumed initial public offering price    ..................                 $14.50
   Pro forma net tangible book value before offering   ......    1.04
   Increase attributable to new investors  ..................    4.26
                                                                ------
  Pro forma net tangible book value after offering  .........                   5.30
                                                                           ---------
  Dilution to new investors .................................                  $9.20
                                                                           =========

     The following table sets forth as of March 31, 1997, on a pro forma basis to give effect to the S Corporation Distributions, the number of shares of Common Stock purchased from the Company, the total difference between existing shareholders and new investors with respect to number of shares purchased from the Company, the total consideration paid and the average price per share, before deducting underwriting discounts and commissions and estimated offering expenses:



                                     SHARES PURCHASED          TOTAL CONSIDERATION
                                 ------------------------   --------------------------   AVERAGE PRICE
                                  NUMBER         PERCENT     AMOUNT           PERCENT     PER SHARE
                                 ------------   ---------   --------------   ---------   --------------
Existing shareholders   ......   12,900,000        60.3%    $ 14,557,190        10.6%        $ 1.13
New investors  ...............    8,500,000        39.7%     123,250,000        89.4%        $14.50
                                 -----------     ------     -------------     ------
  Total  .....................   21,400,000       100.0%    $137,807,190       100.0%
                                 ===========     ======     =============     ======

     The foregoing tables do not reflect (i) the issuance simultaneously with this offering of 10,345 shares of Common Stock to an executive officer of the Company, (ii) the possible exercise of options to purchase up to 1,239,655 shares of Common Stock granted or which may be granted after completion of this offering under the Incentive Plan, of which the Company intends to grant options to purchase 485,700 shares at the initial public offering price upon completion of this offering, or (iii) the issuance of up to 250,000 shares of Common Stock under the Stock Purchase Plan. See "Management--
Employment Agreements" and "--Stock Plans."

                            SELECTED FINANCIAL DATA

     The balance sheet data set forth below as of December 31, 1994, 1995 and 1996 and the statement of operations data for each of the years in the three-year period ended December 31, 1996 have been derived from the Company's audited combined financial statements. The balance sheet data as of December 31, 1992 and 1993 have been derived from unaudited financial statements of the Company not included herein. The balance sheet data as of March 31, 1996 and 1997 and the selected statements of operations data for the three months ended March 31, 1996 and 1997 have been derived from the unaudited combined financial statements of the Company which, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results for the full year. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Combined Financial Statements and Notes thereto included elsewhere in this Prospectus.


                                                                        YEAR ENDED DECEMBER 31,
                                                                ----------------------------------------
                                                                  1992        1993            1994
                                                                --------- ------------ -----------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:(1)
 Revenues:
  Scheduled cargo services    .................................   $    --      $    --  $    19,941
  ACMI services   .............................................    22,266       29,025       44,420
  Repairs, training and other    ..............................        --           --          492
                                                                 --------  -----------  ------------
  Total revenues  .............................................    22,266       29,025       64,853
                                                                 --------  -----------  ------------
 Operating expenses:
  Flying operations  ..........................................                              19,944
  Aircraft and traffic servicing    ...........................                               4,098
  Maintenance  ................................................                              12,724
  General and administrative  .................................                               8,746
  Selling   ...................................................                               3,315
  Depreciation and amortization  ..............................                               3,887
                                                                                        ------------
  Total operating expenses    .................................    18,670       25,136       52,714
                                                                 --------  -----------  ------------
  Operating income   ..........................................     3,596        3,889       12,139
 Interest and other income, net  ..............................                               2,059
                                                                                        ------------
 Net income ...................................................   $ 5,473       $3,128  $    14,198(2)
                                                                 ========  ===========  ============
 Pro forma net income (3)  ....................................   $ 3,414       $1,951  $     8,794
                                                                 ========  ===========  ============
 Pro forma net income per share (3)    ........................   $  0.16        $0.09  $      0.41
                                                                 ========  ===========  ============
 Pro forma weighted average shares outstanding  ...............    21,410       21,410       21,410
OPERATING DATA(1):
 Destinations served (end of period)   ........................        --           --            9
 Tons of freight transported--scheduled cargo services   ......        --           --       32,072
 ACMI block hours flown    ....................................     9,566       12,943       15,280
 Aircraft in service (end of period)   ........................         8           13           13
BALANCE SHEET DATA (END OF PERIOD)(1):
 Working capital  .............................................   $ 1,347      $ 3,917  $     4,861
 Total assets  ................................................    20,998       29,502       45,313
 Total debt    ................................................     9,572       17,274       13,946
 Stockholders' equity   .......................................     7,132        9,537       23,754



                                                                                                      THREE MONTHS
                                                                                                     ENDED MARCH 31,
                                                                                               ---------------------------
                                                                    1995            1996         1996           1997
                                                                ------------ ----------------- --------- -----------------
STATEMENT OF OPERATIONS DATA:(1)
 Revenues:
  Scheduled cargo services    ................................. $  40,124    $      54,775       $11,693 $      16,174
  ACMI services   .............................................    35,340           35,520         5,430         9,126
  Repairs, training and other    ..............................       885            3,953         1,796           626
                                                                ----------   --------------     -------- --------------
  Total revenues  .............................................    76,349           94,248        18,919        25,926
                                                                ----------   --------------     -------- --------------
 Operating expenses:
  Flying operations  ..........................................    25,971           36,610         7,880         9,467
  Aircraft and traffic servicing    ...........................     7,475            7,939         1,684         2,118
  Maintenance  ................................................     8,340            9,894         1,683         2,889
  General and administrative  .................................    11,482           14,111         3,506         3,994
  Selling   ...................................................     4,454            3,096           695         1,263
  Depreciation and amortization  ..............................     6,924            9,390         2,166         2,846
                                                                ----------   --------------     -------- --------------
  Total operating expenses    .................................    64,646           81,040        17,614        22,577
                                                                ----------   --------------     -------- --------------
  Operating income   ..........................................    11,703           13,208         1,305         3,349
 Interest and other income, net  ..............................      (665)            (180)          160          (179)
                                                                ----------   --------------     -------- --------------
 Net income ................................................... $   11,038   $      13,028       $ 1,465 $       3,170
                                                                ==========   ==============     ======== ==============
 Pro forma net income (3)  .................................... $    6,818   $       8,058       $   914 $       1,977
                                                                ==========   ==============     ======== ==============
 Pro forma net income per share (3)    ........................ $     0.32   $        0.36       $  0.04 $        0.09
                                                                ==========   ==============     ======== ==============
 Pro forma weighted average shares outstanding  ...............     21,410          22,471(4)     21,410        22,471(4)
OPERATING DATA(1):
 Destinations served (end of period)   ........................        21               27            27            29
 Tons of freight transported--scheduled cargo services   ......    64,906           75,923        18,360        19,404
 ACMI block hours flown    ....................................    12,068           12,289         2,146         3,050
 Aircraft in service (end of period)   ........................        14               15            14            15
BALANCE SHEET DATA (END OF PERIOD)(1):
 Working capital  ............................................. $   9,735    $      15,778       $ 8,858 $      16,162
 Total assets  ................................................    57,026           65,886        52,793        65,341
 Total debt    ................................................    12,529           10,657        10,898         9,581
 Stockholders' equity   .......................................    32,624           45,030        33,768        47,793

----------------
(1) Presents the combined financial and operating data of the Company and Agro Air, each of which are under the control of common shareholders (Frank and Barry Fine). See Note 1 of Notes to the Company's Combined Financial Statements.
(2) Net income for 1994 includes a $2.2 million gain on insurance settlement, representing the excess of insurance proceeds over the net book value of an aircraft that sustained significant damage. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."
(3) The pro forma information has been computed as if the S Companies were subject to federal and all applicable state corporate income taxes for each of the periods presented, assuming that a 37.6% tax rate would have been applied had the S Companies been treated as C corporations. See "Dividend Policy and Prior S Corporation Status," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Certain Transactions."
(4) Includes that number of shares of Common Stock which, had they been issued (at the initial public offering price less the underwriting discount and commissions), would have generated cash sufficient to fund the portion of the S Corporation Distributions in excess of the Company's pro forma net income for the twelve months ended March 31, 1997. See Note 14 of Notes to the Company's Combined Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS "FORWARD-LOOKING STATEMENTS" WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER THE CAPTION "RISK FACTORS," ABOVE, AND ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION ALSO SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S COMBINED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.


OVERVIEW

     The Company derives its revenues from three sources: scheduled cargo services, ACMI services and repairs, training and other services provided to third parties. During the past three years, the Company's revenues increased at a compound annual rate of 48.1% to $94.2 million in 1996 from $29.0 million in 1993. The Company's revenue growth during this period has been substantially the result of the introduction and expansion of scheduled cargo services. The Company began offering scheduled cargo services at the beginning of 1994 and has expanded its service to include 29 South and Central American and Caribbean destinations as of March 31, 1997. Revenues from scheduled cargo services increased at a compound annual rate of 65.7% from 1994 to 1996 and represented 58.1% of total revenues in 1996, compared to 30.7% of total revenues in 1994.

     The shift in mix of the Company's revenues during the past three years has impacted its operating margins, as the Company has committed significant resources to build the infrastructure to support its scheduled cargo services, including moving to a new cargo warehouse and new MIA hangar facilities, opening additional domestic and foreign sales offices, and adding sales, flight, warehouse, cargo and ground handling personnel. Management believes that the Company will be able to utilize its existing infrastructure and fleet, as well as the additional aircraft it intends to acquire, to expand its scheduled cargo services to new destinations in South and Central America and the Caribbean. Management plans to continue to emphasize the development of scheduled cargo services for future revenue growth while at the same time expanding the Company's ACMI services. ACMI services have been more profitable than scheduled cargo services primarily because increased demand for ACMI services during the fourth quarter generally has resulted in higher aircraft utilization and more profitable ACMI rates.

     Revenues from scheduled cargo services consist principally of charges for freight transported on the Company's scheduled cargo routes and charges for transportation logistics services, such as truck and interline transportation of freight, local pick-up and delivery, warehousing and assistance in document preparation and processing. The Company sells air cargo services to destinations its serves directly, destinations served by its ACMI and AMI (aircraft, maintenance and insurance) customers and destinations served by other airlines on an interline basis. Freight rates are structured based upon the type of freight, weight or volume, delivery service and the destination. Beginning in the third quarter of 1996, the Company's revenues from scheduled cargo services include fuel surcharges that the Company instituted following significant increases in fuel prices during the year. During the first quarter of 1997, fuel prices began to decline, and the Company removed its fuel surcharges in certain markets in the second quarter of 1997.

     Revenues from ACMI services are derived from both ACMI and AMI contracts under which the Company supplies its aircraft for specified cargo operations or on an AD HOC basis and charges its customers for such services on a per block hour basis subject, in certain instances, to specified minimum charges. The Company's ACMI customers are responsible for substantially all other aircraft operating expenses, including fuel, landing and parking fees and ground and cargo handling expenses. The Company's AMI customers are responsible for the same operating costs as ACMI customers and also provide their own crews.

     Revenues from repairs, training and other are comprised principally of charges for third party maintenance services, including airframe, component and engine maintenance, repairs and overhauls, as well as spare parts sales, leasing and training.

     Flying operations expenses are comprised principally of fuel costs, crew costs, overflight, landing and parking fees, aircraft rental expenses, expenses for transporting freight to and from the Company's MIA hub from its sales offices and interline transportation expenses. Flying operations expenses associated with ACMI services, such as fuel, overflight, landing and parking fees, are either paid directly by the Company's customer or billed to the customer on a direct pass-through basis. Most of the Company's ACMI customers purchase their own fuel.


     Aircraft and traffic servicing expenses are comprised principally of personnel and equipment repair expenses associated with the Company's cargo warehouse, cargo handling and ground handling operations and communications, personnel and third party expenses related to flight planning. Aircraft and traffic servicing expenses have increased over the past three years as the Company has added personnel to handle the increase in scheduled cargo services.



     Maintenance expenses are comprised principally of labor, parts and supplies associated with the maintenance, repair and overhaul of the Company's aircraft and engines and third party maintenance services. Costs associated with major maintenance ("C" and "D") checks are capitalized when incurred and amortized over their expected useful lives, ranging from 3 years for "C" checks and engine repairs to 8 years for "D" checks. Other maintenance expenses, including expenses associated with routine maintenance checks, are expensed when incurred. Because the Company pays for maintenance whether its aircraft are used in scheduled cargo service or ACMI service, maintenance expenses are not affected by changes in the mix of revenues from these two services.


     General and administrative expenses are comprised principally of salaries and benefits for executive and administrative personnel, insurance, security expenses and rent, utilities and other occupancy expenses associated with the Company's cargo warehouse and MIA hangar facilities and domestic and international operations stations and sales offices.


     Selling expenses are comprised principally of salaries and benefits for sales personnel, commissions paid to third party general sales agents, advertising and marketing expenses and provision for bad debts.


     Depreciation and amortization expenses are comprised principally of depreciation on aircraft, aircraft components and ground equipment, and the amortization of capitalized major airframe and engine maintenance, repairs and overhauls.


     Immediately prior to this offering, each of Messrs. Frank and Barry Fine will contribute his interest in Agro Air to the Company, and Agro Air will become a wholly-owned subsidiary of the Company. The Company's Combined Financial Statements included in this Prospectus reflect the combined results of the Company and Agro Air for all periods presented. During all such periods, the Company and Agro Air were S corporations and, accordingly, were not subject to federal and certain state corporate income taxes. See "Dividend Policy and Prior S Corporation Status" and "Certain Transactions." Pro forma net income assumes that the Company and Agro Air were subject to federal and all applicable state income taxes applicable to C corporations and was calculated using a tax rate of 37.6%.

RESULTS OF OPERATIONS


     The following table sets forth, for the periods presented, the percentage of total operating revenues represented by certain revenue, expense and income items:



                                                 YEAR ENDED DECEMBER 31,                 MARCH 31,
                                           ------------------------------------   -----------------------
                                            1994          1995         1996        1996          1997
                                           ----------   ----------   ----------   ----------   ----------
Revenues:
 Scheduled cargo services   ............      30.7%        52.6%        58.1%        61.8%        62.4%
 ACMI services  ........................      68.5         46.3         37.7         28.7         35.2
 Repairs, training and other   .........       0.8          1.1          4.2          9.5          2.4
                                            ------      --------     --------      ------      --------
  Total revenues   .....................     100.0%       100.0%       100.0%       100.0%       100.0%
                                            ======      ========     ========      ======      ========
Operating expenses:
 Flying operations    ..................      30.8%        34.0%        38.8%        41.6%        36.5%
 Aircraft and traffic servicing   ......       6.3          9.8          8.4          8.9          8.2
 Maintenance    ........................      19.6         10.9         10.5          8.9         11.1
 General and administrative    .........      13.5         15.0         15.0         18.5         15.4
 Selling  ..............................       5.1          5.8          3.3          3.7          4.9
 Depreciation and amortization    ......       6.0          9.1         10.0         11.5         11.0
                                            ------      --------     --------      ------      --------
  Total operating expenses  ............      81.3         84.6         86.0         93.1         87.1
                                            ------      --------     --------      ------      --------
Operating income   .....................      18.7         15.4         14.0          6.9         12.9
Interest and other income, net    ......       3.2         (0.9)        (0.2)         0.8         (0.7)
                                            ------      --------     --------      ------      --------
Net income   ...........................      21.9%        14.5%        13.8%         7.7%        12.2%
                                            ======      ========     ========      ======      ========
Pro forma net income  ..................      13.6%         8.9%         8.5%         4.8%         7.6%
                                            ======      ========     ========      ======      ========

THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31, 1996


  REVENUES.


     Revenues increased 37.0% to $25.9 million in the first quarter of 1997 from $18.9 million in the first quarter of 1996, due to increases in revenues from both scheduled cargo services and ACMI services. Total block hours flown by the Company's fleet increased 28.0% to 5,514 in the first quarter of 1997 from 4,309 in the first quarter of 1996 due to the addition of one aircraft placed into service in December 1996 and increased utilization of the existing fleet.


     Revenues from scheduled cargo services increased 38.5% to $16.2 million in the first quarter of 1997 from $11.7 million in the first quarter of 1996, due to increases in cargo rates and the collection of fuel surcharges in most markets and, to a lesser extent, due to an increase in tons of freight transported. During the third and fourth quarters of 1996, the Company increased its cargo rates by approximately 15%. Fuel surcharges were instituted in most markets during the third quarter of 1996 and accounted for approximately $1.5 million of revenues from scheduled cargo services in the first quarter of 1997. Tons of freight transported increased 5.7% to 19,404 in the first quarter of 1997 from 18,360 in the first quarter of 1996, primarily as a result of increases in freight transported to and from destinations already served by the Company (principally in Venezuela and Ecuador) and, to a lesser extent, from sales of air cargo service to new destinations. The Company attributes the increased load factors to increased sales efforts by the Company's domestic and international sales network. As of March 31, 1997, the Company offered scheduled cargo service to 29 destinations, compared to 27 destinations as of March 31, 1996.


     Revenues from ACMI services increased 68.5% to $9.1 million in the first quarter of 1997 from $5.4 million in the first quarter of 1996, due primarily to an increase in ACMI block hours. Total block hours flown for ACMI services increased 38.9% to 3,050 in the first quarter of 1997 from 2,146 in the first quarter of 1996. The Company added two new ACMI customers in the first quarter of 1997 and also increased aircraft utilization by selling ACMI services on the northbound leg of several flights operated on the southbound leg as scheduled cargo service. Revenues from ACMI services also increased due to increases in ACMI rates instituted during the fourth quarter of 1996.


     Revenues from repairs, training and other decreased to $626,000 in the first quarter of 1997 from $1.8 million in the first quarter of 1996, due primarily to $1.2 million of airframe and repairs performed on a single aircraft during the first quarter of 1996. Revenues from third party engine repairs increased to $265,000 in the first quarter of 1997 from $38,000 in the first quarter of 1996, as a result of engine repairs performed in the first quarter of 1997 for Boeing. The Company began actively marketing its third party repair and maintenance capabilities in 1996 and expects that its revenues from these services will increase in the future.


  OPERATING EXPENSES.


     Flying operations expenses increased 20.3% to $9.5 million in the first quarter of 1997 from $7.9 million in the first quarter of 1996, due primarily to increased fuel costs and, to a lesser extent, increased intermodal, interline transportation and other costs associated with scheduled cargo services. Fuel costs, which constitute a significant portion of flying operations expenses, increased significantly in the first quarter of 1997 compared to the first quarter of 1996 due primarily to higher fuel prices. As a percentage of total revenues, flying operations expenses decreased to 36.5% in the first quarter of 1997 from 41.6% in the first quarter of 1996 as a result of the increase in ACMI service revenues to 35.2% of total revenues in the first quarter of 1997 from 28.7% in the first quarter of 1996.


     Aircraft and traffic servicing expenses increased 23.5% to $2.1 million in the first quarter of 1997 from $1.7 million in the first quarter of 1996, due primarily to the addition of personnel to handle the increase in scheduled cargo services, as well as increased third party cargo handling expenses at destinations where the Company contracts for such services. As a percentage of total revenues, aircraft and traffic servicing expenses decreased to 8.2% in the first quarter of 1997 from 8.9% in the first quarter of 1996, due to the shift in mix of revenues and economies of scale associated with the Company's new cargo warehouse facilities.


     Maintenance expenses increased 70.6% to $2.9 million in the first quarter of 1997 from $1.7 million in the first quarter of 1996, due primarily to the increase in block hours operated during the first quarter of 1997. In addition, during the first quarter of 1996, the Company performed more maintenance as part of "C" and "D" checks, the costs of which are capitalized rather than expensed, than during the first quarter of 1997. As a percentage of total revenues, maintenance expenses increased to 11.1% in the first quarter of 1997 from 8.9% in the first quarter of 1996 due to the difference in the types of maintenance performed during each period.


     General and administrative expenses increased 14.3% to $4.0 million in the first quarter of 1997 from $3.5 million in the first quarter of 1996, due primarily to increased rent associated with the Company's new MIA cargo warehouse and hangar facilities and increased professional fees. These increases were partially offset by a decrease in aircraft hull and liability insurance premiums in the first quarter of 1997 compared to the first quarter of 1996. As a percentage of total revenues, general and administrative expenses decreased to 15.4% in the first quarter of 1997 from 18.5% in the first quarter of 1996, as the Company's existing infrastructure was able to support higher revenues.


     Selling expenses increased 87.1% to $1.3 million in the first quarter of 1997 from $695,000 in the first quarter of 1996, due primarily to increased commissions and selling expenses and the addition of sales personnel to support the growth in scheduled cargo services. Commissions and other selling expenses related to scheduled cargo services increased $269,000 in the first quarter of 1997 compared to the first quarter of 1996. The Company's provision for bad debts increased $219,000 in the first quarter of 1997 compared to the first quarter of 1996 due largely to the bankruptcy of one customer. As a percentage of total revenues, selling expenses increased to 4.9% in the first quarter of 1997 from 3.7% in the first quarter of 1996, primarily due to the increased provision for bad debts during the first quarter of 1997.

     Depreciation and amortization expenses increased 27.3% to $2.8 million in the first quarter of 1997 from $2.2 million in the first quarter of 1996, due primarily to increases in equipment and leasehold improvements as well as increased amortization of capitalized airframe and engine repair and maintenance costs. As a percentage of total revenues, depreciation and amortization expenses decreased to 11.0% in the first quarter of 1997 from 11.5% in the first quarter of 1996.


     OPERATING INCOME. Operating income increased 154% to $3.3 million in the first quarter of 1997 from $1.3 million in the first quarter of 1996. The Company's operating margin increased to 12.9% in the first quarter of 1997 from 6.9% in the first quarter of 1996 due to the change in mix of revenues.


     INTEREST AND OTHER INCOME, NET. Interest and other income, net decreased $339,000 in the first quarter of 1997 compared to the first quarter of 1996, due primarily to a $364,000 gain on the sale of four surplus aircraft engines in the first quarter of 1996. Interest expense decreased 14.4% to $225,000 in the first quarter of 1997 from $263,000 in the first quarter of 1996 due primarily to lower average outstanding indebtedness during the first quarter of 1997 as a result of scheduled principal payments on long-term debt.


     NET INCOME. Net income increased 113% to $3.2 million in the first quarter of 1997 from $1.5 million in the first quarter of 1996. Pro forma net income increased 116% to $2.0 million in the first quarter of 1997 from $0.9 million in the first quarter of 1996.


FISCAL 1996 COMPARED TO FISCAL 1995


  REVENUES.


     Revenues increased 23.5% to $94.2 million in 1996 from $76.3 million in 1995, primarily due to an increase in revenues from scheduled cargo services. Total block hours flown by the Company's fleet increased 11.9% to 21,642 in 1996 from 19,340 in 1995 due to the addition of one aircraft placed into service in 1996 and increased utilization of the existing fleet.


     Revenues from scheduled cargo services increased 36.7% to $54.8 million in 1996 from $40.1 million in 1995, due primarily to increases in tons of freight transported and cargo rates and to a lesser extent to fuel surcharges collected during the fourth quarter of 1996. Freight tonnage increased 17.0% to 75,923 in 1996 from 64,906 in 1995, primarily as a result of increases in freight transported to and from destinations already served by the Company (principally in Ecuador, El Salvador, Puerto Rico and Venezuela), and to a lesser extent from sales of air cargo service to new destinations (Colombia, the Dominican Republic and Jamaica). As of December 31, 1996, the Company offered scheduled cargo service to 27 destinations, compared to 21 destinations as of December 31, 1995. Management believes that increased load factors were largely the result of expansion of the Company's domestic and international sales network. During 1995 and 1996, the Company added domestic sales offices in Atlanta and Chicago and entered into general sales agent relationships for the marketing of the Company's scheduled cargo services in the western United States and portions of Canada and Europe. Cargo rates increased approximately 15% during the third and fourth quarters of 1996. Due to significant increases in fuel prices, fuel surcharges were instituted in most markets during the third quarter of 1996 and accounted for approximately $1.5 million of revenues from scheduled cargo services in 1996.


     Revenues from ACMI services increased slightly to $35.5 million in 1996 from $35.3 million in 1995. Revenues from ACMI services in 1995 reflected higher than normal ACMI rates received for several emergency relief cargo flights after a Caribbean hurricane and additional ACMI business that the Company obtained during the temporary discontinuation of air cargo service by a competitor. Total block hours flown for ACMI services increased 1.8% to 12,289 in 1996 from 12,068 in 1995.


     Revenues from repairs, training and other increased to $4.0 million in 1996 from $885,000 in 1995, due primarily to increased airframe and engine overhauls and repairs, including $1.7 million of airframe repairs performed on a single aircraft during 1996. The Company's move during 1996 to a new hangar facility at MIA provided the Company the capability to accomplish a wider range of third party maintenance services, including airframe repairs and maintenance.


  OPERATING EXPENSES.


     Flying operations expenses increased 40.8% to $36.6 million in 1996 from $26.0 million in 1995 due primarily to increased fuel costs and to a lesser extent increased intermodal and interline transportation and other costs associated with scheduled cargo services. As a percentage of total revenues, flying operations expenses increased to 38.8% in 1996 from 34.0% in 1995 as a result of the increase in revenues from scheduled cargo services as a percentage of revenues to 58.1% of total revenues in 1996 from 52.6% in 1995.


     Aircraft and traffic servicing expenses increased 5.3% to $7.9 million in 1996 from $7.5 million in 1995, due primarily to the increase in 1996 in the number of flights operated for scheduled cargo services. As a percentage of total revenues, aircraft and traffic servicing expenses improved to 8.4% in 1996 from 9.8% in 1995, as the Company was able to achieve economies of scale associated with its new cargo warehouse facilities.


     Maintenance expenses increased 19.3% to $9.9 million in 1996 from $8.3 million in 1995, due primarily to the increase in block hours operated during 1996. Despite the significant increase in maintenance services for third parties and the increase in the number of block hours flown during 1996, as a percentage of total revenues, maintenance expenses improved to 10.5% in 1996 from 10.9% in 1995 due to operational economies as a result of the consolidation of the Company's maintenance operations at its new MIA hangar facility.


     General and administrative expenses increased 22.6% to $14.1 million in 1996 from $11.5 million in 1995, due primarily to increases in expenses associated with the expansion of scheduled cargo services as well as increased rent related to the Company's new cargo warehouse, new MIA hangar facility and operations stations and sales office facilities added during 1996, as well as the addition of personnel. Nevertheless, as a percentage of total revenues, general and administrative expenses remained constant at 15.0% in 1996 and 1995.


     Selling expenses decreased 31.1% to $3.1 million in 1996 from $4.5 million in 1995, due primarily to an increase in reserves for bad debts in 1995. The Company provided reserves of approximately $891,000 for bad debts in 1995 compared to only $16,000 in 1996. Commissions and other selling expenses related to scheduled cargo services increased from 2.5 million in 1995 to 3.2 million in 1996. As a percentage of total revenues, selling expenses declined to 3.3% in 1996 from 5.8% in 1995, as the Company realized increased revenues from scheduled cargo services without a corresponding increase in sales personnel.


     Depreciation and amortization expense increased 36.2% to $9.4 million in 1996 from $6.9 million in 1995, primarily due to increased depreciation related to the acquisition of an additional aircraft during the second quarter of 1995 and the amortization of capitalized airframe engine repair and maintenance costs. As a percentage of total revenues, depreciation and amortization expenses increased to 10.0% in 1996 from 9.1% in 1995.


     OPERATING INCOME. As a result of the above factors, operating income increased 12.8% to $13.2 million in 1996 from $11.7 million in 1995. The Company's operating margin decreased to 14.0% in 1996 from 15.4% in 1995, due largely to costs associated with the development of scheduled cargo services.


     INTEREST AND OTHER INCOME, NET. Interest and other income, net increased $486,000 in 1996 compared to 1995. Other income in 1996 included a $364,000 gain on the sale of four surplus aircraft engines. Interest expense decreased slightly to $966,000 in 1996 from $985,000 in 1995 due primarily to lower average outstanding indebtedness during 1996 as a result of scheduled principal payments on long-term debt.

     NET INCOME. Net income increased 18.2% to $13.0 million in 1996 from $11.0 million in 1995. Pro forma net income increased 18.2% to $8.1 million in 1996 from $6.8 million in 1995.


FISCAL 1995 COMPARED TO FISCAL 1994


  REVENUES.


     Revenues increased 17.6% to $76.3 million in 1995 from $64.9 million in 1994, due to an increase in revenues from scheduled cargo services. Total block hours flown by the Company's fleet decreased 5.9% to 19,340 in 1995 from 20,549 in 1994 due to lower utilization of the fleet for ACMI services.


     Revenues from scheduled cargo services increased 101.5% to $40.1 million in 1995 from $19.9 million in 1994, due to an increase in tons of freight transported. Tons of freight transported increased 102% to 64,906 in 1995 from 32,072 in 1994 as a result of increases in freight transported to and from destinations already served by the Company (principally in Brazil, Costa Rica, Panama and Venezuela), and the introduction of cargo service to Ecuador and Puerto Rico. The Company introduced scheduled cargo service to six destinations during the first half of 1994 and introduced service to three other destinations during the second half of 1994. Therefore, the increase in 1995 revenue from existing destinations resulted in part from the Company providing cargo service to these destinations throughout 1995 compared to only a portion of the year in 1994. As of December 31, 1995, the Company offered scheduled cargo service to 21 destinations, compared to nine destinations as of December 31, 1994.


     Revenues from ACMI services decreased 20.5% to $35.3 million in 1995 from $44.4 million in 1994, as the Company discontinued most domestic ACMI services. The Company had provided ACMI services to several domestic customers, which required the Company to maintain crews and maintenance personnel at multiple locations throughout the United States and generated lower margins than the Company's other ACMI business. During 1995, management decided to discontinue providing ACMI services to these customers and allocate the Company's resources to the expansion of scheduled cargo services. As a result, total block hours flown for ACMI services decreased 21.0% to 12,068 in 1995 from 15,280 in 1994.


     Revenues from repairs, training and other increased 79.9% to $885,000 in 1995 from $492,000 in 1994, principally due to increased revenues from third party maintenance services and engine repairs.


  OPERATING EXPENSES


     Flying operations expenses increased 30.7% to $26.0 million in 1995 from $19.9 million in 1994 due primarily to costs associated with an increased number of flights operated for scheduled cargo services. The increase in flying operations expenses in 1995 was higher than the corresponding increase in operating revenues as a result of the increase in revenues from scheduled cargo services as a percentage of revenues to 52.6% in 1995 from 30.7% in 1994. As a percentage of total revenues, flying operations expenses increased to 34.0% in 1995 from 30.8% in 1994 as a result of the change in mix of revenues.


     Aircraft and traffic servicing expenses increased 82.9% to $7.5 million in 1995 from $4.1 million in 1994, due primarily to the expansion of the Company's scheduled cargo services. In addition to an increase in the number of scheduled cargo flights operated in 1995, the Company operated scheduled cargo services for the full year in 1995 compared to only a portion of the year in 1994. In addition, during 1995 the Company began operating its cargo warehouse facility on a 24 hour basis, which resulted in an increase in warehouse and cargo handling personnel expenses in 1995. As a percentage of total revenues, aircraft and traffic servicing expenses increased to 9.8% in 1995 from 6.3% in 1994.


     Maintenance expenses decreased 34.6% to $8.3 million in 1995 from $12.7 million in 1994. During 1994, the Company completed modifications to all 13 of its aircraft to comply with an FAA airworthiness directive, at a cost of between $75,000 and $100,000 per aircraft. In addition, during 1995 the Company hired additional maintenance personnel to perform maintenance tasks for which the

Company previously had used third party labor at higher rates. As a percentage of total revenues, maintenance expenses decreased to 10.9% in 1995 from 19.6% in 1994, due primarily to changes in the Company's scheduled maintenance program. During 1995, the Company modified its maintenance program which resulted in additional maintenance tasks being performed during "C" and "D" checks, the costs of which are capitalized rather than expensed.


     General and administrative expenses increased 32.2% to $11.5 million in 1995 from $8.7 million in 1994, due primarily to increases in personnel, telecommunications and other expenses associated with the expansion of scheduled cargo services, as well as increases in rent expenses. During 1995, the Company moved to a new cargo warehouse handling facility and opened three new domestic sales offices. As a percentage of total revenues, general and administrative expenses increased to 15.0% in 1995 from 13.5% in 1994, as the Company expanded its infrastructure to accommodate existing and planned growth in scheduled cargo services.


     Selling expenses increased 36.4% to $4.5 million in 1995 from $3.3 million in 1994, due primarily to an increase in commissions and other selling expenses associated with scheduled cargo services and a $306,000 increase in provision for bad debts. Commissions and other selling expenses related to scheduled cargo services increased to $2.5 million in 1995 from $2.0 million in 1994. As a percentage of total revenues, selling expenses increased to 5.8% in 1995 from 5.1% in 1994 due to the increase in revenues from scheduled cargo services, which involve higher commissions than ACMI services.


     Depreciation and amortization expense increased 76.9% to $6.9 million in 1995 from $3.9 million in 1994, primarily due to increased depreciation resulting from the acquisition of an aircraft during the first half of 1995 and higher amortization of capitalized airframe and engine repair and maintenance costs in 1995 resulting in part from modification of the Company's maintenance program to incorporate certain tasks as part of major maintenance checks. As a percentage of total revenues, depreciation and amortization expenses increased to 9.1% in 1995 from 6.0% in 1994.


     OPERATING INCOME. Operating income decreased 3.3%, to $11.7 million in 1995 from $12.1 million in 1994, due largely to costs associated with the development of scheduled cargo services. The Company's operating margin decreased to 15.4% in 1995 from 18.7% in 1994.


     INTEREST AND OTHER INCOME, NET. Interest and other income, net decreased $2.7 million to an expense of $666,000 in 1995 compared to income of $2.1 million in 1994, primarily due to a $2.2 million gain on insurance settlement in 1994. This gain represented the excess of insurance proceeds over the net book value of a Company's aircraft that sustained significant damage during takeoff in May 1994. The aircraft, which was being operated by a lessee at the time of the accident, was declared a total loss by the insurers. There were no injuries or third party liability claims as a result of the accident. Interest expense declined 10.5% to $985,000 in 1995 from $1.1 million in 1994, due primarily to lower average outstanding indebtedness during 1995 as a result of scheduled principal payments on long-term debt.


     NET INCOME. As a result of the above, net income decreased 22.5% to $11.0 million in 1995 from $14.2 million in 1994. Pro forma net income decreased 22.5% to $6.8 million in 1995 from $8.8 million in 1994.


LIQUIDITY AND CAPITAL RESOURCES


     Over the past three years, the Company has funded its operations and the expansion of its business primarily through cash flows from operating activities. At March 31, 1997, the Company had cash and cash equivalents of $4.8 million compared to $972,000 at December 31, 1996. The Company had working capital of $16.2 million at March 31, 1997, compared to $15.8 million at December 31, 1996.


     Net cash provided by operating activities was $10.1 million and $4.2 million in the three months ended March 31, 1997 and 1996, respectively. This increase in cash flow from operating activities was due primarily to the increase in net income and a decrease in accounts receivable during the first quarter of 1997. Net cash provided by operating activities was $14.8 million, $17.3 million and $15.1 million in 1996, 1995 and 1994, respectively.


     Net cash used in investing activities was $4.2 million and $1.5 million in the three months ended March 31, 1997 and 1996, respectively. During the first quarter of 1996, $1.9 million in proceeds from sales of property and equipment offset the $3.4 million in cash used for purchases of property and equipment. Net cash used in investing activities was approximately $11.9 million, $15.3 million and $11.0 million in 1996, 1995 and 1994, respectively, and primarily represented additional flight equipment acquired and capitalized airframe and engine maintenance, repairs and overhauls. Net cash used in investing activities in 1996 also included property, equipment and leasehold improvements associated with Company's move to its new MIA hangar facility. Net cash used in investing activities in 1994 was reduced by approximately $3.9 million due to the receipt of insurance proceeds from the accident involving an aircraft leased to a third party.


     Net cash used in financing activities was $2.1 million and $2.5 million in the three months ended March 31, 1997 and 1996, respectively. Net cash used in financing activities was $2.4 million, $2.1 million and $4.2 million in 1996, 1995 and 1994, respectively. Cash used in financing activities in each period primarily represented principal repayments of indebtedness incurred for the acquisition of aircraft. The Company made distributions to its shareholders of $324,000 and $303,000, $1.1 million, $1.2 million and $845,000 in the three months ended March 31, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, respectively, primarily to enable the shareholders to pay income taxes related to the Company's income. In connection with their conversion to C corporation status, the S Companies will make the S Corporation Distributions in cash and S Corporation Notes. If the S Companies had converted to C corporations as of March 31, 1997, the aggregate amount of the S Corporation Distributions would have been approximately $24.5 million. The actual amount of the S Corporation Distributions will depend upon the S Companies' earnings from April 1, 1997 to the conversion date, and the cash portion of the S Corporation Distributions will depend upon the amount of cash available for distribution. The Company expects to repay the S Corporation Notes from operating cash flows. In addition, the Company may be required to make future payments to its existing shareholders pursuant to a Tax Indemnification Agreement if there are adjustments to the S Companies' tax returns. See "Dividend Policy and Prior S Corporation Status," "Business--Legal Proceedings" and "Certain Transactions."


     The Company's tax returns for the years ended December 31, 1993 and 1994 are currently under examination by the Internal Revenue Service ("IRS"). The examination relates specifically to the Company's treatment of certain repairs and maintenance, including safety checks mandated by the FAA, as expenses for tax purposes. The Company believes that its treatment of such costs as deductible for tax purposes is proper and is prepared to defend its position vigorously, if it becomes necessary. Should the IRS take the position that these costs should have been capitalized and subsequently depreciated, a substantial assessment could result. Any such assessment will be taxable directly to the S Companies' shareholders, rather than to the Company, and the Company will be required to indemnify such shareholders for the amount of the assessment and any taxes incurred by them on account of the receipt of such indemnity payment. Because the examination is in process, the amount of such an assessment is not presently determinable. See "Certain Transactions" and Note 2 of Notes to the Company's Combined Financial Statements.


     Following completion of this offering and application of a portion of the net proceeds to repay the Company's outstanding long-term debt, the Company will have no bank debt. During 1997, the Company intends to establish a $25 million revolving credit facility for working capital and equipment purchases. The Company currently is discussing the terms and conditions of such a facility with banks although no bank has yet offered the Company a commitment for such a facility.


     The Company has no material commitments for future capital expenditures, apart from normal scheduled major airframe and engine repairs and maintenance and the hushkitting of its DC-8 aircraft. Over the next three years the Company will be required to install hushkits on its existing DC-8 aircraft to comply with noise abatement regulations at an estimated cost of $1.6 million per aircraft. The Company intends to purchase hushkits for this purpose from QTV, Ltd., a related party, which received a Supplemental Type Certificate for its hushkits on June 30, 1997. See "Certain Transactions." Management believes that the cost of the hushkits to be purchased from the related party will be significantly lower than the cost of other hushkits available in the market. The Company intends to utilize a portion of the proceeds of this offering to purchase up to four widebody aircraft and as many as three additional DC-8s by the end of 1998. The Company expects that the widebody aircraft will be acquired for between $12 and $14 million per aircraft, which includes the cost to convert such aircraft to cargo configuration if necessary. The Company expects that the additional DC-8 aircraft will be acquired for between $2 and $5 million per aircraft, depending on the type of DC-8s acquired, which includes the cost to convert such aircraft to cargo configuration if necessary. See "Use of Proceeds."


     The Company believes that the net proceeds from this offering, together with cash flows expected to be generated by operations, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 18 months.


SEASONALITY


     The Company's business has been, and is expected to continue to be, seasonal in nature, with a majority of the Company's revenues and operating income falling in the second half of the year (principally the fourth quarter). The Company's fourth quarter revenues and operating income are typically higher due to an increase in freight transported in anticipation of and during the holiday season. In addition to increased fourth quarter revenues from scheduled cargo services, the Company typically has realized a majority of its ACMI service revenues from flights conducted during this period.


     The table below sets forth selected unaudited quarterly financial and operating data for 1995 and 1996 (dollars in thousands):



                                              1995 FISCAL QUARTER ENDED                1996 FISCAL QUARTER ENDED
                                      ----------------------------------------- ----------------------------------------
                                      MARCH 31   JUNE 30   SEPT. 30   DEC. 31   MARCH 31   JUNE 30   SEPT. 30   DEC. 31
                                      ---------- --------- ---------- --------- ---------- --------- ---------- --------
Revenues:
 Scheduled cargo services   .........   $ 7,667    $ 9,142   $11,915    $11,400   $11,693    $12,099   $13,333    $17,650
 ACMI services  .....................     5,445      6,643     6,820     16,433     5,430      7,347     6,841     15,902
 Repairs, training and other   ......        68        104       133        580     1,796        818       542        797
  Total revenues   ..................    13,180     15,889    18,868     28,412    18,919     20,264    20,716     34,349
Operating income   ..................     2,252      1,467       935      7,049     1,305      1,434     1,264      9,205
Net income   ........................     2,202      1,371       719      6,746     1,465      1,249     1,071      9,242

NEW ACCOUNTING PRONOUNCEMENT


     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share". SFAS No. 128 specifies new standards designed to improve the earnings per share ("EPS") information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements and increasing the comparability of EPS data on an international basis. Some of the changes made to simplify the EPS computations include: (a) eliminating the presentation of primary EPS and replacing it with basic EPS, with the principal difference being that common stock equivalents are not considered in computing basic EPS, (b) eliminating the modified treasury stock method and the three percent materiality provision and (c) revising the contingent share provisions and the supplemental EPS data requirements. SFAS No. 128 also makes a number of changes to existing disclosure requirements. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company has not yet determined the impact of the implementation of SFAS No. 128.

                               INDUSTRY OVERVIEW


     According to published industry sources, the worldwide air freight market had revenues of $64 billion in 1995 and has grown at a 9.1% compound annual rate since 1985 (measured in revenue ton kilometers). The United States/Latin America air freight market is forecasted, by published industry sources, to be the fifth fastest growing air freight market in the world from 1995 to 2005, with an average annual growth rate of approximately 7.1%, as measured in tons. MIA is the largest air gateway to South and Central America and the Caribbean, with more than 80 pure-cargo flights to the region per day. MIA is the primary transshipment point for moving goods by air between North America and South and Central America, representing 72% of total tonnage in 1995. MIA's air trade with South America tripled from $3.1 billion in 1990 to $10.9 billion in 1996.


     South and Central American and Caribbean countries are gaining increasing importance in worldwide trade, much of which has been spawned by the region's improved economies, expanding middle class, dismantled tariff barriers and the privatization of state monopolies. South and Central American and Caribbean trade has become global, with consumer and industrial goods being imported from North America, Europe and Asia, and South and Central American and Caribbean products increasingly finding new export markets, especially in the United States. Between 1988 and 1994, United States exports to South America nearly doubled from $14.7 billion to $27.3 billion.


     Air cargo demand in South and Central America and the Caribbean is expected to increase as these markets continue to grow and as trade between the southernmost countries of South America increases, fostered by the 1995 free trade pact between Argentina, Brazil, Uruguay, Paraguay and Chile (the "Mercosur" countries). The Mercosur countries have a population of 200 million people, a combined GDP of $850 billion and comprise 70% of the total land area of South America. The Company believes that continued economic development in the Mercosur countries will further increase demand for widebody air freight services to this region from Europe and the United States through MIA.


     Air cargo traffic between the United States and South and Central America and the Caribbean flows nearly equally northbound and southbound although it does not flow evenly in and out of each country due to trade imbalances. Limited air freight service by passenger carriers and restraints on their transportation of hazardous cargo have led to the growth of all-cargo carriers in these markets. Providing air cargo service to South and Central America and the Caribbean requires special skills to deal with the varied requirements of numerous foreign government authorities and to transport goods through relatively inefficient and ill-equipped customs and cargo handling operations at many foreign airports.


     As multinational corporations have demanded more sophisticated and customized transportation logistics services and increasingly sought to outsource their transportation logistics functions, freight forwarders have emerged as important participants in the domestic and international air freight markets. Major international freight forwarders increasingly have become reluctant to arrange transportation of their customers' freight with integrated cargo carriers (such as FedEx, UPS or DHL) because these carriers compete with the freight forwarders for the same cargo customers. A majority of southbound air freight to South and Central America and the Caribbean is handled by freight forwarders, which seek low-cost, reliable service to fulfill their customers' varied shipping requirements.


     The growth of the worldwide air freight market depends partially on the market for freighter aircraft. Many air freight carriers operate used aircraft to minimize the fixed costs of aircraft operation. The Company believes that, over the next five years, an adequate supply of used DC-8s and widebody aircraft will be available, principally due to refleetings by passenger carriers to newer generation aircraft, resulting in "cascading" of used aircraft to the air freight industry.

                                    BUSINESS


COMPANY OVERVIEW


     The Company is a leading provider of air cargo services between the United States and South and Central America and the Caribbean. Since 1994, the Company has been the largest international air cargo carrier serving MIA, based on tons of cargo transported to and from that airport. MIA is the largest international cargo airport in the United States and the third largest international cargo airport in the world. The Company's services include: (i) integrated air and truck cargo transportation and other logistics services ("scheduled cargo services"); (ii) long- and short-term ACMI (aircraft, crew, maintenance and insurance) services and AD HOC charters ("ACMI services"); and (iii) third party aircraft and engine maintenance, repairs and overhauls, training and other services. The Company's scheduled cargo services provide seamless transportation through its MIA hub linking North America, Europe, Asia and the Pacific Rim with 29 South and Central America and Caribbean cities. The Company's customers include international and domestic freight forwarders, integrated carriers, passenger and cargo airlines, major shippers and the United States Postal Service. The Company's revenues have grown, principally as a result of the expansion of its scheduled cargo services, from $29.0 million in 1993 to $94.2 million in 1996, a compound annual rate of 48.1%. Principally as a result of increased revenues from scheduled cargo services, the Company's revenues increased 23.5% from 1995 to 1996 and 17.6% from 1994 to 1995.


     The Company markets its scheduled cargo services through a sales network consisting of eight domestic sales offices serving 55 major U.S. cities, five international sales offices serving over 29 cities in Europe, Canada, Asia and the Pacific Rim and 27 sales offices in South and Central America and the Caribbean. The Company receives cargo at its MIA hub and its foreign operations stations (i) through its domestic and international sales network, (ii) from other airlines pursuant to interline agreements and (iii) directly from freight forwarders and other shippers. The Company utilizes its own fleet of 15 DC-8 aircraft and the services of other airlines through interline and other contractual relationships to provide reliable air cargo service between MIA and South and Central America and the Caribbean. The Company has interline relationships with over 50 airlines, including Air France, China Air, Continental Airlines, Iberia, Korean Air and Virgin Atlantic. The Company's scheduled cargo services transported 32,000 tons of freight in 1994 and 75,000 tons of freight in 1996, a compound annual increase of 53%. The Company plans to expand its scheduled cargo services by acquiring up to four widebody aircraft, which includes an L-1011 aircraft the Company began leasing in June 1997, and as many as three additional DC-8s by the end of 1998.


     The Company's customers utilize the Company's ACMI services to obtain lift capacity without acquiring their own aircraft. Under a typical ACMI contract, the Company supplies an aircraft, crew, maintenance and insurance, either on a regularly scheduled or AD HOC basis, while the customer bears all other aircraft operating expenses, including fuel, landing and parking fees and ground and cargo handling expenses. The Company's ACMI customers also bear the risk of utilizing the cargo capacity of the Company's aircraft. By offering ACMI services in addition to scheduled cargo services, the Company is able to schedule its fleet to satisfy demand on its own routes while improving utilization and generating additional revenue from ACMI services.


     The Company's FAA-approved repair stations perform a full range of maintenance, repair and overhaul services for DC-8 aircraft and Pratt & Whitney JT3D-3B aircraft engines. The Company also operates professional pilot and mechanic training schools. The Company's recent move into a new hangar and maintenance facility at MIA enables the Company to expand its third party repair and maintenance services while performing all necessary repairs and maintenance on its own aircraft. The Company began actively marketing its third party repair and maintenance capabilities in 1996 and intends to seek certification to provide similar services for other types of aircraft, including the widebody aircraft the Company intends to acquire with a portion of the net proceeds of this offering. As a result, management expects that the Company's revenues from these services will increase in the future.

COMPANY HISTORY


     For approximately 20 years prior to founding the Company's predecessor in 1976, J. Frank Fine owned farming operations in 12 different Latin American and Caribbean countries and, as a result, had depended on the airlines serving these countries for timely delivery of his products to processing plants located primarily in the United States. Many of these airlines did not maintain adequate capacity to handle the seasonal needs of growers or were ill-equipped to handle the special requirements of doing business in Latin American and Caribbean markets. Perceiving a need for reliable transport, in 1976 Mr. Fine acquired two early model Boeing 707 aircraft which he leased to airlines serving those markets. In 1982, Barry H. Fine joined the Company, which at the time owned three aircraft which it leased primarily to international airlines serving South and Central America and the Caribbean. To maintain control over its operating costs and improve the turn-around time and reliability of its aircraft, the Company developed its own maintenance and repair capabilities, and was certified in 1986 as an FAA repair station for DC-8 aircraft, and in 1987, as an FAA repair station for Pratt & Whitney JT3D-3B aircraft engines. These certifications allowed the Company to lease and provide its aircraft on an AMI (aircraft, maintenance and insurance) basis. By 1989, the Company's fleet consisted of five DC-8 aircraft, which it leased on an AMI basis to a number of domestic and foreign airlines for both regular and AD HOC cargo service throughout South and Central America and the Caribbean. The Company received its U.S. air carrier operating certificate in November 1992. The Company began developing its own cargo routes in 1994 and has expanded the coverage of its scheduled cargo services from nine destinations as of December 31, 1994 to 29 cities in 21 countries in South and Central America and the Caribbean as of March 31, 1997. The Company opened its first regional sales offices in Houston and New York in 1994. Since that time, the Company has expanded its sales network to include additional regional sales offices in Chicago and Atlanta, 14 cargo sales offices in South and Central America and the Caribbean and general sales agents that represent the Company in the western United States, Canada, Europe, Asia and the Pacific Rim and in 13 South and Central American and Caribbean cities.


COMPETITIVE STRENGTHS


     Management believes that the Company's success has largely been the result of the following strengths:


     ESTABLISHED MARKET POSITION. Since 1994, the Company has transported more international air cargo to and from MIA, the principal air gateway for South and Central America and the Caribbean, than any other carrier. Currently, the Company operates over 70 round-trip cargo flights per week to South and Central America and the Caribbean. Management believes that the Company has achieved its market position as a result of the Company's excellent reputation for reliability and service among a range of customers that include freight forwarders, integrated carriers, passenger and cargo airlines and major shippers. The Company believes that regulatory and other restrictions imposed by U.S. and foreign governmental authorities would make it difficult for a new airline entrant to obtain the necessary operating authority and route rights to duplicate the Company's business. Management also believes that the scarcity of available facilities at MIA will inhibit potential competitors seeking to duplicate the Company's operations.


     LOW AIRCRAFT AND OPERATING COST STRUCTURE. The Company maintains a low cost structure through: the opportunistic acquisition of used aircraft, engines and spare parts; elimination of duplicative costs by maintaining favorable labor rates and other operating costs associated with the centralizing its principal flight and maintenance operations in Miami; "in-sourcing" activities such as training, aircraft and engine repairs and maintenance; and using its own ground and cargo handling personnel and equipment. The Company also seeks to increase its profitability and enhance aircraft utilization by maintaining a balance of scheduled cargo services and ACMI services for third parties. The Company's uniform aircraft fleet has allowed it to standardize its spare part inventories, and maintenance and training operations, thereby increasing operating efficiencies and improving the reliability of the Company's air cargo services. The Company's low cost structure also enables it to utilize its aircraft profitably in lower yielding freight markets.

     ASSET OWNERSHIP. The Company has made a substantial investment to acquire the assets necessary to support its operations, including 15 DC-8 aircraft, 20 used spare aircraft engines, an extensive inventory of spare parts and aircraft components, maintenance and engine repair equipment and substantially all of the equipment and vehicles for its aircraft ground and cargo handling requirements. See "Business--Aircraft Fleet." Management believes that the value of the Company's operating assets is substantially in excess of their book value, and following the Company's use of a portion of the net proceeds of this offering to retire long-term debt, it will have no debt service associated with these assets. The Company has also made a substantial commitment of capital and resources to obtain required governmental authorizations, develop its sales and marketing network and build the infrastructure necessary to support its scheduled cargo and ACMI services.


     EXPERIENCED MANAGEMENT TEAM. The Company is led by an experienced management team, headed by Messrs. Frank and Barry Fine, who together have over 50 years of experience in the air cargo industry and whose knowledge of the South and Central American and Caribbean business environment has been a key element of the Company's success. The other key members of the Company's management team, including those responsible for the Company's flight operations, maintenance and repair facilities, as well as marketing and sales activities, each have over 20 years of industry experience, including experience in the Company's markets.


     DIVERSITY OF CUSTOMER BASE. The Company offers a wide range of air cargo services to a diverse customer base that includes international and domestic freight forwarders, integrated carriers, passenger and cargo airlines, major shippers and the United States Postal Service. The Company provides scheduled cargo services to over 1,200 customers, none of which accounted for more than 5% of the Company's total revenues in 1996. Because the Company is able to provide its customers a broad range of services tailored to their particular needs, management believes that the Company is well positioned to benefit from the expected growth in demand for air freight transportation between the United States and South and Central America and the Caribbean.


GROWTH STRATEGY


     The Company's growth strategy revolves around capitalizing on its position as a leading provider of air freight transportation services between the United States and South and Central America and the Caribbean. Principal elements of the Company's strategy are as follows:


     INCREASE LIFT CAPACITY. The Company believes that there are opportunities to expand its air cargo services to South and Central America and the Caribbean and intends to strengthen its market position by utilizing both the capabilities and capacity of its existing aircraft and the increased range and capacity of the widebody aircraft it intends to acquire. Management believes that the Company's existing DC-8 fleet will accommodate expected growth in air freight service demand in the Company's existing markets and can also be employed effectively to commence service to new markets within South and Central America and the Caribbean. The Company intends to increase the number of markets it can serve and its capacity in existing markets by adding up to four widebody aircraft and as many as three additional DC-8s by the end of 1998. In June 1997, the Company began leasing an L-1011 aircraft which the Company has an option to acquire at any time prior to December 1997. Widebody aircraft have longer range and significantly larger volume capacity than DC-8s and will permit the Company to extend its route structure to serve the southernmost countries of South America, such as the Mercosur countries, and to more economically serve high cargo volume routes on which the Company currently operates multiple daily flights. DC-8s that are utilized on these routes will be redeployed to increase capacity to existing markets and to develop service to new destinations that are more efficiently served with narrowbody aircraft. Management believes that increasing the number of destinations the Company serves will enhance its ability to develop and broaden relationships with freight forwarders, airlines and other shippers. In addition, to capture a greater share of air cargo traffic between Europe to South and Central America and the Caribbean, the Company will consider utilizing its widebody aircraft to directly serve a limited number of European destinations that can support the volume necessary to economically operate trans-Atlantic service.

     EXPAND SALES NETWORK AND TRANSPORTATION LOGISTICS SERVICES. The Company plans to expand its domestic and international sales network by opening new domestic sales offices, adding sales personnel, increasing the number of general sales agents who market the Company's services domestically and internationally and expanding the Company's interline relationships with major international airlines. The Company has general sales agents that market its air cargo services in the western United States, Canada, Europe, Asia and the Pacific Rim. The Company supplements the air cargo sales efforts of its own personnel and general sales agents by entering into interline relationships with international airlines that sell air freight services to destinations served by the Company. The Company intends to expand the number of such relationships and the amount of air freight it transports for these airlines. The Company also plans to increase the scope of its transportation logistics services, particularly in South and Central America and the Caribbean, where other airlines and freight forwarders play a much smaller role in arranging for these services. The Company already offers its customers intermodal services, such as local freight pick-up and delivery, in El Salvador and the Dominican Republic.


     EXPAND ACMI SERVICES. Management believes that demand for ACMI services will continue to increase, from South and Central America, Caribbean and domestic carriers seeking to increase their lift capacity without committing to purchase or lease additional aircraft. Management further believes that the Company's acquisition of widebody aircraft will enable it to market its ACMI services to a broader range of customers, including those who require the longer range and/or larger volume capacity of these aircraft. The Company also plans to utilize its existing and any newly acquired DC-8s to increase its ACMI capabilities. By continuing to provide ACMI services with its existing and any newly-acquired aircraft, the Company believes that it can further increase aircraft utilization at the same time it expands its scheduled cargo services.


AIR CARGO SERVICES


     The Company's scheduled cargo services provide seamless transportation through its MIA hub linking North America, Europe, Asia and the Pacific Rim with South and Central America and the Caribbean to serve the varied needs of international and domestic freight forwarders, integrated carriers, passenger and cargo airlines, major shippers and the United States Postal Service. The Company offers its customers a number of services, including scheduled cargo services, ACMI services, AD HOC charters and transportation logistics services, such as warehousing, local pick-up and intermodal transportation of freight.


  SCHEDULED CARGO SERVICES


     The Company offers regular air cargo service between its MIA hub and 29 cities in South and Central America and the Caribbean, of which 13 are served directly by Company routes, 13 are served by customers that utilize the Company's aircraft on an ACMI or AMI basis to service such routes and three are served by other airlines pursuant to interline relationships. Cargo service is offered on a pre-booked, priority or space-available basis, and the Company imposes no size or weight restrictions on shipments, except limitations necessitated by the capacity of the aircraft serving the particular route. The Company does not dedicate a particular aircraft to any one route and maintains the flexibility to adjust its flight services, number of daily flights and the cargo capacity of the aircraft serving each destination and to add intermediate stops to pick up or deliver additional cargo based on variations in demand. The Company has operated as many as six flights per day to a particular destination to meet the demand for air cargo service to such destination. The Company's scheduled cargo services transported 32,000 tons of freight in 1994 and 75,000 tons of freight in 1996, a compound annual increase of 53%.


     The Company's freight rates are based upon the type of freight, weight or volume, delivery service and destination. Rates vary depending on the type of freight and, in most instances, durable goods command higher rates than perishable or dry goods. The Company offers priority next day delivery service at double the Company's normal rates and second day delivery service which is billed on a space-available basis. Rates on longer routes generally are higher than short-haul destinations. Freight is priced on a per kilogram basis and is adjusted for low weight, high volume freight in accordance with industry standards. The Company also offers pallet rates for larger shipments. From time to time, the Company's customers require the shipment of hazardous or restricted materials or oversized pieces which require additional handling, and the customer is charged higher rates. The Company charges a base rate plus prevailing second carrier agreement rates for its interline services.


     As of March 31, 1997, the Company offered scheduled cargo services to and from MIA and the following destinations:



                 DESTINATION
----------------------------------------------   DAYS OF SERVICE     ROUND-TRIP FLIGHTS
       COUNTRY                    CITY            PER WEEK(1)          PER WEEK(1)
------------------------   -------------------   -----------------   -------------------
Barbados                   Bridgetown(2)              2                      3
British Virgin Islands     Tortola(3)                 1                      1
Colombia                   Bogota(2)                  6                     18
Colombia                   Medellin(2)                1                      1
Costa Rica                 San Jose                   3                      3
Dominican Republic         Santo Domingo              6                      6
Dominican Republic         Puerto Plata(2)            2                      2
Ecuador                    Guayaquil                  5                      7
Ecuador                    Quito                      5                      7
El Salvador                San Salvador               3                      3
Guatemala                  Guatemala City             3                      3
Guyana                     Georgetown                 2                      2
Haiti                      Port-au-Prince(2)          2                      2
Honduras                   San Pedro Sula             3                      3
Jamaica                    Montego Bay(2)             3                      3
Jamaica                    Kingston(2)                3                      3
Netherlands Antilles       Aruba(2)                   1                      1
Netherlands Antilles       Curacao(2)                 1                      1
Nicaragua                  Managua                    3                      3
Panama                     Panama City                3                      3
Puerto Rico                San Juan                   5                      5
Surinam                    Paramaribo(2)              1                      1
Trinidad and Tobago        Port-of-Spain(2)           2                      4
Turks and Caicos           Grand Turk(2)              1                      1
Turks and Caicos           Providenciales(2)          1                      1
U.S. Virgin Islands        St. Thomas(3)              5                      5
U.S. Virgin Islands        St. Croix(3)               5                      5
Venezuela                  Caracas                    6                     12
Venezuela                  Maracaibo                  5                      5

----------------
(1) Represents the typical number of days of service and round-trip flights per week that the Company offers air cargo services to and from each destination. The actual number of days of service and round-trip flights per week to a destination vary depending on demand.

(2) The Company sells air cargo services on these routes, which are served by other carriers that utilize the Company's aircraft on an ACMI or AMI basis.

(3) The Company sells air cargo services for these destinations, which it does not directly serve. Customers' cargo is transferred pursuant to an interline arrangement from San Juan, Puerto Rico.


     The Company transports a broad range of goods and commodities. Generally, a majority of the southbound freight consists of durable goods, such as industrial equipment and parts, electronic and computer equipment, medical instruments, pharmaceuticals, vehicles, oilfield equipment, magazines, newspapers and mail, consumer durables and textiles. Northbound freight is comprised mainly of finished textiles, pharmaceuticals, handicrafts, seafood, flowers and fruits and vegetables. Many of the items that the Company transports northbound to the United States are perishable commodities, and its customers rely on the dependability of the Company's cargo service and its ability to accommodate seasonal and variable air freight requirements.


  CARGO SALES NETWORK AND MARKETING


     CARGO SALES NETWORK. The Company's sales network is comprised of the Company's Miami headquarters, seven regional sales offices in major U.S. cities (four of which are Company operated and three of which are operated by general sales agents), 27 sales offices in South and Central America and the Caribbean (14 of which are Company operated and 13 of which are operated by general sales agents) and general sales agents in Europe, Canada, Asia and the Pacific Rim. The Company's sales efforts are designed to maximize utilization of the Company's scheduled cargo service by seeking to achieve a balance between southbound and northbound air cargo shipments.


     Each of the Company's sales offices markets the Company's air cargo services to customers within its region. The Company's U.S. sales offices, as well as its offices in El Salvador and the Dominican Republic, have transportation logistics capabilities, including intermodal relationships with major trucking companies for local pick-up and delivery of customers' freight. Company personnel solicit shipment orders and process air waybills and other documentary requirements for customers' shipments. In areas not covered directly by the Company's own sales personnel, the Company engages general sales agents on a commission basis to sell its air cargo services. Most of these general sales agents represent the Company on an exclusive basis to destinations served by the Company. Air cargo sales made by general sales agents are based on the Company's published rate sheets and are documented utilizing the Company's air waybills.


     The following table sets forth the locations of and the major cities served by the Company's sales network:

                   DOMESTIC                                       INTERNATIONAL
-----------------------------------------------   ----------------------------------------------
LOCATION AND CITIES SERVED      DATE OPENED       LOCATION AND CITIES SERVED      DATE OPENED
----------------------------   ----------------   -----------------------------   --------------
MIAMI, FL                       1st Qtr. 1994     Caracas, Venezuela              1st Qtr. 1994
 Ft. Lauderdale, FL                               Guatemala City, Guatemala       1st Qtr. 1994
 Jacksonville, FL                                 Managua, Nicaragua              1st Qtr. 1994
 Orlando, FL                                      Maracaibo, Venezuela            1st Qtr. 1994
 Tallahassee, FL                                  San Pedro Sula, Honduras        1st Qtr. 1994
 Tampa, FL                                        San Salvador, El Salvador       1st Qtr. 1994
                                                  Panama City, Panama             3rd Qtr. 1994
HOUSTON, TX                    1st Qtr. 1994      San Jose, Costa Rica            3rd Qtr. 1994
 Albuquerque, NM                                  Bridgetown, Barbados(1)         2nd Qtr. 1995
 Dallas/Fort Worth, TX                            Georgetown, Guyana(1)           2nd Qtr. 1995
 Little Rock, AK                                  Guayaquil, Ecuador              2nd Qtr. 1995
 New Orleans, LA                                  Paramaribo, Surinam(1)          2nd Qtr. 1995
 Memphis, TN                                      Port of Spain, Trinidad(1)      2nd Qtr. 1995
 Oklahoma City, OK                                Port Au Prince, Haiti(1)        2nd Qtr. 1995
 Tulsa, OK                                        Quito, Ecuador                  2nd Qtr. 1995
                                                  British Virgin Islands(1)       3rd Qtr. 1995
NEW YORK, NY                   1st Qtr. 1994      San Juan, Puerto Rico           3rd Qtr. 1995
 Baltimore, MD                                    Turks and Caicos Islands(1)     3rd Qtr. 1995
 Buffalo, NY                                      U.S. Virgin Islands(1)          3rd Qtr. 1995
 Newark, NJ
 Norfolk, VA
 Philadelphia, PA                                 LONDON, ENGLAND(1)              4th Qtr. 1995
 Pittsburgh, PA                                    Amsterdam, Holland
 Richmond, VA                                      Brussels, Belgium
 Washington, D.C.                                  Dublin, Ireland
                                                   Frankfurt, Germany
                                                   Paris, France
                                                   Prestwick, Scotland
                                                   Milan, Italy

                   DOMESTIC                                      INTERNATIONAL
----------------------------------------------   ---------------------------------------------
LOCATION AND CITIES SERVED     DATE OPENED       LOCATION AND CITIES SERVED     DATE OPENED
----------------------------   ---------------   ----------------------------   --------------
SAN FRANCISCO, CA(1)           1st Qtr. 1995     Bogota, Colombia(1)            1st Qtr. 1996
 Denver, CO                                      Kingston, Jamaica(1)           1st Qtr. 1996
 Portland, OR                                    Medellin, Colombia(1)          1st Qtr. 1996
 Salt Lake City, UT                              Montego Bay, Jamaica(1)        1st Qtr. 1996
 Seattle, WA                                     Puerto Plata, D.R.             1st Qtr. 1996
                                                 Santo Domingo, D.R.            1st Qtr. 1996
CHICAGO, IL                    1st Qtr. 1995     Netherlands Antilles(1)        1st Qtr. 1997
 Cleveland, OH                                   Sao Paulo, Brazil              2nd Qtr. 1997
 Cincinnati, OH
 Detroit, MI                                     TORONTO, ONTARIO(1)            1st Qtr. 1997
 Indianapolis, IN                                   Calgary
 Kansas City, MO                                    Regina
 Lincoln, NE                                        Vancouver
 Milwaukee, WI                                      Winnipeg
 Minneapolis/St. Paul, MN
 Omaha, NE                                       MONTREAL, QUEBEC(1)            1st Qtr. 1997
 St. Louis, MO                                      Ottawa
                                                  Quebec City
LOS ANGELES, CA(1)             1st Qtr. 1995
 Las Vegas, NV                                   HONG KONG AND BEIJING(1)       2nd Qtr. 1997
 Phoenix, AZ                                      Bangkok, Thailand
 San Diego, CA                                    Djakarta, Indonesia
                                                  Guangzhou, Peoples Republic of China
ATLANTA, GA                    1st Qtr. 1996      Ho Chi Minh City, Vietnam
 Birmingham, AL                                   Kuala Lumpur, Malaysia
 Charlotte, NC                                    Osaka, Japan
 Columbia, SC                                     Seoul, South Korea
 Greensboro, SC                                   Shanghai, Peoples Republic of China
 Jackson, MS                                      Singapore
 Knoxville, TN                                    Taipei, Taiwan
 Nashville, TN                                    Tokyo, Japan
BOSTON, MA(1)                  2nd Qtr. 1997
 Hartford, CT

----------------
(1) Represents the office of a general sales agent or interline sales agent.


     MARKETING. The Company's sales personnel and general sales agents market the Company's air cargo services directly to freight forwarders, integrated carriers, passenger and cargo airlines and major shippers. The Company participates in international air cargo trade shows and advertises its services in industry trade journals. General sales agents directly market the Company's air cargo services to potential customers within their territories using the Company's trade name. In addition, some of the Company's general sales agents, such as Air Cargo Partners (an affiliate of Virgin Atlantic), which represents the Company in Europe, include the Company's air cargo services in their sales literature and published rate sheets.


  TRANSPORTATION LOGISTICS SERVICES


     Freight forwarders, integrated carriers and airlines generally deliver their cargo to the Company's facility at the point of departure. Accordingly, most of the freight transported by the Company is either delivered to the Company's MIA hub for shipment to South or Central America or the Caribbean, or to a Company operations station in South or Central America or the Caribbean for shipment to the United States or beyond. Smaller freight forwarders with less developed logistics capabilities often rely on the Company to arrange for truck or air transportation of their cargo between the Company's MIA hub and the point of origin and/or destination. In addition, some major freight forwarders request the Company to arrange for shipment, generally by truck carrier, of their customers' freight from the point of origin to expedite shipment and minimize administrative and handling costs.

     When the Company provides transportation logistics services, Company personnel determine the best means of, and then arrange for, the transportation of the freight between the Company's warehouse facilities in Miami and the customers points of origin and destination. Whenever possible, the Company seeks to achieve cost savings for its customers by consolidating shipments and using major truckload carriers to transport the consolidated freight. Southbound shipments that are more time-sensitive or which have a value that justifies the cost of expedited delivery usually are transported by air on scheduled passenger or cargo airlines to Miami. Each Company sales office maintains warehouse capabilities for storage and consolidation of freight, generally through arrangements with local third party warehouse operators.


     The Company offers its customers a variety of ancillary services tailored to their particular needs. These services include arranging for local pick-up and delivery, warehousing of cargo shipments, expedited document delivery for customs clearance and priority notification to consignees of cargo arrival. The Company also assists in the preparation of air waybills and shipping documents (including customs export declarations, pro forma and foreign consular invoices and other customs documentary requirements), assists its customers in obtaining export or import licenses and arranges for cargo insurance. The Company generally charges its customers additional fees for each of these services.


  CUSTOMERS


     FREIGHT FORWARDERS. Freight forwarders are important participants in the domestic and international air freight markets. Major international freight forwarders increasingly have become reluctant to arrange transportation of their customers' freight through integrated cargo carriers (such as FedEx, UPS or DHL) because these carriers compete with the freight forwarders for the same cargo customers. As a result, management believes that air cargo service companies such as the Company, who can provide reliable air cargo services and handle the air and truck cargo transportation requirements of both large and small freight forwarders, have an opportunity to capture an increasing share of the air freight market. Management estimates that sales to freight forwarders in 1996 accounted for approximately 86% of the Company's revenues from scheduled cargo services. Freight forwarder customers include major international freight forwarders (such as Air Express International, Danzas, Eagle USA, Expeditors International, Fritz Companies and Nippon Express) as well as smaller regional freight forwarders.


     INTERLINE CUSTOMERS. Many major international airlines sell air cargo services to destinations they do not serve directly and utilize other airlines or cargo carriers to transport their customers' cargo from the cities they serve to the ultimate destination. For example, most of the Company's European interline customers fly to Miami or one or more major South and Central American or Caribbean destinations but sell air cargo services to other destinations to which they have no direct flights. These airlines will deliver cargo to the Company at its MIA hub or a regional sales office for transportation at a fixed rate to the Company's South and Central American or Caribbean scheduled destinations. The Company also transports cargo at a fixed rate from its South and Central American and Caribbean scheduled destinations to interline customers at its MIA hub to be distributed by interline customers to destinations throughout the world. The Company currently handles interline freight for the following airlines:

Aerolineas Argentinas    B.W.I.A.               Korean Air                 Pan Am
Aeromar                  Cargolux               LACSA                      Polar Air Cargo
Aero Transcolombiana     Carnival Airlines      Laker Airways              Qantas Airways Limited
Air Canada               Challenge              Lan Chile Airlines         South African Airways
Air France               China Airlines         Lauda Air                  Surinam Airways
Air Haiti                Continental Airlines   Laparkan                   Taca International Airlines
Air Jamaica              Copa Airlines          L.T.U. Int'l Airways       Tampa Airlines S.A.
Air U.K.                 Delta Airlines         Lufthansa Airlines         Tolair
Alitalia                 El Al                  Malev                      Tower Air
ALM Antillean Airlines   Fast Air               MAS Air                    TransWorld Airlines
Amerijet                 Faucett                Martinair                  Turks Air
Austrian Airlines        Finnair                Midas Airlines             United Airlines
Avensa/Servivensa        Four Star Cargo        Midwest Express Airlines   U.S. Airways
Aviateca                 Iberia                 NICA                       Varig Brazilian Airlines
British Airways          Interamericana         Northwest Orient           Virgin Atlantic Airways

     OTHER CUSTOMERS. The Company's customers also include the United States Postal Service, the U.S. Department of State, industrial manufacturers, distributors and other large corporations that arrange for the shipment of their own air freight. Because of the Company's reliability, reputation and position in its South and Central American and Caribbean markets, several major multinational corporations have also either directed their independent freight forwarders to use the Company's air cargo services or designated the Company as their air carrier of choice for shipments to or from these markets.


     During the year ended December 31, 1994, Charter America, Inc. accounted for 28% of the Company's total revenues. During the three months ended March 31, 1997, Aero Transcolombiana accounted for 16% of the Company's total revenues. The Company had no single customer that accounted for more than 10% of it's total revenues for the years ended December 31, 1995 and 1996.


  ACMI SERVICES


     The Company's customers utilize the Company's ACMI services to obtain lift capacity without acquiring their own aircraft. The Company currently has ACMI contracts with over 15 unaffiliated customers, most of which are international airlines. Under these contracts, the Company provides its aircraft from as infrequently as one flight per week to as many as twelve flights per week, or on an AD HOC basis. In addition, two of the Company's aircraft currently are dedicated exclusively to service under AMI contracts that expire in 1999. The Company also provides ACMI services for the seasonal or peak demands of Latin American produce and flower growers and domestic delivery services such as the United States Postal Service and United Parcel Service. Additionally, the Company has received certification to fly equipment and cargo for the U.S. Department of Defense.


     A typical ACMI contract requires the Company to supply the aircraft, crew, maintenance and insurance for specified cargo operations, while the customer is responsible for substantially all other aircraft operating expenses, including fuel, landing and parking fees and ground and cargo handling expenses. Under the contract, the Company has exclusive operating control and direction of its aircraft and its customer must obtain any government authorizations and permits required to service the designated routes. See "--Government Regulation." Most of the Company's ACMI contracts do not require the Company to operate a specific aircraft for its customer. Generally, the Company's ACMI contracts are for a two-year term but are cancelable by either party upon five days' written notice.


     With the exception of two aircraft operated by AMI customers, all of the Company's aircraft are operated both on its own cargo flights and for ACMI customers. This enables the Company to schedule its fleet to satisfy demand on its own routes while improving fleet utilization and generating additional revenue from ACMI services.

AIRCRAFT FLEET


     The Company's operating fleet is comprised of 15 narrowbody DC-8s, which are short- to medium-range (2,000 to 3,000 nautical miles), medium cargo volume (72,000 to 93,000 pounds) aircraft. The Company's fleet includes three "stretch" DC-8s, which have a longer fuselage and more cargo volume capacity and are generally utilized by the Company to serve higher volume routes. The Company maintains flexibility to adjust on a daily basis the aircraft it uses for its own cargo routes based on demand. For example, the Company may respond to low demand on a particular route by utilizing the same aircraft to handle two or more destinations or to satisfy higher demand on another route by utilizing its stretch aircraft or adding additional flights. Similarly, although the Company may commit to provide a cargo flight for an ACMI customer at a particular time or date, the Company maintains the flexibility to utilize whichever of its aircraft best serves the capacity and distance required for the flight.


     The Company's aircraft range in age from 26 to 38 years, with an average age of approximately 31 years. During 1996, the Company's average daily aircraft utilization was between six and seven block hours per operating day, with an average round-trip flight duration of six block hours. Based on the DC-8's useful life estimated by the FAA and McDonnell Douglas and the Company's current maintenance program, the Company expects to be able to operate its DC-8 aircraft for at least 10 more years.


     The following table contains information concerning the Company's operating fleet as of June 1, 1997:



                     NO. OF PALLETS     APPROX. CARGO       MOST RECENT MAJOR
AIRCRAFT TYPE         UPPER/LOWER       CAPACITY (LBS)     MAINTENANCE CHECK (1)
------------------   ----------------   ----------------   ----------------------
       DC-8-61F          18/4              91,300          June 1997
       DC-8-61F          18/4              92,000          April 1997
       DC-8-61F          18/4              91,800          February 1996
       DC-8-55JT         13/2              92,700          October 1996
       DC-8-54JT         13/2              92,300          March 1996
       DC-8-54JT         13/2              91,700          May 1997
       DC-8-54JT         13/2              92,300          November 1996
       DC-8-54JT         13/2              92,200          July 1996
       DC-8-54JT         13/2              89,200          August 1995
       DC-8-54JT         13/2              92,600          December 1995
       DC-8-54FM         13/2              91,500          November 1995(2)
       DC-8-51F          13/2              77,200          March 1995(2)
       DC-8-51F          13/2              75,200          February 1995(2)
       DC-8-51F          13/2              75,300          in progress
       DC-8-51F          13/2              72,300          in progress

----------------
(1) The most recent major maintenance check for each aircraft was a "C Check", unless otherwise indicated.

(2) The most recent major maintenance check for this aircraft was a "D Check."


     The Company intends to increase its lift capacity by acquiring up to four widebody aircraft, which includes an L-1011 aircraft the Company began leasing in June 1997, and as many as three additional DC-8s by the end of 1998. Widebody aircraft, such as the McDonnell Douglas DC-10 or the Lockheed L-1011, are capable of mid-range and long-range flights carrying a larger volume cargo, resulting in operating efficiencies and economies of scale. The Company believes that operating widebody aircraft will allow it to commence service to more distant destinations which cannot be effectively served by the Company at present due to the cargo capacity and range of its current fleet, as well as increase its flexibility to serve current markets where air freight demand is strong. To the extent the Company utilizes widebody aircraft to service existing routes, it will redeploy the DC-8s currently serving those markets to increase capacity to other markets, develop service to new markets which are more efficiently serviced by narrowbody aircraft and increase its ACMI services.

     As it has in the past, the Company expects to acquire its aircraft from a variety of sources, including airlines, aircraft leasing companies, banks and other financial institutions and individual aircraft owners. The Company expects that the widebody aircraft will be acquired for between $12 and $14 million per aircraft, which includes the cost to convert such aircraft to cargo configuration if necessary. The Company expects that the additional DC-8 aircraft will be acquired for between $2 and $5 million per aircraft, depending on the type of DC-8s acquired, which includes the cost to convert such aircraft to cargo configuration if necessary. On June 30, 1997, the Company entered into a lease agreement with an aircraft leasing company, pursuant to which the Company will lease an L-1011 aircraft until December 19, 1997. At any time prior to the expiration date of the lease agreement, the Company has the right to acquire the aircraft for a purchase price equal to $13 million less certain amounts paid by the Company during the term of the agreement. The Company expects to place this L-1011 in service in the fourth quarter of 1997. The Company expects to purchase this aircraft with a portion of the proceeds from this offering. See "Use of Proceeds."

     FLIGHT OPERATIONS AND CONTROL. The Company's flight operations (including aircraft dispatching, flight following and crew scheduling) are planned and controlled by the Company's dispatch and flight operations personnel from the Company's MIA base. The Company's flight control office is manned 24 hours per day, seven days per week. Logistical support necessary for operations into the airports served by the Company's flights also are coordinated from the Company's MIA base.

     To enhance the reliability of its service, the Company seeks, when possible, to maintain at least one spare aircraft at all times. The spare aircraft can be dispatched on short notice to most locations served by the Company when a substitute aircraft is needed. Maintaining one or more spare aircraft allows the Company to better ensure the availability of aircraft for its regular cargo flights and to provide its ACMI customers with a high dispatch reliability.

     MAINTENANCE. The Company performs at its own facilities substantially all of the inspections, maintenance and repairs required to keep the Company's aircraft in operation and in compliance with the Company's FAA-approved maintenance program. Whenever possible, the Company also utilizes its own employees to perform line maintenance, such as correcting irregularities noted by flight crews and maintaining aircraft log books, at the foreign airports served by the Company. By maintaining its own fleet, the Company believes that it reduces the maintenance costs, minimizes out-of service time for its aircraft and achieves a high level of reliability.

     Maintenance required by the FAA includes: routine daily maintenance; maintenance every 150 hours or six months, whichever comes first (an "A Check"), at an approximate cost of $500; scheduled maintenance every 425 hours or 12 months, whichever comes first (a "B Check"), at an approximate cost of $7,000; scheduled major maintenance work every 3,300 hours or 36 months, whichever comes first (a "C Check"), at an approximate cost of $500,000; and a major maintenance overhaul every 25,000 hours or 12 years, whichever comes first (a "D Check"), at an approximate cost of between $1.3 million and $1.6 million. The Company generally schedules major maintenance on its aircraft during periods of lower utilization. The Company estimates that, at current rates of operation, seven scheduled C Checks will be completed on the Company's aircraft in 1997 and four will be completed in 1998 and that, on average, one of its aircraft will require a D Check each year.

     Since 1986, the Company's maintenance facility has been certificated as an FAA repair station to perform maintenance on DC-8 series aircraft and their related avionics and accessories, including all required airframe maintenance, ranging from routine inspections to major airframe overhauls, as well as ADs and service bulletin compliance. The Company also operates an FAA certified repair station for Pratt & Whitney JT3D-3B aircraft engines, which performs complete repair services on all Company aircraft engines. The Company's MIA facility accommodates up to two large widebody aircraft (such as Boeing 747s), three medium widebody aircraft (such as McDonnell Douglas DC-10s or Lockheed L-1011s) or three narrowbody aircraft (such as DC-8s) simultaneously for repairs and maintenance. See "--Facilities."

     The Company's maintenance and engineering personnel coordinate all routine and non-routine maintenance operations, including tracking the maintenance status of each aircraft, communicating with maintenance personnel in connection with every arrival and departure, consulting with manufacturers and vendors about procedures to correct irregularities and training the Company's line maintenance personnel on the requirements of the Company's FAA-approved maintenance program. The Company conducts virtually all of its own maintenance training.

     The Company owns 20 used spare Pratt & Whitney JT3D-3B aircraft engines and an extensive inventory of spare aircraft parts and consumable materials required to support line maintenance, scheduled airframe maintenance and engine maintenance and repairs. The Company purchased its spare aircraft engines at various times between 1987 and 1995 and has maintained its spare aircraft engines in accordance with FAA standards. All spare aircraft engines are continually overhauled and refurbished to extend their useful life and are used in the Company's normal operations on an as-needed basis. In addition, the Company owns larger aircraft components, such as airframe structures, landing gears and flight controls. The Company also owns three DC-8s that are used solely for parts and has a supply of parts from four disassembled aircraft. The Company opportunistically purchases spare parts, spare engines, entire inventories and other aircraft components when "bulk" purchases of these items have been available or market conditions are otherwise favorable. Generally, bulk purchase opportunities have arisen when airlines or manufacturers of parts sell large amounts of inventory in a single transaction or in conjunction with a bankruptcy. Opportunistic inventory purchases have allowed the Company to obtain a large inventory of spare parts at a lower cost than could have been obtained by purchasing on an individual basis. From time to time, parts may become unavailable or be in short supply. In the past, the Company has been able to design and manufacture from manufacturers' drawings structural parts pursuant to a limited license granted by the manufacturer. The Company believes that such practices will continue to be available within the industry in the near future.

     TRAINING. The FAA mandates initial and recurrent training for most flight, maintenance and engineering personnel. Initial pilot training consists of a two-month program that involves FAA regulations and licensing exams, emergency and security procedures, handling of hazardous materials, systems, flight simulator sessions and actual operating experience with the Company's aircraft. The Company generally hires pilots whom it has "pre-screened" as a result of such training. The Company pays for all of the recurrent training required for its pilots and pays for most of the training of its ground service and maintenance personnel. The Company's training programs have received all required FAA approvals.

     The Company operates its own professional training schools at its FAA-approved MIA facility, where it conducts all of the training programs required for its personnel. In addition, the Company offers training to third-party individuals in an effort to control its overhead costs related to training. Generally at least 25% of each training class is comprised of third-party individuals. The Company often hires outstanding members of its training classes, which provides it with a supply of pilots and maintenance personnel.

     GROUND SUPPORT AND EQUIPMENT. The Company utilizes its own ground handling personnel and equipment for loading, servicing and maintaining the Company's aircraft at MIA and at most of the other airports served by the Company.

     FUEL. Fuel is a significant operating cost. The Company purchases most of its fuel from World Fuel Services Corporation at MIA. The Company generally purchases bonded fuel which is tax-free to the Company because the fuel is utilized for international flights. The Company's exposure to fuel risk is reduced to the extent that it provides air cargo services under ACMI contracts, under which the customer is responsible for providing fuel. In the winter months, the Company engages in a limited amount of market hedging against possible winter price increases. The Company does not believe that fluctuations in the price of fuel have had a significant impact on its results of operations in recent years because it has been able to pass on increases to customers in the form of fuel surcharges.


INFORMATION SYSTEMS

     The Company has invested significant management and financial resources in the development of information systems to facilitate its cargo, flight and maintenance operations, provide its personnel accurate and timely information and increase the level of service and information provided to its customers. Information concerning the status of shipments currently is available only to the Company's personnel, but the Company intends to increase the amount of information available on-line to its customers. The Company also utilizes the U.S. Customs Department's Automated Manifest System, which was first made available at MIA, to expedite customs clearance for its customers' air freight. This system allows the Company to electronically transfer its cargo manifest to customs while a flight is in transit and "pre-clear" much of the cargo, thereby reducing transfer delays, promptly releasing freight and allowing it to be transported to its destination more quickly.


     The Company's maintenance operations utilize information systems with bar coding to track and control spare parts inventory and costs associated with each maintenance task. In addition to maintaining records concerning the maintenance status and history of each major aircraft part or component, as required by FAA regulations, the Company utilizes its information systems to track the labor and parts cost of each maintenance task performed by its personnel.


     The Company's flight operations dispatch department utilizes
Company-developed software to coordinate the Company's flight and crew schedules, track flight time (both for scheduling of aircraft and parts maintenance and overhauls and for invoicing the Company's ACMI customers for their flights) and provide Company personnel and customers with flight status information.


SECURITY AND SAFETY


     SECURITY. The Company conducts various security procedures to comply with FAA regulations. The Company's customers are required to inform the Company in writing of the nature and composition of their air freight. The Company also conducts daily cargo searches, x-rays its customers' air freight and conducts searches for hazardous materials, weapons, explosive devices and illegal freight. The Company uses search dogs in Miami to seek out explosives and controlled substances. The Company also conducts searches for contraband in foreign countries at the point of origin prior to departure for the United States. Notwithstanding these procedures, the Company may transport contraband which could result in fines, penalties, flight bans or possible damage to the aircraft. The Company believes it maintains an excellent cooperative relationship with U.S. Customs, the U.S. Department of Agriculture and the U.S. Drug Enforcement Agency.


     SAFETY AND INSPECTIONS. Management is committed to the safe operation of the Company's aircraft. In compliance with FAA regulations, the Company's aircraft are subject to various levels of scheduled maintenance or "checks" and periodically go through complete overhauls. See "--Aircraft Fleet-- Maintenance." The Company's maintenance efforts are monitored closely by the FAA, with FAA representatives often being on-site to observe maintenance being performed. The Company also conducts extensive safety checks and audits on a regular basis. All of the Company's flight operations and maintenance manuals are FAA approved.


     In 1996, the Company underwent a Regional Aviation Safety Inspection Program (RASIP) inspection, during which a team of regional FAA inspectors conducted a focused inspection over a one-week period. The FAA advised the Company that there were no material adverse findings as a result of the RASIP inspection. In connection with the Company's move to its new hangar facility, the Company underwent an audit by the local FAA Flight Standards District Office, which resulted in the reissuance of the Company's repair station certificate for that facility. In accordance with national FAA policy and procedures, in April 1997, the Company passed a National Aviation Safety Inspection Program (NASIP) inspection, the most stringent and in-depth FAA inspection, in which a team of national FAA inspectors thoroughly audited and inspected the Company's entire maintenance and flight operations for a period of three weeks.


     During the last 10 years, the Company's aircraft, while being operated by the Company, have not been involved in any accidents. According to the National Transportation Safety Board Regulations, an "aircraft accident" is an occurrence associated with the operation of an aircraft which takes place between the time any person boards the aircraft with the intention of flight and all said persons have disembarked, and in which any person suffers death or serious injury, or in which the aircraft receives substantial damage. In May 1994, one of the Company's aircraft, while being leased and operated by a non-affiliated foreign airlines, was involved in a non-fatal aircraft accident. The aircraft sustained significant damage during take-off due to the failure of the aircraft's nose gear component and was declared a total loss by the insurers.


RISK MANAGEMENT


     The Company is exposed to potential losses that may be incurred in the event of an aircraft accident. An accident could result in substantial cost to repair or replace a damaged aircraft or claims for damaged or destroyed cargo and significant potential liability for claims for injury or death to third parties and Company crew members. The Company purchases hull insurance for its aircraft on an agreed value basis to provide coverage for total losses and repair expenses in the event of a partial loss, subject to a $500,000 deductible in the event of partial losses. The DOT requires airlines to carry at least $20 million of liability insurance. The Company currently maintains public liability insurance in the amount of $200 million per occurrence. The Company has had a low claim experience and believes that it enjoys a good reputation with its insurance providers.


     To insure against risks associated with its maintenance and engine repair operations, the Company maintains aviation and airline products liability, premises and hangarkeepers insurance in amounts and on terms generally consistent with industry practice. To date, the Company has not experienced any significant uninsured or insured claims related to its maintenance or engine repair services.


     The Company is legally responsible to its customers for the safe delivery of cargo to its ultimate destination, subject to contractual and legal limitations on liability of $20.00 per kilogram ($9.07 per pound) for international flights. The Company carries insurance for these claims.


COMPETITION


     The air freight industry is highly competitive. The Company's scheduled cargo services compete for cargo volume principally with other all-cargo airlines, integrated carriers and scheduled and non-scheduled passenger airlines which have substantial belly cargo capacity. To a lesser extent, the Company's scheduled cargo services also compete for freight forwarding business with fully integrated carriers, some of which are also customers of the Company. The Company's ACMI services compete primarily with other airlines that operate all-cargo aircraft and have lift capacity in excess of their own needs. The Company believes that the most important competitive factors in the air freight transportation industry are price, flexibility and the quality and reliability of the cargo transportation service. Competition in the ACMI business is dependent principally on the payload and cubic capacities of available aircraft, price and reliability. Many of the Company's competitors have substantially greater financial and other resources and more extensive facilities and equipment than the Company.


FACILITIES


     All of the Company's aircraft loading, unloading, maintenance, flight operations and ground handling are accomplished at its MIA hangar facility, which consists of a 250,000 square foot building, with 100,000 square feet of hangar space; approximately 450,000 square feet of aircraft ramp space; 50,000 square feet of parts storage space; 30,000 square feet of maintenance shops and work areas and flight operations center and training space; 20,000 square feet of administrative offices; and approximately 50,000 square feet of expansion space which the Company can employ in the future for offices or additional work shops. The hangar facility accommodates up to two large widebody aircraft (such as Boeing 747s), three medium widebody aircraft (such as McDonnell Douglas DC-10s or Lockheed L-1011s) or three narrowbody aircraft (such as DC-8s) simultaneously. Management believes that the Company's new maintenance facilities are more than adequate to meet the Company's own maintenance needs for at least the next several years and will permit the Company to take advantage of opportunities to provide third party maintenance and airframe repair work.

     The Company maintains two cargo facilities at MIA. The Company's main cargo facility consists of 56,600 square feet of warehouse space, which is utilized primarily to process air freight for export and 13,500 square feet of office space, at which the Company's executive offices and Miami sales offices are located. The Company's other cargo facility consists of 22,500 square feet of warehouse space which is utilized primarily to process imports. The Company maintains facilities near MIA totaling 40,000 square feet where it performs engine repair and overhaul work and additional warehouse space to store spare aircraft parts.


     The Company leases its MIA hangar facility from Metropolitan Dade County under a lease that expires in 2001, with two five-year renewal options. The Company's MIA cargo facilities are also leased from Metropolitan Dade County. The lease for the Company's main cargo facility expires in 1999 and the other cargo facility is leased on a month-to-month basis. The Company's engine repair facilities are leased from an unrelated third party under a lease which expires in May 1998.


     The Company maintains regional sales and administrative offices for its scheduled cargo services operations located at or near airports in four major U.S. cities and 14 South and Central American and Caribbean cities. See "Business--Cargo Sales Network and Marketing--Cargo Sales Network." All of such properties are leased from unrelated third parties.


EMPLOYEES


     As of June 1, 1997, the Company had 835 employees, including 115 flight operations personnel, 420 maintenance, technical and security personnel, 192 cargo handling personnel and 108 executive, administrative, sales and financial personnel. None of the Company's employees is subject to a collective bargaining agreement. However, many airline industry employees are represented by labor unions, and the Company believes that, as it continues to expand, its employees may be subject to union organizing efforts. The Company considers its relations with its employees to be satisfactory. On July 24, 1997, the Company received a notice from the National Mediation Board in connection with an application filed on behalf of the Teamsters seeking a vote by the Company's Flight Deck Crew Members for the Teamsters to organize and to represent such employees for collective bargaining purposes.


     FAA regulations require the Company's pilots to be licensed as commercial pilots, with specific ratings for the aircraft type to be flown, and to be medically certified as physically fit to fly aircraft. Licenses and medical certification are subject to periodic continuation requirements, including recurrent training and minimum amounts of recent flying experience. Mechanics and quality control inspectors must also be licensed and qualified for specific aircraft. Under the Company's supplemental certification status flight dispatchers do not need to be licensed. The Company routinely performs employee background checks for a ten-year period prior to employment and conducts more pre-employment screening than mandated by FAA regulations. In addition, the Company's management personnel who are directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must meet experience standards prescribed by FAA regulations. All of the Company's employees are subject to pre-employment drug and alcohol testing, and employees holding certain positions are subject to subsequent random testing.


GOVERNMENT REGULATION


     GENERAL. The Company is subject to regulation under U.S. laws and the laws of the various countries to which it flies its aircraft. The Company is also subject to various international bilateral air services agreements between the United States and the countries to which the Company provides scheduled cargo services and must obtain permission from the applicable foreign government to provide service to that country.


     DOMESTIC REGULATION. The Company is subject to the jurisdiction of the FAA with respect to aircraft maintenance and operations, including flight operations, equipment, aircraft noise, ground facilities, dispatch, communications, training, weather observation, flight time, crew qualifications, aircraft registration, and other matters affecting air safety. The FAA has the authority to suspend temporarily or revoke permanently the authority of the Company or its licensed personnel for failure to comply with regulations promulgated by the FAA and to assess substantial civil penalties for such failure. The Company's aircraft, flight personnel and flight and emergency procedures are subject to periodic inspections and tests by the FAA. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. The FAA also has jurisdiction over the transportation of hazardous materials. Shippers and air carriers of hazardous materials generally share responsibility for compliance with these regulations, and shippers are responsible for proper packaging and labeling. Substantial monetary penalties can be imposed on both shippers and air carriers for infractions of these regulations as well as possible criminal penalties.


     The FAA has promulgated under the ANCA regulations certain Stage III noise requirements, pursuant to which airlines such as the Company must bring their fleets into compliance with allowable noise levels in phases, with full compliance required by December 31, 1999. In order to meet the Stage III requirements, the Company currently intends to install hushkits on six of its aircraft in 1997, six in 1998 and the balance by December 31, 1999. The Company intends to purchase hushkits for this purpose from QTV, Ltd., a related party, which received an STC meeting the Stage III noise requirements, for its hushkits in June 1997. See "Certain Transactions." The Company estimates that the cost to hushkit its existing fleet of 15 DC-8s to comply with Stage III requirements will be $1.6 million per aircraft, or $24 million in the aggregate. To date, however, the Company has not installed hushkits on any of its aircraft, and has met the Stage III requirements applicable to it through interchange agreements with other airlines. Pursuant to such interchange agreements and under current rules promulgated by the FAA, the Company has pooled its fleet with other carriers and obtained credits, at a cost of $6,000 per month per aircraft and between $2,200 and $2,700 per hour, from the other carriers for aircraft that meet the Stage III standards, which has allowed the Company to satisfy the FAA's Stage III requirements. The Company is capable and has the authority, right and approval from the FAA to operate, under an interchange agreement, third party aircraft.


     The DOT maintains authority over international aviation and has jurisdiction over international routes. In order to engage in its air transportation business, the Company is required to maintain a Certificate of Public Convenience and Necessity ("CPCN"). Prior to issuing a CPCN, DOT examines a company's managerial competence, financial resources and plans and compliance disposition in order to determine whether the carrier is fit, willing and able to engage in the transportation services it has proposed to undertake. Among other things, a company holding a CPCN must qualify as a United States citizen, which requires that it be organized under the laws of the United States or a State, territory or possession thereof; that its chief executive officer and at least two-thirds of its Board of Directors and other managing officers be United States citizens; that not more than 25% of its voting stock be owned or controlled, directly or indirectly, by foreign nationals; and that it not otherwise be subject to foreign control. A CPCN confers no proprietary rights on the holder and DOT may impose conditions or restrictions on such a CPCN. The DOT has issued the Company (i) a CPCN to engage in interstate and overseas charter air transportation, (ii) a CPCN to engage in foreign charter air transportation and (iii) a CPCN to engage in scheduled air transportation between Miami, Florida and Santo Domingo, Dominican Republic. By virtue of the CPCNs to engage in interstate, overseas and foreign charter air transportation of property and mail, the Company is vested with authority to conduct all-cargo operations worldwide. In addition, the DOT has granted the Company numerous "exemptions" from its regulations to permit the Company to engage in scheduled foreign air transportation to 26 cities in 17 countries. Many carriers operate under such exemption authority, which is granted for up to a period of two years and typically renewed by the DOT. CPCNs and grants of exemption authority are subject to standard DOT terms, conditions and limitations and may be conditioned, suspended or withdrawn. The Company is also required to obtain separate DOT authorization for each long-term (over 60 days) ACMI arrangement.


     Several aspects of airline operations are subject to regulation or oversight by Federal agencies other than the FAA or the DOT. For instance, labor relations in the air transportation industry are generally regulated under the Railway Labor Act, which vests in the National Mediation Board certain regulatory powers with respect to disputes between airlines and labor unions arising under collective bargaining agreements. In addition, the Company is subject to the jurisdiction of other governmental entities, including the FCC regarding its use of radio facilities pursuant to the Federal Communications Act of 1934, as amended; the Commerce Department regarding the Company's interstate transportation of cargo; the Customs Service regarding inspection of cargo imported from the Company's international destinations; the Immigration and Naturalization Service regarding the citizenship of the Company's employees; the Animal and Plant Health Inspection Service of the Department of Agriculture regarding the inspection of animals, plants and produce imported from the Company's international destinations regarding the Company's international operations; the Environmental Protection Agency regarding shipment of hazardous materials and compliance with standards for aircraft exhaust and noise emissions; and the Department of Labor regarding the Company's employees. The Company believes that it is in material compliance with all applicable laws and regulations of such governmental entities.


     FOREIGN REGULATION. To the extent required to do so, the Company obtains authority to conduct foreign operations from applicable aeronautical and other governmental authorities. As with the certificates and license obtained from U.S. authorities, the Company must comply with all applicable rules and regulations imposed by foreign governmental authorities or be subject to the suspension, amendment or modification of its operating authorities.


LEGAL PROCEEDINGS


     While the Company is from time to time involved in litigation in the ordinary course of its business, there are no material legal proceedings currently pending against the Company or to which any of its property is subject.

                                   MANAGEMENT


DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN KEY EMPLOYEES


     The following table sets forth certain information regarding the directors, executive officers and certain key employees of the Company:



NAME                                 AGE                          POSITION
----------------------------------   -----   ------------------------------------------------------
DIRECTORS AND EXECUTIVE OFFICERS
J. Frank Fine   ..................   73      Chairman of the Board
Barry H. Fine   ..................   44      President, Chief Executive Officer and Director
John D. Zappia  ..................   45      Chief Operating Officer
Orlando M. Machado ...............   38      Chief Financial Officer
H. Jack Pfleger, Jr.  ............   62      Director Nominee
Phillip S. Bradley    ............   59      Director Nominee
Eugene P. Conese, Jr. ............   37      Director Nominee

CERTAIN KEY EMPLOYEES
Celeste A. Lipworth   ............   34      General Counsel
Terence T. Sullivan   ............   35      Vice President, Director of Finance
Nanci Adels  .....................   40      Vice President, Director of Sales
Hugh P. Nash    ..................   56      Vice President, Marketing and Sales
Anthony D. Phillips   ............   52      Vice President, Interline and International Marketing
Hector M. Ponte    ...............   56      Vice President, Latin America
Charles South   ..................   53      Vice President and Director of Operations
Daniel L. Stemen   ...............   29      Director of ACMI Services

     J. FRANK FINE founded the Company's predecessor in 1976 and has served as the Company's Chairman of the Board since its inception. Mr. Fine also served as the Company's President and Chief Executive Officer from its inception until June 1997. Mr. Fine is also the founder of Agro Air, and has served as Agro Air's Chairman of the Board and President since its inception in 1982. Mr. Fine also served as Vice President, North America and General Sales Agent of Alas de Transporte International, S.A., a Dominican all-cargo airline ("Alas"), from 1988 to 1992; Vice President, North America and General Sales Agent of Interamericana de Aviacion, C.A., a Venezuelan all-cargo airline ("Interamericana"), from 1988 to 1992; Vice President, North America and General Sales Agent of Aerochago, S.A., a Dominican all-cargo airline ("Aerochago"), from 1985 to 1988; and President, North America and General Manager of Aeromar C. por A., a Dominican all-cargo carrier ("Aeromar"), from 1978 to 1985. Mr. Fine is the father of Barry H. Fine.


     BARRY H. FINE has served as the Company's President and Chief Executive Officer since June 1997 and has served as a director of the Company since its inception in 1989. Mr. Fine served as Vice President and General Manager of the Company from its inception until June 1997. Mr. Fine also has served as a Vice President and director of Agro Air since its inception in 1982. Mr. Fine served as Vice President, North America, U.S. General Counsel and U.S. General Sales Agent of Alas from 1988 to 1992; Vice President, North America and U.S. General Sales Agent of Interamericana from 1988 to 1992; Vice President, North America and General Counsel of Aerochago from 1985 to 1988; and Vice President, North America and General Counsel of Aeromar from 1982 to 1985.


     JOHN D. ZAPPIA has served as the Company's Chief Operating Officer since June 1997. Mr. Zappia served as Senior Vice President, Maintenance and Operations of the Company from November 1992 until June 1997. Since 1991, Mr. Zappia has been a member of the Miami Maintenance Management Council, an association of maintenance companies and was its President from 1991 to 1995. From March 1984 to November 1992, Mr. Zappia served as Vice President of Maintenance of Agro Air. Prior to joining the Company, Mr. Zappia's experience in the airline industry includes: Electrical and Avionic Lead Mechanic of Air Florida (1980-1984); Technical Consultant to Aviation Components and Accessories, Inc., an FAR 145 repair station (1981-1984); Lead Avionics and Electrical Mechanic of

Airlift International, Inc. (1979-1980); Supervisor, FAA Accessory Overhaul Shop of Marco Island Airways (1977-1979); and Accessory Mechanic of Dixie Air Parts Inc. (1972-1979).


     ORLANDO M. MACHADO has served as the Company's Chief Financial Officer since July 7, 1997. From December 1987 to June 1997, Mr. Machado held various positions at Greenwich Air Services, Inc., a diversified independent gas turbine engine repair and overhaul company ("Greenwich"), and most recently served as Vice President of Finance. Prior to joining Greenwich, Mr. Machado, who is a certifed public accountant, was employed by Coopers & Lybrand, L.L.P., as an audit manager.


     H. JACK PFLEGER, JR. has been nominated and has agreed to become a director of the Company upon completion of this offering. Mr. Pfleger has been Chairman and a principal of Pfleger Financial Group, Inc., an executive benefits company, since 1968. Mr. Pfleger was Chairman of the Board and Chief Executive Officer of Life General Security Insurance Company from 1989 to 1993 and a director of Barnett Bank South Florida from 1978 to 1993.


     PHILLIP S. BRADLEY has been nominated and has agreed to become a director of the Company upon completion of this offering. Since 1990, Mr. Bradley has served as a director of World Fuel Services Corporation, an aviation and marine fuel service company ("World Fuel"). Mr. Bradley was a co-founder of Advance Petroleum, Inc., a wholly-owned subsidiary of World Fuel, and has held various positions since its organization, most recently as President, since January 1988.


     EUGENE P. CONESE, JR. has been nominated and has agreed to become a director of the Company upon completion of this offering. Since November 1990, Mr. Conese, Jr. has served as President and Chief Operating Officer of Greenwich. Mr. Conese, Jr. served as Vice President of Greenwich from March 1989 to November 1990. Mr. Conese, Jr. has also served as a director of Greenwich since 1987.


     CELESTE A. LIPWORTH has served as the Company's General Counsel since November 1996. From 1993 to 1996, Ms. Lipworth was an associate at the law firm of Popham, Haik, Schnobrich & Kaufman, Ltd. From 1991 to 1992, Ms. Lipworth was an associate at the law firm of Crowell & Moring.


     TERENCE T. SULLIVAN has served as the Company's Vice President, Director of Finance since July 1997. From June 1994 to July 1997, Mr. Sullivan served as Controller of the Company. From May 1993 to May 1994, Mr. Sullivan served as Controller of Aeromar. From September 1991 to May 1993, Mr. Sullivan served as Controller of Miami Aircraft Support, Inc., a ground support services company. From August 1988 to August 1991, Mr. Sullivan served as Controller and was a partner of International Futures Strategists, an investment brokerage company. From April 1984 to July 1988, Mr. Sullivan was an accountant with the firm of Samuels & Company.


     NANCI ADELS has served as the Company's Vice President, Director of Sales since July 1996. From 1991 to 1996, Ms. Adels served as Regional Manager for the Company's S.W. Region in Houston, Texas. From 1980 to 1987, Ms. Adels held various positions at British Caledonian Airways, an international passenger and cargo airline company, and most recently served as Cargo Sales Manager.


     HUGH P. NASH has served as the Company's Vice President, Marketing and Sales since November 1994, and served as Vice President, Northeast Region of the Company from November 1993 to November 1994. Mr. Nash's experience in the air cargo industry includes: Regional Manager, Southwest United States of Stair Cargo Services/Intertrans Corp., a multinational forwarding company (1984-
1993); President of DCA, an airline general sales agency (1992-1994); Sales Manager, Cargo of British Caledonian Airways (1980-1982); various positions, including Agency Administrator, North America and Director, National Accounts, with MSAS, a multinational air and ocean forwarding company (1971-1980); and various positions, including International Sales Specialist/Eastern Region, with Emery Air Freight (1965-1971).


     ANTHONY D. PHILLIPS has served as the Company's Vice President, Interline and International Marketing since October 1994. Mr. Phillips' experience in the air cargo industry includes: General

Manager, North America of Belize Air International (1988-1994); various positions, including Director, Industry Affairs and Director, Reservations, with Northeastern International Airways (1983-1986); various positions, including Director, Caribbean and Director, European Operations, with Air Florida (1977-1983); Regional Sales Manager of Olympic Airways and Sabena World Belgian Airlines (1973-1977); and various positions, including Systems Trainer, with Pan American Airways.


     HECTOR M. PONTE has served as the Company's Vice President, Latin America since October 1994. Mr. Ponte's experience in the air cargo industry includes:
General Manager of Interamericana (1989-1994); Senior Vice President of Challenge Air Cargo and Vice President, Latin American of Challenge Air Transport (1983-1989); Vice President of Traffic of T.A.T. Airfreight Forwarders, a forwarding company (1982); North America Cargo Manager of Ecuatoriana Airlines (1978-1982); Station Manager and Sales Representative of T.A.T. Airfreight Forwarders, a forwarding company (1977-1978); Director of Services of Cono Sur Cargo Services (1976-1977); Cargo District Sales Manager of LACSA Airlines (1965-1975); and Cargo Agent Supervisor of Cargo Development, Inc. (1962-1965).


     CHARLES SOUTH has served as the Company's Director of Operations since September 1993 and as a Vice President of the Company since June 1997. Mr. South's experience in the airline industry includes: DC-8 Captain for Arrow Air (1988-1991); various positions, including Vice President of Operations, with Challenge Air International (1985-1987); and crew member for TACA International Airlines (1969-1985).


     DANIEL L. STEMEN has served as the Company's Director of ACMI Services since May 1997 and as Assistant Director of Operations since January 1995. From October 1992 until January 1995, Mr. Stemen served as the Manager of Flight Operations of the Company. Since 1993, Mr. Stemen has also been licensed as a DC-8 First Officer. From 1986 to 1992, Mr. Stemen served as a technical adviser and FAA Liaison for several small airlines operating out of MIA and from 1988 to 1992 he served as Vice President of Operations for Trans International Crew Leasing.


     Upon completion of this offering, the Board of Directors will be divided into three classes, and the directors will serve for staggered three-year terms, or until their successors have been elected and qualified. Mr. Pfleger will initially serve as a Class I director until the annual meeting of shareholders held in 1998, or until his successor is elected and qualified. Messrs. Bradley and Conese, Jr. will initially serve as a Class II director until the annual meeting of shareholders to be held in 1999, or until his successor is elected and qualified. Messrs. Frank and Barry Fine will initially serve as Class III directors until the annual meeting of shareholders to be held in 2000, or until their respective successors have been elected and qualified. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the director or directors of the same class whose terms are then expiring. To the extent there is an increase in the number of directors, additional directorships resulting therefrom will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal numbers of directors.


     Officers of the Company serve at the pleasure of the Board of Directors. Except as noted above, there are no family relationships among any of the Company's executive officers and directors.


COMMITTEES OF THE BOARD OF DIRECTORS


     The Board of Directors intends to establish, after the completion of this offering, an Audit Committee which will be composed of non-employee directors. The Audit Committee will be responsible for reviewing audit functions, including accounting and financial reporting practices of the Company, the adequacy of the Company's system of internal accounting control, the quality and integrity of the Company's financial statements and relations with independent auditors. The Company also plans to establish, after the completion of this offering a Compensation Committee, which will be responsible for establishing the compensation of the Company's directors, officers and employees, including salaries, bonuses, commission and benefit plans, administering the Company's stock plans and other matters relating to compensation.

DIRECTOR COMPENSATION

     The Company will reimburse its directors for out-of-pocket expenses incurred in connection with their rendering of services as directors. Non-employee directors will receive an annual director's fee of $10,000 and will be eligible to receive options under the Incentive Plan. See "--Stock Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to this offering, the Board of Directors, which consisted of J. Frank Fine and Barry H. Fine, has made all determinations with respect to executive officer compensation.

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION TABLE. The following table sets forth all compensation awarded to, earned by or for services rendered to the Company in all capacities during the year ended December 31, 1996 by the Company's Chairman and Chief Executive Officer (the "Named Officers"). In 1996, there was no other executive officer whose salary and bonus exceeded $100,000.

                                                             ANNUAL COMPENSATION
                                                  -----------------------------------------
                                                                            OTHER ANNUAL        ALL OTHER
NAME AND PRINCIPAL POSITION                         SALARY(1)     BONUS    COMPENSATION(2)    COMPENSATION
-----------------------------------------------   -----------   -------    ---------------    ------------
J. Frank Fine,
 Chairman of the Board    .....................     $ 85,800      $--          $15,300             $--

Barry H. Fine,
 President and Chief Executive Officer   ......      153,500       --           14,600              --

----------------
(1) Does not include cash dividends paid by the S Companies to the Named Officers of which approximately $550,250 for J. Frank Fine and approximately $58,400 for Barry H. Fine was in excess of amounts of funds required to pay tax obligations for the S Companies' income. See "Dividend Policy and Prior S Corporation Status" and "Certain Transaction." Following this offering, Messrs. Frank and Barry Fine will each receive an annual salary of $250,000.

(2) Represents amounts related to the Named Officers' personal use of Company automobiles and a portion of the premiums for health insurance provided to the Named Officers.

     STOCK OPTION GRANTS AND EXERCISES. No stock options were granted to or exercised by the Named Officers during 1996. Neither of the Named Officers held any stock options at December 31, 1996.

EMPLOYMENT AGREEMENTS

     Effective July 7, 1997, the Company entered into a three-year employment agreement with Orlando M. Machado, pursuant to which he will serve as Chief Financial Officer. Mr. Machado will receive an annual base salary of $150,000 and such bonuses as may be awarded from time to time in the discretion of the Board or any compensation committee thereof. In addition, simultaneously with this offering, the Company will grant to Mr. Machado pursuant to the Incentive Plan (i) an award of that number of shares of Common Stock equal to $150,000 divided by the initial public offering price per share and (ii) options to purchase 75,000 shares of Common Stock, which options will vest over a three-year period and be exerciseable at the initial public offering price. If the agreement is terminated prior to the expiration of the term other than by reason of death, Disability (as defined) or Cause (as defined), or by him for Good Reason (generally defined as the diminution of his duties or other breach by the Company of the agreement), Mr. Machado (or his estate or beneficiaries) will receive, in addition to accrued salary and other benefits to which he may be entitled, his base salary for a period of two years following such termination. The agreement prohibits Mr. Machado from competing with the Company during the term of the agreement and for a period of one year after termination of his employment, other than a termination by him for Good Reason or a termination by the Company without Cause.

STOCK PLANS


     INCENTIVE PLAN. The Company has adopted, effective upon the commencement of this offering, the Incentive Plan, which is designed to assist the Company in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors and independent contractors (collectively, the "Participants") by enabling the Participants to acquire or increase a proprietary interest in the Company, as well as providing the Participants with annual and long term performance incentives to expend their maximum efforts in the creation of shareholder value. Pursuant to the Incentive Plan, the Company may grant Participants stock options, stock appreciation rights, restricted stock, deferred stock, other stock-related awards and performance or annual incentive awards that may be settled in cash, stock or other property (collectively, "Awards"). A committee comprised of at least two non-employee directors (the "Committee"), or in the absence thereof the Board of Directors, administers and interprets the Incentive Plan and is authorized to grant Awards to all eligible Participants.


     The total number of shares of Common Stock that may be subject to the granting of Awards under the Incentive Plan shall be equal to: (i) 1,250,000 shares, plus (ii) the number of shares with respect to Awards previously granted under the Incentive Plan that terminate without being exercised or expire, are forfeited or canceled, and the number of shares of Common Stock that are surrendered in payment of any Awards or any tax withholding requirements. No Awards have been granted under the Incentive Plan. However, simultaneously with this offering, the Company intends grant to certain officers and other key employees options to purchase an aggregate of 485,700 shares of Common Stock, exercisable at the initial public offering price. In addition, simultaneously with this offering the Company will issue 10,345 shares of Common Stock to an executive officer. See "--Employment Agreements."


     The following is a description of the types of Awards that may be granted under the Incentive Plan:


     STOCK OPTIONS AND STOCK APPRECIATION RIGHTS. The Committee is authorized to grant stock options, including incentive and non-qualified stock options, and stock appreciation rights ("SARs") entitling the Participant to receive the amount by which the fair market value of a share of Common Stock on the date of exercise exceeds the grant price of the SAR. The exercise price per share subject to an option and the grant price of an SAR are determined by the Committee, but must not be less than the fair market value of a share of Common Stock on the date of grant. Each option is exercisable after the period or periods specified in the related option agreement, but no option may be exercisable after the expiration of ten years from the date of grant. Options granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company must have an exercise price of at least 110% of the fair market value of the Common Stock on the date of grant and a term of no more than five years. Options may be exercised by payment of the exercise price in cash, shares of Common Stock, outstanding Awards or other property having a fair market value equal to the exercise price, as the Committee may determine from time to time.


     RESTRICTED AND DEFERRED STOCK. The Committee is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of Common Stock which may not be sold or disposed of, and which may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period specified by the Committee. A Participant granted restricted stock generally has all the rights of a shareholder of the Company, unless otherwise determined by the Committee. An Award of deferred stock confers upon the Participant the right to receive shares of Common Stock at the end of a specified deferral period, subject to possible forfeiture of the Award in the event of certain terminations of employment prior to the end of a specified restricted period. Prior to settlement, an Award of deferred stock carries no voting or dividend rights. The restricted or deferral period for restricted stock or deferred stock Awards may not be less than three years unless the Award is subject to performance conditions, in which case the period will not be less than one year.

     BONUS STOCK AND AWARDS IN LIEU OF CASH OBLIGATIONS. The Committee is authorized to grant shares of Common Stock as a bonus, free of restrictions, or to grant shares of Common Stock or other Awards in lieu of cash under the Incentive Plan, subject to such terms as the Committee may specify.


     OTHER STOCK-BASED AWARDS. The Committee is authorized to grant Awards denominated or payable in, valued by reference to, or otherwise based on or related to shares of Common Stock. Such Awards might include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of Common Stock, purchase rights for shares of Common Stock, Awards with value and payment contingent upon performance by the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of shares of Common Stock or the value of securities of or the performance of specified subsidiaries or business units. The Committee determines the terms and conditions of such Awards.


     The right of a Participant to exercise or receive a grant or settlement of an Award, and the timing thereof, may be subject to such performance conditions (including subjective individual goals) as may be specified by the Committee. In addition, the Incentive Plan authorizes specific annual incentive Awards, which represent a conditional right to receive cash, shares of Common Stock or other Awards upon achievement of certain pre-established performance goals and subjective individual goals during a specified fiscal year.


     Awards may be settled in the form of cash, shares of Common Stock, other Awards or other property in the discretion of the Committee. The Committee may condition any payment relating to an Award on the withholding of taxes and may provide that a portion of any shares of Common Stock or other property to be distributed will be withheld (or previously acquired shares of Common Stock or other property surrendered by the Participant) to satisfy withholding and other tax obligations. Awards granted under the Incentive Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the Participant's death, except that the Committee may, in its discretion, permit transfers for estate planning or other purposes subject to any applicable restrictions.


     The Incentive Plan also provides that each non-employee director will automatically receive (i) on the date of his or her appointment as a director, an option to purchase 10,000 shares of Common Stock and (ii) thereafter, on the date of each annual meeting of shareholders, an option to purchase 2,000 shares of Common Stock. Such options have a term of 10 years and become exercisable at the rate of 25% per year, commencing on the first anniversary of the date of grant; provided, that the options shall be fully exercisable in the event that, while serving as a director, the non-employee director dies, or suffers a "disability" or "retires" (within the meaning of such terms as defined in the Incentive Plan). The per share exercise price of options granted to non-employee directors will be equal to the fair market value of a share of Common Stock on the date such option is granted. Unless otherwise extended in the sole discretion of the Compensation Committee, the unexercised portion of any formula option grant will become null and void (i) three months after the date on which the non-employee director ceases to be a director for any reason other than the non-employee director's willful misconduct or negligence, disability, death or retirement, (ii) immediately in the event of the non-employee director's willful misconduct or negligence, (iii) at the expiration of its original term if the non-employee ceases to be a director by reason or his or her retirement, or (iv) one year after the non-employee director ceases to be a director by reason of his disability or death.


     STOCK PURCHASE PLAN. The Company has reserved for issuance 250,000 shares of Common Stock under the Stock Purchase Plan, which will become effective upon commencement of this offering. All eligible employees (as defined therein), other than holders of stock or options to purchase 5% or more of the Company's Common Stock, employed by the Company from time to time may elect to participate in the Stock Purchase Plan. Under the Stock Purchase Plan, participants are granted a purchase right to acquire shares of Common Stock at semi-annual intervals, during 12 month offering periods, the first of which will commence on the date of this Prospectus and end on June 30, 1998. The purchase price for the shares under the Stock Purchase Plan will be paid by the employee through periodic payroll deductions and/or lump sum payments not to exceed 25% of the participant's total annual compensation. The purchase price per share will be equal to 85% of the lower of
(i) the fair market value of the Common Stock at the beginning of the offering period (which, in the case of the first offering period, would equal the initial public offering price of the Common Stock) or, if greater, the fair market value of the Common Stock on the date the participant enrolls in the Stock Purchase Plan, or (ii) the fair market value per share of the Common Stock on the purchase date. In no event may a participant purchase more than $25,000 of Common Stock pursuant to the Stock Purchase Plan in any calendar year.


                              CERTAIN TRANSACTIONS


     J. Frank Fine, the Company's Chairman, and Barry H. Fine, the Company's President and Chief Executive Officer (collectively, the "Principal Shareholders"), each own 50% of the capital stock of the Company and Agro Air. Immediately prior to this offering, each of the Principal Shareholders will contribute his interest in Agro Air to the Company, and Agro Air will become a wholly owned subsidiary of the Company. The Principal Shareholders will receive no additional consideration for contributing their interests in Agro Air to the Company.


     The S Companies have been subject to taxation under Subchapter S of the Code and comparable provisions of state income tax laws. As a result, the net income of the S Companies, for federal and certain state income tax purposes, was reported by and taxable directly to the S Companies' shareholders during that time rather than to the S Companies. The S Companies historically have paid cash dividends to their shareholders in amounts at least sufficient to provide them funds for tax obligations payable by them on account of the S Companies' income. During 1994, 1995 and 1996 and the three months ended March 31, 1997, the S Companies made aggregate cash distributions to their shareholders of $845,032, $1,248,655, $1,110,091 and $324,137, respectively. In connection with their conversion from S corporation to C corporation status, which will occur immediately prior to completion of this offering, the S Companies will effect the S Corporation Distributions. See "Dividend Policy and Prior S Corporation Status." Messrs. Frank and Barry Fine received 73% and 27%, respectively, of the aggregate cash distributions made by the S Companies during 1994, 1995, 1996 and the three months ended March 31, 1997, and will each receive 50% of the S Corporation Distributions. In addition, prior to this offering, Agro Air will assign to its shareholders the right to receive the proceeds of a $2.5 million judgment, plus interest, entered in the Company's favor in January 1995 in a lawsuit brought against an insurance company for breach of contract and fraud. The award of damages and pre- and post-judgment interest is currently being appealed by the defendant insurance company, and there is no assurance that the Company will ultimately prevail in the lawsuit.


     In connection with the conversion of the S Companies' tax status, each of the S Companies will enter into a Tax Indemnification Agreement with the Principal Shareholders. Pursuant to these agreements, the Company will indemnify the Principal Shareholders for the amount of any additional taxes, interest, penalties or additions to taxes paid by them as a result of any adjustments to the S Companies' taxable income prior to the conversion date. The Company will also indemnify the Principal Shareholders for any taxes incurred by them on account of the receipt of the foregoing indemnity payments.



     In December 1996, the Company purchased a cargo aircraft from Frank Fine Company, a corporation owned by J. Frank Fine. The purchase price was $2,859,000 consisting of (i) forgiveness of accounts receivable from Frank Fine Company, related to an overhaul performed on the aircraft, in the amount of $1,700,000, (ii) forgiveness of loans and advances to Mr. Fine of $481,000 and (iii) forgiveness of loans, interest receivable and accounts receivable from parties related to Mr. Fine of $678,000.


     The Principal Shareholders own 30% of the capital stock of Quiet Nacelle Corporation ("QNC") and 100% of the capital stock of Quiet Technology, Inc. ("QTI") and Quiet Technology DC-8, Inc.

("QTD"). Quiet Technology Venture, Limited ("QTV, Ltd."), a partnership engaged in the development of hushkits for DC-8-50 series and DC-8-61 aircraft (the aircraft used by the Company), in which (i) QTD is the general partner and has a 1% interest, (ii) QTI is a limited partner and has a priority return on capital and 94.83% interest and (iii) QNC is a limited partner and has a 4.16% interest. During 1996 and the three months ended March 31, 1997, the Company performed approximately $1,886,000 and $300,000 of services for QTV, Ltd. The Company's services consisted of supplying parts and labor to build and test prototype hushkit components in support of QTV, Ltd.'s research and development efforts. At December 31, 1996 and March 31, 1997, the balances of Company's accounts receivable due from QTV, Ltd. were approximately $1,886,000 and $734,000, respectively. QTV, Ltd.'s hushkit received a Supplemental Type Certificate for its hushkits on June 30, 1997 and the Company intends to purchase hushkits for its 15 DC-8 aircraft from QTV, Ltd. The purchase price for these hushkits will be (i) for the first 10 hushkits, QTV, Ltd.'s cost plus $125,000 and (ii) for the next 5 hushkits, QTV, Ltd.'s cost. The Company has paid QTV, Ltd. a non-refundable $750,000 deposit. Management estimates that the cost of such hushkits will be approximately $1.6 million per aircraft, which management believes will be significantly lower than the cost of other hushkits available in the market.


     The Company purchased $7,927,000, $10,713,000, $18,974,000 and $4,970,000
of fuel from World Fuel in 1994, 1995, 1996 and the three months ended March 31, 1997, respectively. Phillip S. Bradley, a director nominee, is a director of World Fuel and President of Advance Petroleum, Inc., a wholly-owned subsidiary of World Fuel. Management believes that the terms of its purchases from World Fuel have been, and will continue to be, on a market basis.


     The Company purchased $152,930, $44,733, $56,934 and $16,711 of engine parts from Greenwich in 1994, 1995, 1996 and for the three months ended March 31, 1997, respectively. Eugene P. Conese, Jr., a director nominee, is the President, Chief Operating Officer and a director of Greenwich. Management believes that the terms of its purchases from Greenwich have been, and will continue to be, on a market basis.


     Management believes that the terms of the Company's transactions with Frank Fine Company, QTV Ltd., World Fuel and Greenwich were at least as favorable to the Company as those that could have been obtained from unaffiliated third parties. In the future, any transactions with executive officers, directors and holders of more than 5% of the Common Stock will be approved by a majority of the Board of Directors, including a majority of the disinterested members of the Board of Directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth information as of the date of this Prospectus concerning the beneficial ownership of the Common Stock and as adjusted to give effect to this offering by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of the Company's executive officers, directors and director nominees who owns any Common Stock and (iii) all executive officers and directors of the Company as a group. All holders listed below have sole voting power and investment power over the shares beneficially owned by them, except to the extent such power may be shared with such person's spouse.



                                              SHARES BENEFICIALLY                       SHARES TO BE BENEFICIALLY
                                            OWNED PRIOR TO OFFERING                      OWNED AFTER OFFERING(2)
                                            ------------------------    SHARES       -------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER(1)      NUMBER        PERCENT     OFFERED            NUMBER            PERCENT
-----------------------------------------   ------------   ---------   -----------   --------------------   --------
J. Frank Fine    ........................    7,000,000        50.0%      550,000           6,450,000         30.1%
Barry H. Fine    ........................    7,000,000        50.0%      550,000           6,450,000         30.1%
All executive officers and directors
 as a group (7 persons)   ...............   14,000,000       100.0%    1,100,000          12,910,345(3)      60.3%

----------------
(1) The address of each person listed is c/o Fine Air Services, Inc., 2261 N.W. 67th Avenue, Bldg. 700, Miami, Florida 33152.

(2) Assumes that the Underwriters' over-allotment option is not exercised.

(3) Includes 10,345 shares of Common Stock to be issued to an executive officer of the Company simultaneously with this offering. See
    "Management--Employment Agreements."

                          DESCRIPTION OF CAPITAL STOCK


GENERAL


     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.01 par value and 10,000,000 shares of preferred stock, $.01 par value. As of the date hereof, there were 14,000,000 shares of Common Stock outstanding and no shares of preferred stock outstanding.


COMMON STOCK


     Except as set forth under "--Limitation on Voting by Foreign Owners," the holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. Holders of Common Stock have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.


PREFERRED STOCK


     The Board of Directors has the authority without further action by the stockholders to issue up to 10,000,000 shares of preferred stock in one or more series. The Board of Directors is authorized to establish from time to time the number of shares to be included in and the designation of, any such series, to determine or alter the rights, preferences, privileges and restrictions thereof without further action by the shareholders. The Board of Directors of the Company has not designated any series of preferred stock. Satisfaction of any dividend preferences of outstanding preferred stock, if any, would reduce the amount of funds available for the payment of dividends on Common Stock. Also, the holders of preferred stock, if any, would normally be entitled to receive a preference payment in the event of any liquidation or other dissolution or winding up of the Company before any payment is made to the holders of Common Stock. In addition, any outstanding shares of preferred stock having conversion rights would potentially increase the number of shares of Common Stock outstanding.


LIMITATION ON VOTING BY FOREIGN OWNERS


     The Articles provide that at no time shall more than 25% of the voting interest of the Company (the "Permitted Percentage") be owned or controlled by persons who are not citizens of the United States ("Non-citizens"). In the event that Non-citizens shall own or have voting control over any shares of common stock of the Company (i) the voting rights of such persons shall be subject to automatic suspension to the extent required to ensure that the Company is in compliance with applicable provisions of law and regulations relating to ownership and control of a U.S. carrier and (ii) the Company may, in its sole discretion, redeem any outstanding shares of stock which are owned in violation of the Articles. In addition, the Company's president and at least two-thirds of the members of its Board of Directors and other managing officers shall be U.S. citizens.


     The Company's Bylaws provide that no shares of capital stock may be voted by or at the direction of Foreigners, unless such shares are registered on a separate stock record (the "Foreign Stock Record"). The Bylaws further provide that no shares will be registered on the Foreign Stock Record if the amount so registered would exceed the Permitted Percentage. The shares shall be registered on the Foreign Stock Record on the date such shares are registered. In the event the Company determines that the shares registered on its Foreign Stock Record exceeds the Permitted Percentage, shares shall be removed in reverse chronological order until the number of shares on its Foreign Stock Record no longer exceed the Permitted Percentage.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF FLORIDA LAW AND THE COMPANY'S ARTICLES AND BYLAWS


     The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of such provisions in its articles of incorporation or bylaws. The Company is subject to the "affiliated transactions" and "control-share acquisition" provisions of the Florida Business Corporation Act (the "FBCA"). These provisions require, subject to certain exceptions, that an "affiliated transaction" be approved by the holders of two-thirds of the voting shares other than those beneficially owned by an "interested shareholder" or by a majority of disinterested directors and that voting rights be conferred on "control shares" acquired in specified control share acquisitions generally only to the extent conferred by resolution approval by the shareholders, excluding holders of shares defined as "interested shares." These provisions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.


     In addition, certain provisions of the Articles and Bylaws, which will be in effect upon commencement of this offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.


     CLASSIFIED BOARD OF DIRECTORS. The Board of Directors will be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. These provisions, when coupled with the provision of the Articles authorizing only the Board of Directors to fill vacant directorships or increase the size of the Board, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.


     SHAREHOLDER ACTION; SPECIAL MEETING OF SHAREHOLDERS. The Articles provide that shareholders may not take action by written consent, but only at duly called annual or special meetings of shareholders. The Articles further provide that special meetings of shareholders of the Company be called only by the Chairman of the Board of Directors, a majority of the Board of Directors or the President of the Company.


     ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company, not less than 120 days nor more than 150 days prior to the first anniversary of the date of the Company's notice of annual meeting provided with respect to the previous year's annual meeting; provided, that if no annual meeting was held in the previous year or the date of the annual meeting has been changed to be more than 30 calendar days earlier than or 60 calendar days after such anniversary, notice by the stockholder, to be timely, must be so received not more than 90 days nor later than the later of (i) 60 days prior to the annual meeting or (ii) the close of business on the 10th day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever first occurs. The Bylaws also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude shareholders from bringing matters before the shareholders at an annual meeting or from making nominations for directors at an annual meeting.


     AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of Common Stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company's management.


     The FBCA provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's articles of incorporation or bylaws, unless a corporation's articles of incorporation or bylaws, as the case may be, requires a greater percentage.


     The Articles requires the affirmative vote of the holders of at least 80% of the combined voting power of the outstanding shares of capital stock of the Company entitled to vote for the election of directors to amend or repeal any of the foregoing Articles provisions. Such 80% shareholder vote is also required to amend or repeal any of the foregoing Bylaws provisions, although such Bylaws provisions may also be amended or repealed by a majority vote of the entire Board of Directors. Such 80% shareholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.


LIMITED LIABILITY AND INDEMNIFICATION


     Under the FBCA, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act unless (i) the director breached or failed to perform his duties as a director and (ii) a director's breach of, or failure to perform, those duties constitutes (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (3) a circumstance under which an unlawful distribution is made, (4) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct, or (5) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the FBCA.


     The Articles and Bylaws of the Company provide that the Company shall, to the fullest extent permitted by applicable law, as amended from time to time, indemnify all directors of the Company, as well as any officers or employees of the Company to whom the Company has agreed to grant indemnification. The Company has also entered into an agreement with each of its directors and certain of its officers wherein it has agreed to indemnify each of them to the fullest extent permitted by law.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, the Company will have outstanding 21,410,345 shares of Common Stock. All of the 8,500,000 shares sold in this offering are freely tradeable in the public market unless acquired by an affiliate of the Company. The remaining 12,910,345 shares outstanding upon completion of this offering will be "restricted securities" as that term is defined under Rule 144 ("Rule 144") promulgated under the Securities Act, and will be eligible for sale in the public market upon completion of this offering in compliance with Rule 144, subject to the agreement with the Representatives described below.


     All directors and executive officers and the Selling Shareholders have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the closing of this offering (the "Lockup Period") without the prior written consent of Alex. Brown & Sons Incorporated. Upon expiration of the Lockup Period, the shares held by such persons will be eligible for sale in the public market pursuant to Rule 144.


     In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of acquisition of restricted shares from the Company or any "affiliate" of the Company, as that term is defined under the Securities Act, the acquiror or subsequent holder is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 214,000 shares immediately after this offering) or the average weekly trading volume of the Company's Common Stock on all exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain manner of sales provisions, notice requirements and the availability of current public information about the Company. If two years have elapsed since the later of the date of acquisition of restricted shares from the Company or from any affiliate of the Company, and the acquiror or subsequent holder thereof is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person would be entitled to sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.


     The Company is unable to predict the effect that sales of Common Stock made under Rule 144, pursuant to future registration statements or otherwise, may have on any then prevailing market price for shares of the Common Stock. Nevertheless, sales of a substantial amount of the Common Stock in the public market, or the perception that such sales could occur, could materially adversely affect the market price of the Common Stock as well as the Company's ability to raise additional capital through the sale of its equity securities.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Bear, Stearns & Co. Inc. and Dillon, Read & Co. Inc., have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.



UNDERWRITERS                                                  NUMBER OF SHARES
-----------------------------------------------------------   -----------------
Alex. Brown & Sons Incorporated ...........................       1,694,000
Bear, Stearns & Co. Inc.  .................................       1,693,000
Dillon, Read & Co. Inc.   .................................       1,693,000
ABN AMRO Chicago Corporation ..............................         180,000
Credit Suisse First Boston Corporation   ..................         180,000
Donaldson, Lufkin & Jenrette Securities Corporation  ......         180,000
A.G. Edwards & Sons, Inc. .................................         180,000
Goldman, Sachs & Co.   ....................................         180,000
Lehman Brothers Inc.   ....................................         180,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated   ......         180,000
Morgan Stanley & Co. Incorporated  ........................         180,000
Natwest Securities Limited   ..............................         180,000
Prudential Securities Incorporated ........................         180,000
Robertson, Stephens & Company LLC  ........................         180,000
Schroder & Co. Inc. .......................................         180,000
Smith Barney Inc.   .......................................         180,000
William Blair & Company, L.L.C. ...........................         120,000
Everen Securities, Inc.   .................................         120,000
Allen C. Ewing & Co.   ....................................         120,000
Gerard Klauer Mattison & Co., Inc. ........................         120,000
Hoefer & Arnett, Inc.  ....................................         120,000
Morgan Keegan & Company, Inc.   ...........................         120,000
Ragen Mackenzie Incorporated ..............................         120,000
Scott & Stringfellow, Inc.   ..............................         120,000
Stephens Inc. .............................................         120,000
                                                                  ----------
  Total ...................................................       8,500,000
                                                                  ==========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of Common Stock offered hereby, if any of such shares are purchased.


     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.58 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After commencement of the initial public offering, the offering price and other selling terms may be changed by the Representatives.


     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 1,275,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 8,500,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The

Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 8,500,000 shares are being offered.


     To facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with the offering, thereby creating a short position in the Underwriters' syndicate account. Additionally, to cover such over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. Any of these activities may maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The Representatives, on behalf of the syndicate of Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer, if the syndicate repurchases shares distributed by that Underwriter or dealer.


     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.


     The Company has agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus, except upon exercise of options granted under the Incentive Plan or the Stock Purchase Plan, without the prior written consent of Alex. Brown & Sons Incorporated. The Selling Shareholders and the directors and officers of the Company have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. See "Shares Eligible for Future Sale."


     The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.


     Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock has been determined by negotiation among the Company, the Selling Shareholders and the Representatives. Among the factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives believed to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.


                                 LEGAL MATTERS


     The validity of the Common Stock offered hereby will be passed upon for the Company by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., Miami, Florida. Certain legal matters relating to the offering will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.


                                    EXPERTS


     The combined balance sheets as of December 31, 1995 and 1996 and the combined statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 (including all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Information concerning the Company may also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS



                                                              PAGE
                                                              -----
Report of Independent Accountants    ........................ F-2

Combined Balance Sheets
 as of December 31, 1995 and 1996 and March 31, 1997   ...... F-3

Combined Statements of Operations
 for the Years Ended December 31, 1994, 1995 and 1996 and
 the Three Months Ended March 31, 1996 and 1997  ............ F-4

Combined Statements of Changes in Stockholders' Equity
 for the Years Ended December 31, 1994, 1995 and 1996 and
 the Three Months Ended March 31, 1997  ..................... F-5

Combined Statements of Cash Flows
 for the Years Ended December 31, 1994, 1995 and 1996 and
 the Three Months Ended March 31, 1996 and 1997  ............ F-6

Notes to Combined Financial Statements  ..................... F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders and Directors of
Fine Air Services, Inc.


We have audited the accompanying combined balance sheets of Fine Air Services, Inc., and combined affiliate as of December 31, 1995 and 1996 and the related combined statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Fine Air Services, Inc. and combined affiliate as of December 31, 1995 and 1996, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in comformity with generally accepted accounting principles.



Coopers & Lybrand, L.L.P.


Miami, Florida
February 28, 1997

                FINE AIR SERVICES, INC. AND COMBINED AFFILIATE
                            COMBINED BALANCE SHEETS


                                                                            DECEMBER 31,
                                                                 -----------------------------------
                                                                       1995              1996
                                                                 ----------------- -----------------
                            ASSETS
Current assets:
 Cash and cash equivalents  .................................... $      441,592    $      972,058
 Restricted cash   .............................................        141,283           181,673
 Investment securities   .......................................        288,997           224,668
 Accounts receivable, net of allowance for losses of
  $1,045,000, $1,309,000 and $1,528,000, respectively  .........     19,699,200        24,403,818
 Engines held for sale   .......................................      1,570,642                --
 Expendable parts  .............................................        751,738           781,498
 Loans receivable, current portion   ...........................        217,667                --
 Deferred tax asset   ..........................................             --                --
 Prepaid expenses and other current assets    ..................        368,586           747,278
                                                                 ---------------   ---------------
    Total current assets    ....................................     23,479,705        27,310,993
                                                                 ---------------   ---------------
Property and equipment:
 Flight equipment  .............................................     46,372,150        58,977,975
 Other    ......................................................      2,931,327         5,062,243
                                                                 ---------------   ---------------
                                                                     49,303,477        64,040,218
 Less accumulated depreciation    ..............................    (16,889,328)      (26,230,950)
                                                                 ---------------   ---------------
 Net property and equipment    .................................     32,414,149        37,809,268
                                                                 ---------------   ---------------
Other assets:
 Loans receivable, less current portion    .....................        314,238                --
 Deposits and other assets  ....................................        817,518           766,057
                                                                 ---------------   ---------------
    Total assets   ............................................. $   57,025,610    $   65,886,318
                                                                 ===============   ===============
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Line of credit    ............................................. $      600,000    $      700,000
 Current portion of long-term debt   ...........................      1,871,545         1,334,369
 Distribution payable to S Corporation stockholders ............             --                --
 Accounts payable  .............................................      8,658,351         6,634,586
 Interest payable  .............................................        934,954           666,775
 Accrued expenses  .............................................      1,679,932         2,197,639
                                                                 ---------------   ---------------
    Total current liabilities  .................................     13,744,782        11,533,369
Long-term debt, less current portion    ........................     10,657,140         9,322,770
Deferred income taxes ..........................................             --                --
                                                                 ---------------   ---------------
    Total liabilities    .......................................     24,401,922        20,856,139
                                                                 ---------------   ---------------
Commitments and contingencies (Notes 10, 12 and 13)
Stockholders' equity:
 Common stock of Fine Air Services, Inc., $1 par value:
  4,000 shares authorized, 1,000 shares issued and
  outstanding   ................................................          1,000             1,000
 Common stock of Agro Air Associates, Inc., $1 par
  value; 4,000 shares authorized, 1,500 shares issued and
  outstanding   ................................................          1,500             1,500
 Additional paid-in capital ....................................             --                --
 Retained earnings    ..........................................     33,134,016        45,052,196
 Net unrealized holding losses on investment securities   ......        (31,731)          (24,517)
 Loans and advances to stockholders  ...........................       (481,097)               --
                                                                 ---------------   ---------------
    Total stockholders' equity    ..............................     32,623,688        45,030,179
                                                                 ---------------   ---------------
    Total liabilities and stockholders' equity   ............... $   57,025,610    $   65,886,318
                                                                 ===============   ===============



                                                                           MARCH 31, 1997
                                                                 -----------------------------------
                                                                                      PRO FORMA
                                                                      ACTUAL          (NOTE 14)
                                                                 ----------------- -----------------
                            ASSETS                                           (UNAUDITED)
Current assets:
 Cash and cash equivalents  .................................... $    4,831,314    $           --
 Restricted cash   .............................................        181,673           181,673
 Investment securities   .......................................        141,608           141,608
 Accounts receivable, net of allowance for losses of
  $1,045,000, $1,309,000 and $1,528,000, respectively  .........     19,415,793        19,415,793
 Engines held for sale   .......................................             --                --
 Expendable parts  .............................................        722,623           722,623
 Loans receivable, current portion   ...........................             --                --
 Deferred tax asset   ..........................................             --           489,000
 Prepaid expenses and other current assets    ..................        264,808           264,808
                                                                 ---------------   ---------------
    Total current assets    ....................................     25,557,819        21,215,505
                                                                 ---------------   ---------------
Property and equipment:
 Flight equipment  .............................................     61,261,441        61,261,441
 Other    ......................................................      6,878,101         6,878,101
                                                                 ---------------   ---------------
                                                                     68,139,542        68,139,542
 Less accumulated depreciation    ..............................    (29,067,151)      (29,067,151)
                                                                 ---------------   ---------------
 Net property and equipment    .................................     39,072,391        39,072,391
                                                                 ---------------   ---------------
Other assets:
 Loans receivable, less current portion    .....................             --                --
 Deposits and other assets  ....................................        711,092           711,092
                                                                 ---------------   ---------------
    Total assets   ............................................. $   65,341,302    $   60,998,988
                                                                 ===============   ===============
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Line of credit    ............................................. $           --    $           --
 Current portion of long-term debt   ...........................      1,428,494         1,428,494
 Distribution payable to S Corporation stockholders ............             --        19,668,686
 Accounts payable  .............................................      4,901,062         4,901,062
 Interest payable  .............................................         27,612            27,612
 Accrued expenses  .............................................      3,038,600         3,038,600
                                                                 ---------------   ---------------
    Total current liabilities  .................................      9,395,768        29,064,454
Long-term debt, less current portion    ........................      8,152,921         8,152,921
Deferred income taxes ..........................................             --         9,332,000
                                                                 ---------------   ---------------
    Total liabilities    .......................................     17,548,689        46,549,375
                                                                 ---------------   ---------------
Commitments and contingencies (Notes 10, 12 and 13)
Stockholders' equity:
 Common stock of Fine Air Services, Inc., $1 par value:
  4,000 shares authorized, 1,000 shares issued and
  outstanding   ................................................          1,000             1,000
 Common stock of Agro Air Associates, Inc., $1 par
  value; 4,000 shares authorized, 1,500 shares issued and
  outstanding   ................................................          1,500             1,500
 Additional paid-in capital ....................................             --        14,554,690
 Retained earnings    ..........................................     47,897,690                --
 Net unrealized holding losses on investment securities   ......       (107,577)         (107,577)
 Loans and advances to stockholders  ...........................             --                --
                                                                 ---------------   ---------------
    Total stockholders' equity    ..............................     47,792,613        14,449,613
                                                                 ---------------   ---------------
    Total liabilities and stockholders' equity   ............... $   65,341,302    $   60,998,988
                                                                 ===============   ===============

   The accompanying notes are an integral part of these financial statements.

                FINE AIR SERVICES, INC. AND COMBINED AFFILIATE
                       COMBINED STATEMENTS OF OPERATIONS



                                                                                                   THREE MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,                             MARCH 31,
                                     ----------------------------------------------------- -----------------------------------
                                           1994              1995               1996             1996               1997
                                     ----------------- ----------------- ----------------- ----------------- -----------------
                                                                                                       (UNAUDITED)
Revenues:
 Scheduled cargo services  .........  $  19,940,524     $  40,123,759     $   54,774,892    $  11,693,202     $   16,174,090
 ACMI services    ..................     44,419,970        35,340,514         35,519,906        5,429,774          9,125,902
 Repairs, training and other  ......        492,448           885,183          3,953,131        1,796,406            625,906
                                      -------------     -------------     --------------    -------------     --------------
  Total operating revenues    ......     64,852,942        76,349,456         94,247,929       18,919,382         25,925,898
                                      -------------     -------------     --------------    -------------     --------------
Operating expenses:
 Flying operations   ...............     19,944,329        25,971,028         36,609,604        7,879,340          9,467,104
 Aircraft and traffic servicing  ...      4,098,454         7,475,080          7,938,513        1,684,328          2,117,863
 Maintenance   .....................     12,723,493         8,340,343          9,894,441        1,682,871          2,888,609
 General and administrative   ......      8,746,253        11,481,798         14,110,869        3,506,128          3,994,253
 Selling    ........................      3,314,558         4,454,051          3,095,842          694,941          1,262,580
 Depreciation and amortization   .        3,886,679         6,923,711          9,390,396        2,166,299          2,846,571
                                      -------------     -------------     --------------    -------------     --------------
  Total operating expenses    ......     52,713,766        64,646,011         81,039,665       17,613,907         22,576,980
                                      -------------     -------------     --------------    -------------     --------------
  Operating income   ...............     12,139,176        11,703,445         13,208,264        1,305,475          3,348,918
                                      -------------     -------------     --------------    -------------     --------------
Other income (expense):
 Interest income  ..................         97,438            92,085             94,651           24,952             14,726
 Interest expense    ...............     (1,111,232)         (985,201)          (966,058)        (263,095)          (224,658)
 Gain on insurance settlement    ...      2,227,083                --                 --               --                 --
 Other   ...........................        845,908           227,293            691,414          397,988             30,645
                                      -------------     -------------     --------------    -------------     --------------
  Total other, net   ...............      2,059,197          (665,823)          (179,993)         159,845           (179,287)
                                      -------------     -------------     --------------    -------------     --------------
Net income  ........................  $  14,198,373     $  11,037,622     $   13,028,271    $   1,465,320     $    3,169,631
                                      =============     =============     ==============    =============     ==============
Pro Forma Data (unaudited)
 Note 14:
Net income per above ...............  $  14,198,373     $  11,037,622     $   13,028,271    $   1,465,320     $    3,169,631
Pro Forma provision for
 income taxes  .....................      5,404,000         4,220,000          4,970,000          551,000          1,193,000
                                      -------------     -------------     --------------    -------------     --------------
Pro Forma net income ...............  $   8,794,373     $   6,817,622     $    8,058,271    $     914,320     $    1,976,631
                                      =============     =============     ==============    =============     ==============
Pro Forma net income per
 common share  .....................                                      $         0.36                      $         0.09
                                                                          ==============                      ==============
Weighted average number of
 common shares outstanding .........                                          22,470,994                          22,470,994
                                                                          ==============                      ==============

   The accompanying notes are an integral part of these financial statements.

                FINE AIR SERVICES, INC. AND COMBINED AFFILIATE
             COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                         COMMON STOCK                      UNREALIZED HOLDING     LOANS AND
                                       -----------------    RETAINED         GAIN (LOSS) ON      ADVANCES TO
                                        SHARES   AMOUNT     EARNINGS     INVESTMENT SECURITIES   STOCKHOLDERS      TOTALS
                                       -------- -------- --------------- ----------------------- ------------- ---------------
Balances at December 31, 1993   ......   2,500    $2,500  $  9,991,708         $   23,806        $ (481,097)    $  9,536,917
Net income    ........................      --        --    14,198,373                 --                --       14,198,373
Distributions    .....................      --        --      (845,032)                --                --         (845,032)
Change in unrealized loss on
 investment securities    ............      --        --            --           (136,439)               --         (136,439)
                                        ------   -------  ------------         ----------        -----------    ------------
Balances at December 31, 1994   ......   2,500     2,500    23,345,049           (112,633)         (481,097)      22,753,819
Net income    ........................      --        --    11,037,622                 --                --       11,037,622
Distributions    .....................      --        --    (1,248,655)                --                --       (1,248,655)
Change in unrealized loss on
 investment securities    ............      --        --            --             80,902                --           80,902
                                        ------   -------  ------------         ----------        -----------    ------------
Balances at December 31, 1995   ......   2,500     2,500    33,134,016            (31,731)         (481,097)      32,623,688
Net income    ........................      --        --    13,028,271                 --                --       13,028,271
Distributions    .....................      --        --    (1,110,091)                --                --       (1,110,091)
Reimbursement of advances to
 stockholders    .....................      --        --            --                 --           481,097          481,097
Change in unrealized loss on
 investment securities    ............      --        --            --              7,214                --            7,214
                                        ------   -------  ------------         ----------        -----------    ------------
Balances at December 31, 1996   ......   2,500     2,500    45,052,196            (24,517)               --       45,030,179
Net income (unaudited)    ............      --        --     3,169,631                 --                --        3,169,631
Distributions (unaudited)    .........      --        --      (324,137)                --                --         (324,137)
Change in unrealized loss on
 investment securities (unaudited)   .      --        --            --            (83,060)               --          (83,060)
                                        ------   -------  ------------         ----------        -----------    ------------
Balances at March 31, 1997
 (unaudited)  ........................   2,500    $2,500  $ 47,897,690         $ (107,577)       $       --     $ 47,792,613
                                        ======   =======  ============         ==========        ===========    ============

   The accompanying notes are an integral part of these financial statements.

                FINE AIR SERVICES, INC. AND COMBINED AFFILIATE
                       COMBINED STATEMENTS OF CASH FLOWS



                                                                  YEARS ENDED DECEMBER 31,
                                                     --------------------------------------------------
                                                          1994             1995             1996
                                                     ---------------- ---------------- ----------------
Cash flows from operating activities:
 Net income  ....................................... $  14,198,373    $  11,037,622    $  13,028,271
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization   ..................     3,886,679        6,923,711        9,390,396
  Bad debt expense    ..............................       585,905          890,573           16,266
  Excess of insurance proceeds over net book
   value of assets destroyed   .....................    (2,227,083)              --               --
  Loss (gain) on disposal of property and
   equipment    ....................................       184,506               --         (668,116)
  (Gain) loss on sales of investment securities  ...       (14,801)              --           76,937
  Changes in operating assets and liabilities:
   Accounts receivable   ...........................    (7,369,618)      (3,734,503)      (4,746,594)
   Expendable parts   ..............................       398,858         (160,000)         (29,760)
   Prepaid expenses and other assets    ............      (491,540)        (349,251)        (472,519)
   Accounts payable   ..............................     4,159,034        2,028,654       (2,023,765)
   Interest payable   ..............................       422,506          387,901         (268,179)
   Accrued expenses   ..............................     1,340,200          243,643          517,707
                                                     --------------   --------------   --------------
   Total adjustments  ..............................       874,646        6,230,728        1,792,373
                                                     --------------   --------------   --------------
   Net cash provided by operating activities  ......    15,073,019       17,268,350       14,820,644
                                                     --------------   --------------   --------------
Cash flows from investing activities:
 Purchases of property and equipment    ............   (14,843,455)     (15,164,405)     (14,107,612)
 Proceeds from sale of property and equipment    ...            --               --        2,238,758
 Proceeds from insurance settlement  ...............     3,900,000               --               --
 Increase in restricted cash   .....................       (16,951)        (124,332)         (40,390)
 Purchases of investment securities  ...............      (139,558)              --         (146,128)
 Proceeds from sales of investment securities    ...       100,930               --          140,734
 Decrease (increase) in loans receivable   .........         4,654          (54,253)          25,000
                                                     --------------   --------------   --------------
   Net cash used in investing activities   .........   (10,994,380)     (15,342,990)     (11,889,638)
                                                     --------------   --------------   --------------
Cash flows from financing activities:
 Proceeds from long-term debt  .....................     1,000,000               --               --
 Principal payments on long-term debt   ............    (4,327,715)      (1,417,659)      (1,871,546)
 Proceeds from (payments on) line of credit   ......            --          600,000          100,000
 Distributions to stockholders    ..................      (845,032)      (1,248,655)      (1,110,091)
 Reimbursement of advances to stockholders    ......            --               --          481,097
                                                     --------------   --------------   --------------
   Net cash used in financing activities   .........    (4,172,747)      (2,066,314)      (2,400,540)
                                                     --------------   --------------   --------------
(Decrease) increase in cash and cash equivalents           (94,108)        (140,954)         530,466
Cash and cash equivalents, beginning of period   ...       676,654          582,546          441,592
                                                     --------------   --------------   --------------
Cash and cash equivalents, end of period   ......... $     582,546    $     441,592    $     972,058
                                                     ==============   ==============   ==============
Supplemental disclosures of cash flow information:
Cash paid during the period for interest   ......... $     688,706    $     597,300    $   1,234,237
                                                     ==============   ==============   ==============
Supplemental disclosures of non-cash investing
 activities (also see Note 12):
Increase (decrease) in unrealized holding gain or
 (loss) on available for sale investment securities  $     136,439    $     (80,902)   $      (7,214)
                                                     ==============   ==============   ==============



                                                            THREE MONTHS ENDED
                                                                MARCH 31,
                                                     --------------------------------
                                                          1996            1997
                                                     --------------- ----------------
                                                              (UNAUDITED)
Cash flows from operating activities:
 Net income  ....................................... $  1,465,320    $   3,169,631
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization   ..................    2,166,299        2,846,571
  Bad debt expense    ..............................           --          219,197
  Excess of insurance proceeds over net book
   value of assets destroyed   .....................           --               --
  Loss (gain) on disposal of property and
   equipment    ....................................     (364,988)          47,138
  (Gain) loss on sales of investment securities  ...           --               --
  Changes in operating assets and liabilities:
   Accounts receivable   ...........................    3,945,832        4,768,828
   Expendable parts   ..............................           --           58,875
   Prepaid expenses and other assets    ............      115,550          537,435
   Accounts payable   ..............................   (2,536,736)      (1,733,524)
   Interest payable   ..............................     (843,762)        (639,163)
   Accrued expenses   ..............................      234,613          840,961
                                                     -------------   --------------
   Total adjustments  ..............................    2,716,808        6,946,318
                                                     -------------   --------------
   Net cash provided by operating activities  ......    4,182,128       10,115,949
                                                     -------------   --------------
Cash flows from investing activities:
 Purchases of property and equipment    ............   (3,389,466)      (4,156,832)
 Proceeds from sale of property and equipment    ...    1,935,110               --
 Proceeds from insurance settlement  ...............           --               --
 Increase in restricted cash   .....................       (4,094)              --
 Purchases of investment securities  ...............           --               --
 Proceeds from sales of investment securities    ...           --               --
 Decrease (increase) in loans receivable   .........          815               --
                                                     -------------   --------------
   Net cash used in investing activities   .........   (1,457,635)      (4,156,832)
                                                     -------------   --------------
Cash flows from financing activities:
 Proceeds from long-term debt  .....................           --               --
 Principal payments on long-term debt   ............   (1,630,945)      (1,075,724)
 Proceeds from (payments on) line of credit   ......     (600,000)        (700,000)
 Distributions to stockholders    ..................     (302,816)        (324,137)
 Reimbursement of advances to stockholders    ......           --               --
                                                     -------------   --------------
   Net cash used in financing activities   .........   (2,533,761)      (2,099,861)
                                                     -------------   --------------
(Decrease) increase in cash and cash equivalents          190,732        3,859,256
Cash and cash equivalents, beginning of period   ...      441,592          972,058
                                                     -------------   --------------
Cash and cash equivalents, end of period   ......... $    632,324    $   4,831,314
                                                     =============   ==============
Supplemental disclosures of cash flow information:
Cash paid during the period for interest   ......... $  1,106,857    $     863,821
                                                     =============   ==============
Supplemental disclosures of non-cash investing
 activities (also see Note 12):
Increase (decrease) in unrealized holding gain or
 (loss) on available for sale investment securities  $     17,376    $      83,060
                                                     =============   ==============

   The accompanying notes are an integral part of these financial statements.

                FINE AIR SERVICES, INC. AND COMBINED AFFILIATE

                     NOTES TO COMBINED FINANCIAL STATEMENTS


1. NATURE OF BUSINESS:


     Fine Air Services, Inc. ("Fine Air") and its combined affiliate, Agro Air Associates, Inc., ("Agro Air") (collectively the "Company") are under the control of common stockholders. The Company is primarily engaged in interstate, overseas and foreign charter and scheduled air transportation of cargo and mail pursuant to authority granted by the United States Department of Transportation and operates in the United States, South and Central America, and the Caribbean. The Company has worldwide charter authority granted by the United States Department of Transportation and is also engaged in aircraft leasing and repair and maintenance.


     The percentage of revenues derived from each of the Company's primary business activities was as follows:



                                                                   THREE MONTHS
                                                                       ENDED
                                      YEARS ENDED DECEMBER 31,       MARCH 31,
                                      ------------------------   -----------------
                                      1994     1995     1996     1996     1997
                                      ------   ------   ------   ------   --------
                                                                    (UNAUDITED)
Scheduled cargo services  .........    31%      53%      58%      62%        62%
ACMI services .....................    68       46       38       29         35
Repairs, training and other  ......     1        1        4        9          3
                                      ----     ----     ----     ----      ----
                                      100%     100%     100%     100%       100%
                                      ====     ====     ====     ====      ====

     The assets of the Company consist primarily of aircraft, engines, rotable parts, ground equipment and furniture and office equipment, substantially all of which is physically located or based at the Miami International Airport.


     The Company operates principally in Latin America (including Puerto Rico and the U.S. Virgin Islands) and the United States. For the years ended December 31, 1994, 1995 and 1996, Latin America sales accounted for 68%, 88% and 89% of total revenues, respectively. All foreign sales were conducted in U.S. dollars.


2. SIGNIFICANT ACCOUNTING POLICIES:


Basis of Combination


     The combined accounts include the accounts of Fine Air and Agro Air. All significant intercompany accounts and transactions have been eliminated.


REVENUE RECOGNITION


     Aircraft, crew, maintenance and insurance ("ACMI") services revenue is generally recognized on a flight by flight basis, although revenue derived from certain long term ACMI contracts is recognized on a pro rata basis according to block hour usage specified in such contracts. Revenue from scheduled cargo services is recognized when the related cargo reaches its point of destination. Revenue from repairs, training and other is recognized as services are performed.


USE OF ESTIMATES


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                FINE AIR SERVICES, INC. AND COMBINED AFFILIATE

2. SIGNIFICANT ACCOUNTING POLICIES:--(CONTINUED)

liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company uses estimates principally with respect to the allowance for losses on receivables, the economic useful lives of property and equipment and salvage value on owned aircraft. Actual results could differ from those estimates.


CASH AND CASH EQUIVALENTS


     Cash and cash equivalents consist of cash (both interest bearing and non-interest bearing) and certificates of deposit and other highly liquid instruments having maturities of three months or less from the date of purchase. At times cash and cash equivalents in a depository institution may be in excess of the FDIC insurance limit.


RESTRICTED CASH


     Restricted cash consists of certificates of deposit required by various letters of credit (Note 13).


INVESTMENT SECURITIES


     Debt securities that the Company has both the intent and ability to hold to maturity are carried at amortized cost. Securities that the Company does not have the intent or ability to hold to maturity are classified as either "available-for-sale" or as "trading" and are carried at fair value. Unrealized gains and losses on available for sale securities are classified as a separate component of stockholders' equity. Unrealized gains and losses on trading securities are recognized in current earnings. As of December 31, 1995 and 1996 and March 31, 1997, all securities have been classified as available for sale.


EXPENDABLE PARTS


     Flight equipment expendable parts are stated at the lower of average cost or market value.


PROPERTY AND EQUIPMENT


     Owned aircraft are stated at cost. Expenditures for additions, improvements, flight equipment modifications, engine overhauls and major maintenance costs are capitalized. Other maintenance and repairs are charged to expense when incurred. The Company performs a substantial portion of flight equipment modifications, engine repairs, major maintenance as well as normal repairs and maintenance. Owned aircraft are depreciated over their estimated useful lives of 10 years using the straight line method, net of the estimated salvage value of 10%. Major maintenance and overhaul costs are depreciated over their estimated useful lives, which range from 3 to 8 years.


     At the time assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the related accounts, and the difference, net of proceeds, if any, is recorded as a gain or loss.


     Long-lived assets to be held and used are reviewed for impairment whenever changes in circumstances indicate that the related carrying amounts may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. The Company does not believe impairment charges are warranted as of December 31, 1995 and 1996 or as of March 31, 1997.

                FINE AIR SERVICES, INC. AND COMBINED AFFILIATE

2. SIGNIFICANT ACCOUNTING POLICIES:--(CONTINUED)

INCOME TAXES


     Fine Air and Agro Air have each elected to be taxed as an S-Corporation under provisions of the Internal Revenue Code. Accordingly, the Company is not subject to Federal and State income taxes. Instead, the taxable income is included in the individual income tax returns of the stockholders.


     The Company's tax returns for the years ended December 31, 1993 and 1994 are currently under examination by the Internal Revenue Service. The examination relates specifically to the Company's treatment of certain repairs and maintenance, including safety checks mandated by the Federal Aviation Administration, as expenses for tax purposes. Should the Internal Revenue Service take the position that these costs should have been capitalized and subsequently depreciated, a substantial assessment could result. Because the examination is in process, the amount of such an assessment is not presently determinable. The Company believes that its treatment of such costs as deductible for tax purposes is proper and is prepared to defend its position vigorously, if it becomes necessary.


NEW ACCOUNTING PRONOUNCEMENT


     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share". SFAS No. 128 specifies new standards designed to improve the earnings per share ("EPS") information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements and increasing the comparability of EPS data on an international basis. Some of the changes made to simplify the EPS computations include: (a) eliminating the presentation of primary EPS and replacing it with basic EPS, with the principal difference being that common stock equivalents are not considered in computing basic EPS, (b) eliminating the modified treasury stock method and the three percent materiality provision and (c) revising the contingent share provisions and the supplemental EPS data requirements. SFAS No. 128 also makes a number of changes to existing disclosure requirements. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company has not yet determined the impact of the implementation of SFAS No. 128.


INTERIM FINANCIAL STATEMENTS


     The financial statements for the three-month periods ended March 31, 1996 and 1997, and all related footnote information for these periods, are unaudited, and reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, operating results and cash flows for the interim period. The results of operation for the three months ended March 31, 1997 are not necessarily indicative of the results to be achieved for the entire fiscal year ending December 31, 1997.


FAIR VALUE OF FINANCIAL INSTRUMENTS


     The Company's financial instruments consist of investment securities, borrowings under a bank line of credit and long-term debt agreements. Investment securities have been classified as available for sale and are recorded at fair value. The fair values of the line of credit and long-term debt have been estimated based on interest rates available for similar debt instruments and approximate their carrying values.

                FINE AIR SERVICES, INC. AND COMBINED AFFILIATE

2. SIGNIFICANT ACCOUNTING POLICIES:--(CONTINUED)

SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK


     The Company had one principal customer, which accounted for approximately 28% of total revenues, for the year ended December 31, 1994. During the years ended December 31, 1995 and 1996, no single customer comprised 10% or more of total revenues. For the three-month period ended March 31, 1997, the Company had one customer that accounted for 16% of total revenues. As of December 31, 1995, three customers accounted for 25%, 21% and 12%, respectively, of net accounts receivable. At December 31, 1996, the Company had two customers each accounting for 25% of net accounts receivable. As of March 31, 1997, one customer accounted for 40% of net accounts receivable.


3. INVESTMENT SECURITIES:


     The cost and fair values of investments in equity securities at December 31, 1995 and 1996 and at March 31, 1997 were as follows:



                                                                    GROSS           GROSS
                                                                  UNREALIZED      UNREALIZED       MARKET
                                                      COST          GAINS          (LOSSES)        VALUE
                                                    -----------   ------------   ---------------   ---------
  Equity securities at December 31, 1995   ......   $320,728        $39,625       $   (71,356)     $288,997
                                                    ==========      ========      ===========      =========
  Equity securities at December 31, 1996   ......   $249,185        $43,920       $   (68,437)     $224,668
                                                    ==========      ========      ===========      =========
  Equity securities at March 31, 1997
    (unaudited)    ..............................   $ 249,185       $   664       $  (108,241)     $141,608
                                                    ==========      ========      ===========      =========

     Gains and losses resulting from sales of securities are determined using the specific identification method.


4. ACCOUNTS RECEIVABLE:


     Activity in the allowance for doubtful accounts was as follows:



                                                        YEARS ENDED DECEMBER 31,
                                          ----------------------------------------------------   THREE MONTHS ENDED
                                                1994               1995             1996          MARCH 31, 1997
                                          ----------------   --------------   ----------------   -------------------
                                                                                                   (UNAUDITED)
  Balance, beginning of period   ......    $   1,052,304      $   394,221      $  1,044,821          $ 1,308,976
  Provision    ........................          585,905          890,573            16,226              219,197
  Receivables charged off  ............       (1,243,988)        (239,973)         (143,089)                  --
  Recoveries   ........................               --               --           391,018                   --
                                           -------------      -----------      ------------          ------------
  Balance, end of period   ............    $     394,221      $ 1,044,821      $  1,308,976          $ 1,528,173
                                           =============      ===========      ============          ============

                FINE AIR SERVICES, INC. AND COMBINED AFFILIATE

5. LOANS RECEIVABLE:


     Loans receivable were as follows at December 31, 1995:



  Mortgage receivable from related party. Interest at 8%; payable in monthly installments of principal and interest totaling $2,387 through April 2023.
    Collateralized by residential real property.   ...........................   $317,600
  Loans receivable from related parties, due on demand; noncollateralized;
    non-interest bearing.  ...................................................     59,511
                                                                                 ---------
   Total notes and loans from related parties   ..............................    377,111
  Loan receivable from unrelated parties due on demand; noncollateralized;
    interest at 10%.    ......................................................     72,436
  Loan receivable from unrelated parties due on demand; noncollateralized;
    non-interest bearing.  ...................................................     57,358
  Loan receivable from employee due on demand; noncollateralized;
    interest at 10%.    ......................................................     25,000
                                                                                 ---------
   Total loans receivable  ...................................................    531,905
  Less current portion  ......................................................    217,667
                                                                                 ---------
  Loans receivable, less current portion  ....................................   $314,238
                                                                                 =========

     Of the loans receivable outstanding at December 31, 1995, $506,905 were transferred to one of the 50% stockholders of the Company as part of the purchase of an aircraft acquired from a company owned by that stockholder (see
Note 12).


6. PROPERTY AND EQUIPMENT:


     Property and equipment consisted of the following at:



                                                                   DECEMBER 31,
                                                       -------------------------------------     MARCH 31,
                                                             1995                1996               1997
                                                       -----------------   -----------------   -----------------
                                                                                                (UNAUDITED)
  Aircraft, engines and betterments  ...............    $   46,372,150      $   58,977,975      $   61,261,441
  Automobile and trucks  ...........................           483,538             493,296             500,980
  Leasehold improvements, furniture and fixtures   .           805,918             957,279           1,003,412
  Machinery and equipment   ........................         1,641,871           3,611,668           5,373,709
                                                        --------------      --------------      --------------
                                                            49,303,477          64,040,218          68,139,542
  Accumulated depreciation and amortization   ......       (16,889,328)        (26,230,950)        (29,067,151)
                                                        --------------      --------------      --------------
                                                        $   32,414,149      $   37,809,268      $   39,072,391
                                                        ==============      ==============      ==============

7. ENGINES HELD FOR SALE:


     During 1995, the Company designated four engines, previously recorded in property and equipment, as engines held for sale. Such engines were carried at $1,570,642. In March 1996, the engines were sold to the financial institution which holds the Company's note payable (original principal of $10,810,725) for $1,935,110 (the March 1996 installment of principal and interest). The Company recorded a gain of $365,000 as a result of this transaction.

                FINE AIR SERVICES, INC. AND COMBINED AFFILIATE

8. LINE OF CREDIT:


     The Company had a $2,000,000 revolving line of credit with a bank which matured in May 1997. The Company did not renew the credit facility. Outstanding borrowings under the facility, which are collateralized by certain assets of the Company, bear interest, payable monthly, at the prime rate plus 1% (8.5% and 9.25% at December 31, 1995 and 1996, respectively). The outstanding borrowings under the line of credit as of December 31, 1995 and 1996 were $600,000 and $700,000, respectively. There were no borrowings outstanding at March 31, 1997.


9. LONG-TERM DEBT:


     Long-term debt was as follows:



                                                                    DECEMBER 31,
                                                         -----------------------------------     MARCH 31,
                                                               1995               1996             1997
                                                         ----------------   ----------------   ----------------
                                                                                                (UNAUDITED)
  Note payable, interest at 8.75%; payable in annual
    installments of principal and interest totaling
    $1,935,110 through March 2003; collateralized
    by aircraft   ....................................    $  10,810,725      $   9,821,554      $   8,745,830
  Note payable, interest at 7.5%; payable in annual
    installments of principal and interest totaling
    $321,314 through July 1999; collateralized
    by aircraft   ....................................        1,076,186            835,585            835,585
  Various notes payable; interest at rates ranging
    from 7.5% to 10%    ..............................          641,774                 --                 --
                                                          -------------      -------------      -------------
  Total long-term debt  ..............................       12,528,685         10,657,139          9,581,415
  Current portion of long-term debt    ...............       (1,871,545)        (1,334,369)        (1,428,494)
                                                          -------------      -------------      -------------
  Long-term debt, less current portion    ............    $  10,657,140      $   9,322,770      $   8,152,921
                                                          =============      =============      =============

     Required principal maturities on long-term debt are as follows:



YEAR ENDING DECEMBER 31,
----------------------------
         1997   ............   $ 1,334,369
         1998   ............     1,447,894
         1999   ............     1,571,108
         2000   ............     1,383,530
         2001   ............     1,504,588
         Thereafter   ......     3,415,650
                               ------------
           Total   .........   $10,657,139
                               ============

10. LEASE COMMITMENTS:


     The Company leases office, hanger and warehouse space at the Miami International Airport from Metropolitan Dade County. The office and warehouse facilities lease expires in September 1999. The hanger lease expires in March 2001. The Company also leases a building from an unrelated party for its

                FINE AIR SERVICES, INC. AND COMBINED AFFILIATE

10. LEASE COMMITMENTS:--(CONTINUED)

engine repair operations. The building lease expires in May 1998. All leases have been classified as operating for financial reporting purposes. Minimum non-cancellable lease commitments are as follows:



     1997   ............   $2,266,000
     1998   ............    2,373,000
     1999   ............    2,172,000
     2000   ............    1,659,000
     2001   ............      584,000
     Thereafter   ......            0
                           -----------
       Total   .........   $9,054,000
                           ===========

     Rent expense for the years ended December 31, 1994, 1995, and 1996 was, $1,076,000, $1,663,000, and $2,305,000, respectively. Rent expense for the three-month periods ended March 31, 1996 and 1997 was $370,000 and $768,000, respectively.


11. GAIN ON INSURANCE SETTLEMENT:


     During 1994, an aircraft was declared a total loss by the Company's insurance underwriters as a result of an accident. The total insurance proceeds received for the aircraft were $3,900,000. A gain of $2,227,000 was recognized during 1994, which represented the excess of insurance proceeds over the net book value of the aircraft.


12. RELATED PARTY TRANSACTIONS:


     In December 1996, the Company purchased a cargo aircraft from a company owned by a stockholder of the Company in exchange for $2,859,000, consisting of $1,700,000 of overhaul costs performed on the aircraft, loans and advances to stockholders of $481,000 and loans, interest receivable and receivables from parties related to the stockholders of $678,000. The maintenance performed in the amount of $1,700,000 is included in revenues--repairs, training and other.


     Also, for the year ended December 31, 1996, the Company recorded revenues (repairs, training and other) of approximately $1,886,000 relating to work performed for an entity in which the stockholders of the Company have a controlling interest. This amount is included in trade accounts receivable at December 31, 1996. For the three-month period ended March 31, 1997, the Company recorded an additional $300,000 in revenues relating to such work. The accounts receivable balance at March 31, 1997 was $734,000.


     By December 31, 1999, the Company will be required to install hushkits on all of its existing fleet of 15 DC-8 aircraft to comply with noise abatement regulations issued by the Federal Aviation Administration. Management estimates that the cost of installing the hushkits will approximate $1.6 million per aircraft. The Company intends to purchase the hushkits from an entity in which its stockholders have a controlling interest.


     In January 1995, the Company obtained a $2.5 million judgment against a former insurance carrier. The judgment was appealed and is pending final ajudication. Consequently, the $2.5 million judgment is not recorded in the financial statements of the Company. Prior to the effective date of the proposed

                FINE AIR SERVICES, INC. AND COMBINED AFFILIATE

12. RELATED PARTY TRANSACTIONS:--(CONTINUED)

public offering (See Note 14) the Company will assign to its shareholders the right to receive the proceeds, if any, resulting from the final settlement of this litigation.


13. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK:


     At December 31, 1995 and 1996 and at March 31, 1997, the Company had outstanding $417,500, $578,000 and $578,000, respectively, of irrevocable standby letters of credit to guarantee landing fees in certain countries and to guarantee rent at the Miami International Airport corporate offices and hangar facilities. Of these letters of credit, $141,300, $181,700 and $181,700 have been collateralized by restricted cash on deposit at the bank issuing such letters of credit as of December 31, 1995 and 1996 and March 31, 1997, respectively.


14. PRO FORMA DISCLOSURES (UNAUDITED):


     The Company expects to offer for sale 7,400,000 shares of common stock, $0.01 par value, in an initial public offering. Immediately prior to the effective date of the offering, each of the 50% shareholders will contribute their respective interests in Agro Air to Fine Air, and Agro Air will become a wholly-owned subsidiary of Fine Air.


     On the effective date of the proposed initial public offering (the "Offering"), the Company will increase the number of authorized shares of Common Stock from 8,000 shares to 50,000,000 shares and will reduce the par value per share of Common Stock from $1 to $0.01. The Company will also authorize 10,000,000 shares of preferred stock, par value of $0.01. Also on the effective date, Fine Air will effect a 14,000-for-1 stock split to increase the number of shares of Common Stock outstanding from 1,000 shares to 14,000,000 shares. Stockholder's equity will be restated to give retroactive recognition to the stock split in prior periods by reclassifying from retained earnings to Common Stock the par value of the additional shares that will arise from the split. All applicable share and per share data will be adjusted for the stock split


PRO FORMA INCOME TAXES


     As described in Note 2, prior to the effective date of the Company's proposed public offering, the Company had elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Immediately prior to the completion of the public offering, the Company will terminate their S Corporation elections and, accordingly, become subject to federal and state income taxes. Upon termination of the S Corporation elections, deferred income taxes reflecting the tax effect of temporary differences between the Company's financial statement and tax bases of certain assets and liabilities will become a net liability of the Company and will be reflected on the consolidated balance sheet with a corresponding non-recurring expense in the consolidated statement of operations in the quarter that the public offering is completed. Deferred taxes relate primarily to the difference in capitalization methods used for book and tax purposes and the differences in the methods of accounting for the provision for bad debts. The amount of such net deferred tax liability computed using the asset and liability method of accounting for deferred income taxes approximated $8,843,000 at March 31, 1997 consisting of a current deferred tax asset of $489,000 relating to the provision for bad debts and a noncurrent deferred tax liability of $9,332,000 resulting from the difference between book and tax capitalization methods.


     The following unaudited pro forma information reflects the reconciliation between the statutory provision for income taxes and the actual provision relating to the incremental income tax expense that the Company would have incurred if they had been subject to federal and state income taxes:

                FINE AIR SERVICES, INC. AND COMBINED AFFILIATE

14. PRO FORMA DISCLOSURES (UNAUDITED):--(CONTINUED)


                                                                                                  THREE MONTHS
                                                        YEARS ENDED DECEMBER 31,                ENDED MARCH 31,
                                               ------------------------------------------   ------------------------
                                                 1994           1995           1996          1996          1997
                                               ------------   ------------   ------------   ----------   -----------
Income tax at federal statutory rate  ......   $4,827,000     $3,753,000     $4,430,000     $470,000     $1,073,000
State taxes, net of federal benefit   ......      521,000        407,000        479,000       81,000        120,000
Nondeductible expenses .....................       56,000         60,000         61,000           --             --
                                               -----------    -----------    -----------    ---------    -----------
Pro forma provision for income taxes
 (S Corporations)   ........................   $5,404,000     $4,220,000     $4,970,000     $551,000     $1,193,000
                                               ===========    ===========    ===========    =========    ===========

     The Pro forma provisions for income taxes, as calculated above, assumed combined Federal and state income tax rates of 37.6%.

     Prior to the consummation of the offering, the S Corporations will enter into S Corporation Tax Indemnification Agreements (the "Tax Agreements") with their current shareholders relating to their respective income tax liabilities. As specified in the Tax Agreements, the Company will indemnify the S Corporation shareholders for the amount of any additional taxes, interest or penalties paid by them as a result of any adjustments to the S Corporations' taxable income prior to the conversion date. The Company will also indemnify the S Corporation shareholders for any taxes incurred by them resulting from receipt of the aformentioned indemnity payments.


PRO FORMA NET INCOME PER SHARE

     Pro forma net income per share amounts have been computed based upon the weighted average number of common shares outstanding during each period and give effect to the increase in the number of shares which, when multiplied by the offering price, would have been sufficient to replace the amount of the distribution to the S Corporation shareholders in excess of pro forma earnings for the twelve months ended March 31, 1997.

     Supplemental pro forma net income per share would have been $0.37 per share and $0.09 per share for the year ended December 31, 1996 and the three months ended March 31, 1997, respectively, giving effect to the use of a portion of the net proceeds of this offering to repay the Company's bank borrowings at January 1, 1996, and assuming an increase in the number of weighted average shares outstanding to 23,444,932.


PRO FORMA BALANCE SHEET

     The Company's unaudited pro forma stockholders' equity at March 31, 1997 reflects the effect on historical retained earnings of a planned S Corporation distribution to the existing shareholders of $24.5 million consisting of approximately $4.8 million in cash and $19.7 million in short-term notes payable, and the recording of a net deferred tax liability of $8.8 million as if the S Corporation elections terminated immediately prior to March 31, 1997. The unaudited pro forma stockholders' equity does not include any proceeds from the Company's initial public offering or earnings since March 31, 1997.

15. SUBSEQUENT EVENTS (UNAUDITED):

Stock Option Plan

     In June 1997, the Company adopted the 1997 Incentive Compensation Plan (the "Plan"), whereby officers, key employees, directors and nonemployee consultants may be granted stock options, stock appreciation rights ("SARs"), restricted stock, deferred stock and other stock-related awards.

                FINE AIR SERVICES, INC. AND COMBINED AFFILIATE

15. SUBSEQUENT EVENTS (UNAUDITED):--(CONTINUED)

     Prior to the establishment of a Compensation Committee (the "Committee") of the Board of Directors (the "Board"), the Plan will be administered by the Board. The Committee or the Board will have the authority to determine, among other things, the selection of individuals eligible to become participants, the timing and number of options and other awards to be granted, the vesting periods and the exercise prices.


     The exercise prices and vesting periods of options granted will be determined by the Committee or the Board, provided that the exercise price of options granted will not be less than the fair market value of the Company's Common Stock on the date of the grant, except that options granted to any 10% shareholder will have an exercise price of at least 10% above the fair market value of the Company's Common Stock on the date of the grant. Options will have a maximum exercise period of ten years from the date of grant, except that the maximum exercise period for 10% shareholders will be five years.


     No options will be granted under the Plan prior to the Offering. Upon consummation of the Offering, the Company intends to grant options to purchase 485,700 and 30,000 shares to employees and non-employee directors, respectively. These options will have an exercise price equal to the Offering price and will vest ratably over a three year period. The Company has reserved 1,250,000 shares of Common Stock for issuance under the Plan.


     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation." Under the provisions of SFAS No. 123, companies can elect to recognize stock-based compensation expense using a fair-value based method or can adopt disclosure only provisions under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." As permitted by SFAS No. 123, the Company has elected to account for stock based compensation under the provisions of APB No. 25. Accordingly, the Company's financial position, results of operations and liquidity will not be affected by the granting of incentive stock options.



EMPLOYEE STOCK PURCHASE PLAN


     In June 1997, the Company adopted the Employee Stock Purchase Plan (the "Stock Purchase Plan"), which will become effective on the consummation date of the Offering. All eligible employees, other than holders of Common Stock or options to purchase 5% or more of the Company's Common Stock may participate in the Stock Purchase Plan. Under the Stock Purchase Plan, participants have the right to purchase on an annual basis shares of Common Stock not to exceed 25% of the participant's total annual compensation. The purchase price per share will be the lesser of 85% of (a) the initial offering price of the Company's Common Stock, or (b) the fair market value per share on the purchase date, to a maximum of $25,000 of Common Stock in any calendar year. The Company has reserved 250,000 common shares for issuance under the Stock Purchase Plan.

                  THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

                  THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

================================================================================
 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING
OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR BY THE UNDERWRITERS.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL,
UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE
HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                          --------------------------

                               TABLE OF CONTENTS
                                                         PAGE
                                                        --------
Prospectus Summary ....................................     3
Risk Factors ..........................................     8
Use of Proceeds .......................................    13
Dividend Policy and Prior S Corporation Status   ......    13
Capitalization  .......................................    14
Dilution  .............................................    15
Selected Financial Data  ..............................    16
Management's Discussion and Analysis of
  Financial Condition and Results of Operations  ......    17
Industry Overview  ....................................    27
Business  .............................................    28
Management   ..........................................    45
Certain Transactions  .................................    51
Principal and Selling Shareholders   ..................    53
Description of Capital Stock   ........................    54
Shares Eligible for Future Sale   .....................    57
Underwriting ..........................................    58
Legal Matters   .......................................    59
Experts   .............................................    59
Additional Information   ..............................    60
Index to Financial Statements  ........................    F-1

                          --------------------------

 UNTIL AUGUST 31, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
================================================================================


================================================================================

                               8,500,000 SHARES

                                 [FineAir Logo]
                            FINE AIR SERVICES, INC.


                                 COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                               ALEX. BROWN & SONS
                                  INCORPORATED

                            BEAR, STEARNS & CO. INC.

                            DILLON, READ & CO. INC.

                                 August 6, 1997
================================================================================